As filed with the Securities and Exchange	Registration No. 333-XXXXXX
Commission on July 28, 2023	Registration No. 811-08524

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ______	☐
Post-Effective Amendment No. ______	☐
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Post-Effective Amendment No.490	☒
(Check appropriate box or boxes.)

Separate Account EQ
(Exact Name of Registrant)

Venerable Insurance and Annuity Company
(Name of Depositor)

699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942
(Address of Depositor’s Principal Executive Offices) (Zip Code)

800-366-0066
(Depositor’s Telephone Number, including Area Code)

J. Neil McMurdie
Vice President & Deputy General Counsel
Venerable Insurance and Annuity Company
1475 Dunwoody Drive, Suite 200
West Chester, Pennsylvania 19380
(Name and Address of Agent for Service)

Copy to:
Thomas E Bisset, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001

Approximate Date of Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Deferred Combination Variable and Fixed Annuity Contract

PART A
INFORMATION REQUIRED IN A PROSPECTUS

SEPARATE ACCOUNT EQ OF VENERABLE INSURANCE AND ANNUITY COMPANY

SUPPLEMENT DATED DECEMBER [   ], 2023 TO
THE PROSPECTUS AND INITIAL SUMMARY PROSPECTUS,
EACH DATED DECEMBER [   ], 2023 FOR
THE ACCUMULATOR® SERIES VARIABLE ANNUITY

This Supplement provides important information regarding an offer Venerable Insurance and Annuity Company (“VIAC," the "Company," or “we”) is making to you to exchange your Equitable Financial Life Insurance Company (“EFLIC”) Accumulator® Series variable annuity contract for a substantially identical VIAC variable annuity contract. Please read this Supplement carefully and retain it for future reference.

In connection with VIAC's assumption reinsurance of the Accumulator® Series variable annuity contracts (including your contract) issued by EFLIC ("EFLIC Contracts"), an owner of an EFLIC Contract may exchange his/her EFLIC Contract for an Accumulator® Series variable annuity contract issued by the Company ("VIAC Contract"), in accordance with the terms and conditions described below.  EFLIC and VIAC have received all necessary regulatory approvals for this exchange offer.

You are not required to accept the exchange offer. If you choose not to accept the exchange offer, your EFLIC Contract will continue unchanged. There will be no charges assessed against you or adverse tax consequences to you if you elect not to exchange your EFLIC Contract. If you choose to accept the exchange offer, your new VIAC Contract will be identical to your EFLIC Contract except that VIAC will be the issuer of your VIAC Contract. There will be no charges assessed against you or adverse tax consequences to you if you elect to exchange your EFLIC Contract for a VIAC Contract.

Terms and Conditions
You may only exchange your EFLIC Contract for a VIAC Contract of the same contract class and with the same optional benefit riders. The exchange offer is not available for partial exchanges.

In connection with the exchange offer, you have been provided:
•	A Notice of Transfer from EFLIC describing in detail the exchange and your options;
•	A current initial summary prospectus for the VIAC Contract; and
•	This Supplement to the prospectus and initial summary prospectus for the VIAC Contract.

The full VIAC Contract prospectus is available as noted below.

To exchange your EFLIC Contract for a VIAC Contract,
•	You must affirmatively accept the exchange offer, or
•
If the state law applicable to your EFLIC Contract as described in the Notice of Transfer allows us to rely on implied consent, you may be deemed to have elected the exchange if you do not exercise your right to opt out within a specified time period.

Please refer to the accompanying Notice of Transfer for specific information with respect to your right to accept or reject the exchange offer, including the date by which you may accept or reject the exchange offer.  We reserve the right to extend or terminate the exchange offer upon reasonable written notice to you.
Important Considerations
If you elect to exchange your EFLIC Contract for a VIAC Contract (affirmatively or through implied consent):
•	Your EFLIC Contract will terminate and EFLIC will have no further obligation to you for the benefits under your EFLIC Contract;
•
VIAC will issue to you an Assumption Certificate that will endorse your EFLIC Contract and convert it into your new VIAC Contract. VIAC will be solely responsible to you for the guaranteed benefits under your VIAC Contract;

•	The Account Value you have invested in your EFLIC Contract will be transferred to your VIAC Contract and there will be no interruption to your investments as a result of the exchange;
•
The same Funds that are currently available under your EFLIC Contract will be available for investment under your VIAC Contract in accordance with the investment restrictions under your optional benefit riders, if any;

•
Your death benefit under your VIAC Contract immediately after the exchange will be the same as your death benefit under your EFLIC Contract immediately before the exchange and will continue to be calculated in the same way;

•	You will receive credit for the time your contributions were invested in your EFLIC Contract for purposes of determining whether a withdrawal charge, if applicable, applies under your VIAC Contract;
•	We will not assess any charges against you as a result of the exchange; and
•	There will be no tax consequences to you as a result of the exchange.

The features and benefits, available investment options, charges and deductions, and optional benefit riders under the VIAC Contract are the same as those under your EFLIC Contract. Administration of the VIAC Contract will be provided by VIAC.

In the event an error occurs with respect to the Notice of Transfer provided to you about the exchange offer and your acceptance or rejection rights, or in the event a medical condition prevents you from exercising your acceptance or rejection rights within the prescribed time period (if applicable), you may be eligible within a reasonable period of time, not to exceed 24 months from the date of the exchange, to request that the exchange be rescinded and have your EFLIC Contract reinstated.

While your VIAC Contract will be identical to your EFLIC Contract, except for the issuing company, the following chart provides a brief summary comparison of some of the important features of the EFLIC Contracts and each corresponding VIAC Contract offered in exchange. You should not rely solely on this chart to decide whether to exchange your EFLIC Contract for a VIAC Contract.

Summary Comparison of EFLIC Contract and VIAC Contract

Features	EFLIC Contract	VIAC Contract
Benefits
Available Investment Options	• Funds • Guaranteed Interest Option • Account for Special Dollar Cost Averaging (Accumulator® and Accumulator® Elite only)	• Same Funds available • Guaranteed Interest Option • Account for Special Dollar Cost Averaging (Accumulator® and Accumulator® Elite only)
Credits (Accumulator® Plus only)	Percentage based on 1st Year EFLIC Contract Contributions	Percentage based on 1st Year EFLIC Contract Contributions
Less than $500,000	4%	4%
$500,000 - $999,999.99	4.5%	4.5%
$1 million or more	5%	5%
Death Benefits
• Standard Death Benefit
• Annual Ratchet to Age 85
• Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85
• Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85
• Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85
• Earnings Enhancement
• Return of Account Value

• Standard Death Benefit
• Annual Ratchet to Age 85
• Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85
• Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85
• Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85
• Earnings Enhancement
• Return of Account Value

Living Benefits	• Guaranteed Minimum Income Benefit with 6.5% Roll-Up • Guaranteed Minimum Income Benefit with 6% Roll-Up	• Guaranteed Minimum Income Benefit with 6.5% Roll-Up • Guaranteed Minimum Income Benefit with 6% Roll-Up
Other Benefits	• Rebalancing • Dollar Cost Averaging • Automatic Withdrawals • Loans (403(b) Contracts only)	• Rebalancing • Dollar Cost Averaging • Automatic Withdrawals • Loans (403(b) Contracts only)
Annuity Payout Options	• Life annuity • Life annuity with period certain • Life annuity with refund certain	• Life annuity • Life annuity with period certain • Life annuity with refund certain
Transaction Expenses
Withdrawal Charge Period and Withdrawal Charge
Accumulator®	7 years 7%, 7%, 6%, 6%, 5%, 3%, 1% (of each contribution)	7 years 7%, 7%, 6%, 6%, 5%, 3%, 1% (of each contribution)
Accumulator® Plus	8 years 8%, 8%, 7%, 7%, 6%, 5%, 4%, 3% (of each contribution)	8 years 8%, 8%, 7%, 7%, 6%, 5%, 4%, 3% (of each contribution)
Accumulator® Elite	4 years 8%, 7%, 6%, 5% (of each contribution)	4 years 8%, 7%, 6%, 5% (of each contribution)
Accumulator® Select	None	None
Special Service Charges
Express Mail Charge	$90	$90
Wire Transfer Charge	$35	$35
Duplicate Contract Charge	$35 (currently waived)	$35 (currently waived)
Annual Contract Expenses
Annual Administrative Charge	$30 (No charge if your Account Value is $50,000 or more on the Contract Date Anniversary)	$30 (No charge if your Account Value is $50,000 or more on the Contract Date Anniversary)
Base Contract Expenses	As an annual percentage of daily net assets in variable investment options	As an annual percentage of daily net assets in variable investment options
Accumulator®	1.30%	1.30%
Accumulator® Plus	1.55%	1.55%
Accumulator® Elite	1.65%	1.65%
Accumulator® Select	1.70%	1.70%
Standard Death Benefit or Return of Account Value	No Charge	No Charge
Optional Benefit Expenses
Guaranteed Minimum Death Benefit Charge	As an annual percentage of benefit base	As an annual percentage of benefit base
Annual Ratchet to Age 85	0.25%	0.25%
Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85	Maximum: 0.95% Current: 0.80%	Maximum: 0.95% Current: 0.80%
Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85	Maximum: 0.80% Current: 0.65%	Maximum: 0.80% Current: 0.65%
Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85	0.65%	0.65%
Earnings Enhancement	As an annual percentage of Account Value	As an annual percentage of Account Value
	0.35%	0.35%
Guaranteed Minimum Income Benefit Charge	As an annual percentage of benefit base	As an annual percentage of benefit base
With 6.5% Roll-Up	Maximum: 1.10% Current: 0.80%	Maximum: 1.10% Current: 0.80%
With 6% Roll-Up	Maximum: 0.95% Current: 0.65%	Maximum: 0.95% Current: 0.65%
Annual Fund Expenses
Minimum	0.57%	0.57%
Maximum	1.40%	1.40%

Please note that EFLIC Contracts (and, consequently, a VIAC Contract issued in exchange for an EFLIC Contract) may provide different features and benefits from, and impose different costs than, those summarized in this chart because of differences imposed by the state in which the EFLIC Contract was issued. For more complete details, you should carefully review the full VIAC Contract prospectus and compare it to the full EFLIC Contract prospectus.

Tax Matters

We believe that there will be no adverse tax consequences to Contract owners as a result of the assumption reinsurance agreement between EFLIC and VIAC or the exercise of your acceptance or rejection rights in relation to the exchange offer described in this supplement. Notwithstanding, we recommend that you consult with your tax advisor when considering the exchange offer.

More Information

The full VIAC Contract prospectus is available online at https://docs.venerable.com/#/landing. You can also request a copy of the full VIAC Contract prospectus by calling VIAC Customer Service at 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

If you have any questions regarding the exchange offer, please contact your financial representative or call the EFLIC customer service center at 1-800-[To be provided in the pre-effective amendment].  Written inquiries may be mailed to:

Equitable Financial Life Insurance Company
[Address to be provided in the pre-effective amendment]

Venerable Insurance and Annuity Company and its Separate Account EQ
The Accumulator® Series
December [   ], 2023, Prospectus
This prospectus (the “Prospectus”) describes Accumulator® Series, which are group and individual deferred combination variable and fixed annuity contracts (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account EQ (the “Separate Account”).  The Accumulator® Series consists of four Contract classes: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® SelectSM. The Contracts provide for the accumulation of retirement savings and for income. The Contracts offer income and death benefit protection as well. They also offer a number of payout options. The Contracts are offered solely to owners of Accumulator® Series variable annuity contracts issued by Equitable Financial Life Insurance Company (“EFLIC”) in connection with the Company’s assumption reinsurance of the EFLIC Contracts. This Prospectus describes the features and benefits of the Contracts issued to EFLIC Contract owners who elect to exchange their EFLIC Contract for the Contract. An EFLIC Contract may only be exchanged for a Contract of the same contract class and with the same optional benefit riders. Additional information about the terms and conditions of the exchange offer can be found in a supplement that accompanies this Prospectus. The Contracts are not offered for sale to any other prospective purchasers.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your contributions and Account Value to one or more available investment options, which include:
•	Subaccounts of the Separate Account, each of which invests in an underlying mutual fund (the “Funds”);
•	The Guaranteed Interest Option; and
•
The Account for Special Dollar Cost Averaging (“DCA”) (accepts only contributions, if available, and applies to Accumulator® and Accumulator® EliteSM Contracts only) and the Account for Special Money Market DCA (accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only).

Your Account Value will vary daily to reflect the investment performance of the Subaccount(s) you select and any interest credited to your allocations to the Guaranteed Interest Option and the Account for Special DCA.

This Prospectus provides information that you should know before investing and should be kept for future reference.

For more information about the particular features, charges, and options applicable to you, please contact your financial professional or refer to your Contract.  Also, please review “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for a description of material state variations.

If you own an Accumulator® PlusSM Contract, we will add a Credit to your contributions. Fees and charges for an Accumulator® PlusSM Contract are higher than for an Accumulator® Contract and the amount of the Credit may be more than offset by these higher fees and charges. Credits may be recaptured upon annuitization and death.

We reserve the right to stop accepting any contribution from you at any time. If you have one or more guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the Contract, you may no longer be able to fund your guaranteed benefit(s). This means that you may no longer be able to increase your Account Value and the benefit bases associated with your guaranteed benefits through contributions.  With limited exceptions, we no longer accept contributions to the Contracts. Unless otherwise provided, we currently continue to accept contributions to:
•	Qualified defined contribution retirement plan (“Qualified 401(a) and 401(k)”) Contracts, and
•	All Contracts issued in the states of Florida or Oregon, except Tax Sheltered Annuity (“403(b)”) Contracts.

References to contributions in this Prospectus are for the benefit of Contract Owners currently eligible to continue making contributions to the Contracts.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The Contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.
  ’07 All

TABLE OF CONTENTS	Page
SPECIAL TERMS
KEY INFORMATION
OVERVIEW OF THE CONTRACT
FEES AND EXPENSES TABLES
PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ
THE FUNDS
CHARGES AND FEES
THE ANNUITY CONTRACT
TRANSFERS AMONG YOUR INVESTMENT OPTIONS
WITHDRAWALS
ANNUITY OPTIONS
BENEFITS AVAILABLE UNDER THE CONTRACT
DEATH BENEFITS
OPTIONAL LIVING BENEFITS
OTHER BENEFITS
FEDERAL TAX CONSIDERATIONS
OTHER INFORMATION
APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT
APPENDIX B – ENHANCED DEATH BENEFIT EXAMPLES
APPENDIX C – HYPOTHETICAL EXAMPLES
APPENDIX D – EARNINGS ENHANCEMENT BENEFIT EXAMPLE
APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS
APPENDIX F – CONTRACT VARIATIONS
APPENDIX G – RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT
APPENDIX H – GUARANTEED BENEFIT LUMP SUM PAYOUT OPTION HYPOTHETICAL EXAMPLES
STATEMENT OF ADDITIONAL INFORMATION	Back Cover

SPECIAL TERMS

The following special terms have special meaning and are used throughout this Prospectus.   Other special terms are generally defined in the sections where those terms appear.

Account Value
The total value of the values you have in (i) the Subaccounts; (ii) the Guaranteed Interest Option; (iii) the Account for Special DCA (applies to Accumulator® and Accumulator® EliteSM Contracts only) and (iv) the loan reserve account (applies for Rollover 403(b) Contracts only).

Annuitant	The person who is the measuring life for determining the Contract Maturity Date. The Annuitant is not necessarily the Owner.
Business Day
Generally, any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A Business Day does not include a day on which the NYSE is closed due to emergency conditions determined by the SEC. We may also close due to such emergency conditions.

Cash Value
At any time before annuity payments begin, your Contract’s Cash Value is equal to the Account Value less: (i) the total amount or a pro rata portion of the Annual Administrative Charge, as well as any optional benefit charges; (ii) any applicable Withdrawal Charges (not applicable to Accumulator® SelectSM Contracts); and (iii) the amount of any outstanding loan plus accrued interest (applicable to Rollover 403(b) Contracts only).

Contract Date	The effective date of an EFLIC Contract. Your Contract Date is shown in your Contract.
Contract Date Anniversary	The end of each 12-month period following the Contract Date. For example, if your Contract Date is May 1st, your Contract Date Anniversary is April 30th.
Contract Year	The 12-month period beginning on your Contract Date and each 12-month period after that date.
Credit	If you purchased an Accumulator® PlusSM Contract, we will add a Credit to your contributions. Credits may be recaptured upon annuitization and death.
EFLIC Contract
The Accumulator® Series variable annuity contract issued by Equitable Financial Life Insurance Company that may be exchanged for the Contract described in this Prospectus of the same contract class and with the same optional benefit riders.

Fund	An underlying mutual fund in which a Subaccount invests.
Good Order	An instruction received by us, utilizing such forms as we may require, that is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction.
Guaranteed Interest Option	Part of our general account that pays interest at guaranteed rates.
Maturity Date	Generally, the Contract Date Anniversary that follows the Annuitant’s 95th birthday.
Owner
The person who is the named Owner of the Contract and, if a natural person, the measuring life for determining Contract benefits. If the Owner is a non-natural person, the Annuitant is the measuring life for determining Contract benefits.

Qualified Contract
A Contract purchased through a tax-qualified retirement plan or program under Sections 401(a), 401(k), 403(b), 408, or 408A of the Tax Code. Contracts that are not Qualified Contracts are referred to as “Nonqualified Contracts.”

Subaccounts	Subaccounts of the Separate Account available for investment under the Contracts, each of which invests in a single Fund.
Tax Code	The Internal Revenue Code of 1986, as amended.

We sometimes use different words in this Prospectus than in the Contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the Contract or supplemental materials. Your financial professional can provide further explanation about your Contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Subaccounts	Investment Funds
Account Value	Annuity Account Value
Unit	Accumulation Unit
Guaranteed Minimum Death Benefit (“GMDB”)	Guaranteed death benefit
Guaranteed Minimum Income Benefit (“GMIB”)	Guaranteed Income Benefit
Guaranteed Interest Option	Guaranteed Interest Account
Excess Withdrawal	Guaranteed Withdrawal Benefit for Life Excess Withdrawal

KEY INFORMATION

FEES AND EXPENSES
Charges for Early Withdrawals
Each class of the Contract provides for different Withdrawal Charge periods and percentages.

Accumulator® — If you surrender your Contract, apply Cash Value to a non-life contingent annuity payment option, or withdraw money from the Accumulator® Contract within 7 years following your last contribution, you will be assessed a Withdrawal Charge of up to 7% of such contribution. For example, if you make a withdrawal in the first year, you could pay a Withdrawal Charge of up to $7,000 on a $100,000 investment.

Accumulator® PlusSM — If you surrender your Contract, apply Cash Value to a non-life contingent annuity payment option, or withdraw money from the Accumulator® PlusSM Contract within 8 years following your last contribution, you will be assessed a Withdrawal Charge of up to 8% of such contribution. For example, if you make a withdrawal in the first year, you could pay a Withdrawal Charge of up to $8,000 on a $100,000 investment.

Accumulator® EliteSM — If you surrender your Contract, apply Cash Value to a non-life contingent annuity payment option, or withdraw money from the Accumulator® EliteSM Contract within 4 years following  your last contribution, you will be assessed a Withdrawal Charge of up to 8% of such contribution. For example, if you make a withdrawal in the first year, you could pay a Withdrawal Charge of up to $8,000 on a $100,000 investment.

Accumulator® SelectSM — No Withdrawal Charge.

For additional information about charges for surrenders and early withdrawals see “Withdrawal Charge” in “CHARGES AND FEES” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may also be charged for other transactions (for special requests such as express mail and duplicate Contracts).

For additional information about transaction charges see “Special Service Charges” in ”CHARGES AND FEES” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
Each class of the Contract provides for different ongoing fees and expenses. The table below describes the fees and expenses that you may pay each year under the Contract, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)(1)	1.30%	1.70%
	Investment options (Fund fees and expenses)(2)	0.57%	1.40%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.25%	1.10%
(1) Expressed as an annual percentage of daily net assets in each Subaccount. The Base Contract expenses consist of the Mortality and Expense Risk Charge, the Annual Administrative Charge, and the Distribution Charge.
(2) Expressed as an annual percentage of daily net assets of the Funds. This range is for the year ended December 31, 2022 and could change from year to year.
(3) Expressed as an annual percentage of the applicable benefit base.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no Credits and that you do not take withdrawals from the Contract or make any other transactions, which could add Withdrawal Charges that substantially increase costs.

[ANNUAL COST FIGURES TO BE PROVIDED IN THE PRE-EFFECTIVE AMENDMENT]
Lowest Annual Cost $[ ]	Highest Annual Cost $[ ]
Assumes:
• Investment of $100,000
• 5% annual appreciation
• Least expensive combination of Contract class and Fund fees and expenses
• No optional benefits
• No sales charges
• No additional contributions, transfers, or withdrawals
• No loans

Assumes:
• Investment of $100,000
• 5% annual appreciation
• Most expensive combination of Contract class (Accumulator® SelectSM), optional benefits (GMIB and Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 death benefit and the Earnings Enhancement Benefit (“EEB”)), and Fund fees and expenses
• No sales charges
• No additional contributions, transfers, or withdrawals
• No loans

For additional information about ongoing fees and expenses see “FEES AND EXPENSES TABLES” and “CHARGES AND FEES” in the Prospectus.

RISKS
Risk of Loss
The Contract is subject to the risk of loss. You could lose some or all of your Account Value.
For additional information about the risk of loss see “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT” in the Prospectus.

Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment or savings vehicle. A Withdrawal Charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the Contract, see “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT” in the Prospectus

Risks Associated with Investment Options
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g. the Funds). Each investment option, including the Guaranteed Interest Option, has its own unique risks. You should review the investment options available under the Contract, including the Fund prospectuses, before making an investment decision.

For additional information about the risks associated with the investment options available under the Contract, see “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT,” “The Guaranteed Interest Option” in “AVAILABLE INVESTMENT OPTIONS” and “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT” in the Prospectus.

Insurance Company Risks
An investment in the Contract is subject to risks related to the Company. The Company is solely responsible to the Contract Owner for the Contract’s Account Value and the guaranteed benefits. The general obligations, including the Guaranteed Interest Option and any guaranteed benefits under the Contract are supported by our general account and are subject to our claims paying ability. A Contract Owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, is available upon request by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.

For additional information about insurance company risks see “About Our General Account” in “OTHER INFORMATION” in the Prospectus.

RESTRICTIONS
Investments
We may, at any time, exercise our rights to limit or terminate your contributions, allocations, and transfers to any of the Subaccounts and to limit the number of Subaccounts which you may select. Such rights include, among others, combining any two or more Subaccounts, substituting Funds and transferring Account Value from any Subaccount to another Subaccount. For more information see “Addition, Deletion or Substitution of Subaccounts and Other Changes” in “VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ” in the Prospectus.

Credits under Accumulator® PlusSM Contracts may be recaptured upon annuitization and death.

There are restrictions on the availability of investment options if guaranteed benefits are elected, limits on contributions and transfers into and out of the Guaranteed Interest Option and restrictions or limitations with the dollar cost averaging programs. See “OVERVIEW OF THE CONTRACT”, and “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” in the Prospectus for more information.

For more information see “Separate Account EQ” in “VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ” in the Prospectus. For additional information about the investment options, including information regarding volatility management strategies and techniques, see “THE FUNDS” and “Available Investment Options” in “THE ANNUITY CONTRACT” in the Prospectus.

Optional Benefits
At any time, we have the right to limit or terminate your contributions, allocations, and transfers to any of the Subaccounts. If you have one or more guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the Contract, you may no longer be able to fund your guaranteed benefit(s).

We limit the availability of certain investment options if guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

Loans are permitted under Rollover 403(b) Contracts with employer or plan approval, subject to certain restrictions on loan amounts and other optional benefits.

For additional information about the optional benefits see “DEATH BENEFITS”, “OPTIONAL LIVING BENEFITS”, and “OTHER BENEFITS” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. There is no additional tax benefit to you if the Contract was purchased through a tax-qualified plan or individual retirement account (“IRA”). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the Contract.

For additional information about tax implications see “FEDERAL TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some financial professionals may receive compensation for selling the Contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the Contracts” in “OTHER INFORMATION” in the Prospectus.

Exchanges
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

OVERVIEW OF THE CONTRACT

Purpose of the Contract.  The Contract is designed to help you accumulate assets through investments in underlying Funds, and the Guaranteed Interest Option during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The Contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Funds.

Phases of the Contract.  The Contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase.  During the accumulation phase, you can allocate your contributions and Account Value to one or more of the available investment options, which include:
•	Subaccounts of the Separate Account, each which invests in an underlying Fund. There are restrictions depending on benefit selection;
•	The Guaranteed Interest Option; and
•
The Account for Special DCA (accepts only contributions, if available, and applies to Accumulator® and Accumulator® EliteSM Contracts only) and the Account for Special Money Market DCA (accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only).

For additional information about each underlying Fund see “APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT.”  For information about the Guaranteed Interest Option and the Account for Special DCA, see “Available Investment Options” in “THE ANNUITY CONTRACT.”

Income (Annuity) Phase.  You enter the income phase when you annuitize your Contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments for:
•	Life;
•	Life with a certain minimum number of payments; or
•	Life with a certain amount of payment.

Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your Contract. All accumulation phase benefits terminate upon annuitization and the Contract has a maximum annuity commencement date. For additional information about the income phase see “ANNUITY OPTIONS.”

Contract Features.  The Contract provides for the accumulation of retirement savings and income. The Contract offers income and death benefit protection and various payout options. The Accumulator® PlusSM Contract also offers a Credit.

Contract Classes.  You purchased one of four Contract classes that have different ongoing fees and Withdrawal Charges. For example:
•	Accumulator® has a 7 year Withdrawal Charge period and a 1.30% Contract fee;
•	Accumulator® Plus has a 8 year Withdrawal Charge period and a 1.55% Contract fee;
•	Accumulator® EliteSM has a 4 year Withdrawal Charge period and a 1.65% Contract fee; and
•	Accumulator® SelectSM has no Withdrawal Charge and a 1.70% Contract fee.

If you own an Accumulator® PlusSM Contract, we will add a Credit to your contributions. Fees and charges for the Accumulator® PlusSM Contract are higher than for the Accumulator® Contract, the amount of the Credits may be more than offset by these higher fees and charges, and Credits may be recaptured upon annuitization and death.

Access to Your Money.  During the accumulation phase you can take withdrawals from your Contract. Withdrawals will reduce your Account Value and may be subject to Withdrawal Charges, income taxes and a 10% additional tax if you are younger than 59½. Withdrawals may also reduce (possibly on a greater than dollar-for-dollar basis) or terminate any guaranteed benefits.

Death Benefits.  Your Contract includes a Standard Death Benefit that pays your beneficiaries an amount at least equal to your contributions less adjusted withdrawals. For an additional fee, you may have purchased other death benefits called Guaranteed Minimum Death Benefits (“GMDBs”) that provide different minimum payment guarantees, or the Earnings Enhancement Benefit (“EEB”) that provides an additional death benefit.

Living Benefits.  For an additional fee, you may have purchased optional living benefits that provide different minimum Account Value, payment and withdrawal guarantees. The minimum guarantees provided by these benefits may never come into effect.  Guaranteed Benefit Offers may also be available.

Rebalancing and Dollar Cost Averaging.  You can elect to have your Account Value automatically rebalanced at no additional charge. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

Loans.  Depending on the terms of your Contract, you may be permitted to take loans from your Account Value. If you take a loan, we charge interest on the loan.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when exchanging, owning, surrendering, or making withdrawals from the Contract. Each of the charges and expenses is more fully described in “CHARGES AND FEES.” Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the Contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses	Accumulator®	Accumulator® PlusSM	Accumulator® EliteSM	Accumulator® SelectSM
Withdrawal Charge (as a percentage of each contribution)(1)	7%	8%	8%	None
Special Service Charges(2)	$90	$90	$90	$90

(1)
Deducted upon surrender, annuitization under a non-life contingent annuity payment option, or a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable. The Withdrawal Charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates. For each contribution, we consider the Contract Year in which that contribution was received to be “year 1.”

	Withdrawal Charge as a % of each contribution each year following receipt of the contribution
Contract Year	1	2	3	4	5	6	7	8	9+
Accumulator®	7%	7%	6%	6%	5%	3%	1%	0%	0%
Accumulator® PlusSM	8%	8%	7%	7%	6%	5%	4%	3%	0%
Accumulator® EliteSM	8%	7%	6%	5%	0%	0%	0%	0%	0%

See “Charges and Fees – Withdrawal Charge” for additional information.

(2)
Special service charges include (1) express mail charge; and (2) duplicate Contract charge. The duplicate Contract charge is currently waived. We may discontinue this waiver at any time, with or without notice.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Fund fees and expenses). If you elected an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses	Accumulator®	Accumulator® PlusSM	Accumulator® EliteSM	Accumulator® SelectSM
Annual Administrative Charge(1)	$30(1)	$30(1)	$30(1)	$30(1)
Base Contract Expenses (a percentage of daily net assets in the Subaccounts)	1.30%	1.55%	1.65%	1.70%
Optional Benefits Expenses(2)
GMDB charges (as a percentage of the benefit base)(3)
Annual Ratchet to Age 85	0.25%	0.25%	0.25%	0.25%
Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85	0.95%(4)	0.95%(4)	0.95%(4)	0.95%(4)
Greater of 6% Roll-Up to Age 85 or Annual Ratchet to Age 85	0.80%(5)	0.80%(5)	0.80%(5)	0.80%(5)
Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85	0.65%	0.65%	0.65%	0.65%
GMIB charge (as a percentage of the benefit base)(3)
GMIB with 6.5% Roll-up	1.10%(4)	1.10%(4)	1.10%(4)	1.10%(4)
GMIB with 6% Roll-up	0.95%(5)	0.95%(5)	0.95%(5)	0.95%(5)
EEB charge (as a percentage of Account Value)	0.35%	0.35%	0.35%	0.35%
Net Loan Interest Charge (as a percentage of amounts held in the loan reserve account)(6)	2.00%	2.00%	2.00%	2.00%

(1)
The Annual Administrative Charge is deducted from your Account Value on each Contract Date Anniversary. If the Contract is surrendered or annuitized or a death benefit is paid on any date other than the Contract Date Anniversary, we will deduct a pro rata portion of the administrative charge for that year. If your Account Value on a Contract Date Anniversary is $50,000 or more there is no charge. During the first two Contract Years this charge, if applicable, is equal to the lesser of $30 or 2% of your Account Value. Thereafter, the charge, if applicable, is $30 for each Contract Year.

(2)
Deducted annually on each Contract Date Anniversary for which the benefit is in effect. If the Contract is surrendered or annuitized or a death benefit is paid, or the benefit is terminated (if applicable) on any date other than the Contract Date Anniversary, we will deduct a pro rata portion of the charge for that year.

(3)
The benefit base is not an Account Value or Cash Value. If you elected the GMIB and/or the GMDB when you purchased your EFLIC Contract, your initial benefit base was equal to your initial contributions to your EFLIC Contract. For Accumulator® PlusSM Contracts, your initial benefit base did not include the Credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or Account Value. See “Death Benefit Options” in “DEATH BENEFITS” and “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS.”

(4)
The current charge is 0.80%. We will increase this charge to the maximum charge shown in the table if you elect to reset your Roll-up benefit base on any Contract Date Anniversary. See both “GMDB charge” and “GMIB charge” in “CHARGES AND FEES”. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

(5)
The current charge is 0.65%. We will increase this charge to the maximum charge shown in the table if you elect to reset your Roll-up benefit base on any Contract Date Anniversary. See both “GMDB charge” and “GMIB charge” in “CHARGES AND FEES”. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

(6)
The net loan interest charge is the difference between the rate of interest we charge you for a loan and the rate of interest we credit on the amount in your loan reserve account. In no event will the net loan interest charge exceed 2.00%. See “Loans under Rollover 403(b) Contracts” in “OTHER BENEFITS” for more information on how the loan interest is calculated and for restrictions that may apply.

The next table shows the minimum and maximum total operating expenses charged by the underlying Funds that you may pay periodically during the time that you own the Contract. A complete list of Funds available under the Contract, including their annual expenses, may be found at the back of this document. See “APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT.” These expenses are for the period ended December 31, 2022, and may fluctuate from year to year.

Annual Fund Expenses	Minimum	Maximum
Annual Fund Expenses prior to any Expense Limitation Arrangement (expenses that are deducted from Fund assets including management fees, 12b-1 fees, service fees, and other expenses)(*)	0.57%	1.40%

(*)
These are the minimum and maximum Fund fees and expenses before any expense reimbursements or fee waiver arrangements.  Please note that the Fund fees shown in APPENDIX A are after (net of) any expense reimbursements or fee waiver arrangements.

Examples [EXPENSE FIGURES TO BE PROVIDED IN THE PRE-EFFECTIVE AMENDMENT]

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and annual Fund expenses.

These Examples assume that you invest $100,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year, that no loans are taken, and assumes the most expensive combination of annual Fund expenses and optional benefits available for an additional charge, which are the Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 death benefit, the GMIB, and the EEB (each at their maximum charge).

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
If you surrender or annuitize your Contract at the end of the applicable time period(1)
	1 year	3 years	5 years	10 years
Accumulator®	$	$	$	$
Accumulator® PlusSM	$	$	$	$
Accumulator® EliteSM	$	$	$	$
Accumulator® SelectSM	$	$	$	$

If you do not surrender or annuitize your Contract at the end of the applicable time period
	1 year	3 years	5 years	10 years
Accumulator®	$	$	$	$
Accumulator® PlusSM	$	$	$	$
Accumulator® EliteSM	$	$	$	$
Accumulator® SelectSM	$	$	$	$

(1)
The first Example reflects the assessment of Withdrawal Charges (if applicable) calculated based on the time of investment in the Contract. However, the time your contributions were invested in the EFLIC Contract is taken into account for purposes of determining whether a Withdrawal Charge applies to those contributions under the Contract. If you elect to exchange your EFLIC Contract for the Contract, and at the time of the exchange no Withdrawal Charges applied to the contributions under your EFLIC Contract, no Withdrawal Charges would apply to those contributions under the Contract.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

The risks identified below are the principal risks of investing in the Contract. The Contract may be subject to additional risks other than those identified and described in this Prospectus.

Risk of Loss.  All investments have risks to some degree and it is possible that you could lose money by investing in the Contract. An investment in the Contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risk of Poor Investment Performance.  You should regularly evaluate the Contract's long-term investment potential and risks.  For amounts you allocate to the Subaccounts of the Separate Account:
•	Your values will fluctuate with the markets, interest rates and the performance of the underlying Funds;
•	You assume the risk that your values may decline or not perform to your expectations;
•	Each Fund has various investment risks, and some options are riskier than others;
•	There is no assurance that any of the Funds will achieve its stated investment objective;
•	The particular risks associated with each Fund are detailed in the Fund’s prospectus; and
•	You should read each Fund's prospectus and understand the risks associated with it before allocating Account Value to its corresponding Subaccount.
•
If you request a full surrender or apply your entire Account Value to a non-life contingent annuity option, the applicable withdrawal charge percentage will be applied to the total amount of each contribution subject to a Withdrawal Charge, even if your Account Value is less than the sum of your contributions due to poor investment performance and/or fees and charges. The Withdrawal Charge assessed may be greater than the amount that would be assessed if the withdrawal charge percentage was applied only to the amount actually surrendered or annuitized.

For amounts you allocate to the Guaranteed Interest Option or Account for Special DCA:
•	Interest rates we declare will change over time to reflect then current market conditions; and
•	You assume the risk that interest rates for the specified periods in the future may be less than current interest rates for the same or similar periods.

You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate given your financial goals, investment time horizon and risk tolerance.

The Contract is Not a Short-Term Investment.  The Contract is not appropriate if you need ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis.  Withdrawal Charges may apply for up to eight years after each contribution.  They will reduce the value of your Contract if you withdraw money from or surrender your Contract during that time.  The benefits of tax deferral and the optional living benefit protections also mean the Contract is more beneficial to investors with a long-term investment time horizon.

Insurance Company and Business Continuity Risk.  Any obligations, guarantees, and benefits of the Contract including those associated with the Guaranteed Interest Option, are subject to the financial strength and claims paying ability of the Company.  If the Company experiences financial distress, it may not be able to meet its obligations to you.  More information about the Company, including its financial strength, is available on request by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.

All businesses are subject to potential business disruption because of, among other things, power outages, weather related events, natural disasters and public health and safety concerns, including those associated with pandemics.  To help prepare for these types of events, the Company has adopted a comprehensive approach to planning for possible disruptions to its critical business operations that allows it to quickly react in the event of a crisis or other major event.  This approach includes crisis management, business continuity, business impact, disaster recovery and crisis communication elements that are regularly monitored and tested so as to reduce the risk that our business operations are materially disrupted for a significant period of time.

Cyber-Security Risks.  Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks.  These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, denial of service attacks on websites, and other operational disruption and unauthorized release of confidential customer information.  Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks.  In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value.  For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage.  Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value.  There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Possible Adverse Tax Consequences.  The tax considerations associated with the Contract vary and can be complicated. The applicable tax rules can differ, depending on the type of Contract you own – non-qualified, traditional IRA, Roth IRA or Qualified Contract. The tax consequences discussed in this Prospectus are general in nature and describe only federal income tax law (not state, local, foreign, or other federal tax laws).  Moreover, the tax aspects that apply to a particular person’s Contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect Contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a Contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your Contract or taking other action related to your Contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract.

Withdrawals are generally subject to income tax, and may be subject to an additional tax if taken before age 59½.

Optional Benefits.  The availability of certain investment options is limited if guaranteed benefits are elected. We may limit or stop accepting contributions and transfers to the Subaccounts which means that you may no longer increase your Account Value and the benefit bases associated with your guaranteed benefits through contributions and transfers. Excess Withdrawals may terminate or significantly reduce the value of your optional benefits.

Accumulator® PlusSM Contracts.  The fees and charges for Accumulator® PlusSM Contracts are higher than for other Accumulator® Contracts and the amount of the Credit may be more than offset by these higher fees and charges. Credits may be recaptured upon annuitization and death. Withdrawals may limit Credits for additional contributions.

VENERABLE INSURANCE AND ANNUITY COMPANY AND ITS SEPARATE ACCOUNT EQ

The Company

We are an Iowa stock life insurance company that is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia.  We are engaged in the business of administering insurance and annuities, and we no longer sell or issue any new insurance or annuity contracts.  Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

Prior to September 1, 2019, we were known as Voya Insurance and Annuity Company.  Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company.  Prior to January 1, 2004, we were known as Golden American Life Insurance Company.  On June 1, 2018 we became an indirect wholly owned subsidiary of VA Capital Company LLC, an insurance holding company organized under Delaware law (“VA Capital”).  Our direct parent company is Venerable Holdings, Inc.  (“Venerable”).

Although we are a subsidiary of VA Capital and Venerable, neither VA Capital nor Venerable are responsible for the obligations under the Contract.  The obligations under the Contract are solely our responsibility.

How to Reach Us.  Please communicate with us at the mailing address or telephone number listed below:
Customer Service
P. O. Box 9271
Des Moines, Iowa 50306-9271
1-800-366-0066.

Your correspondence will be picked up at the mailing address noted above. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer, or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at the address above or via the appropriate telephone, email, or fax number if the item is a type we accept by those means. There are two main exceptions. If the item arrives:
•	On a day that is not a Business Day or
•	After the close of a Business Day, then, in each case, we are deemed to have received that item on the next Business Day.

Reports We Provide.  We provide the following reports:
•	Written confirmation of financial transactions and certain non-financial transactions, including termination of a systematic withdrawal option;
•	Statements of your Account Value at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and
•	Annual statements of your Account Value as of the close of the Contract Year, including notification of eligibility to exercise the GMIB and the Roll-up Death Benefit reset option.

For jointly owned Contracts (if applicable), we provide reports to the primary joint Owner’s address on file.

Venerable Client Portal.  With your Venerable client portal account you can expect:
•	Account summary. View your Account Values, and select accounts for additional details;
•	Messages and alerts. Stay up to date with messages on statement availability, investment options and important account information;
•	Profile changes. Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences;
•	Manage your account. Convenient access to service options for your Contract, from viewing account details and documents to completing financial transactions; and
•	Investments details. Intuitive charts show the breakdown of your key investments.

Please go to Venerable.com to create and login to your Venerable client portal account.  Don’t forget to sign up for eDelivery!  Visit Venerable.com and click sign in to register today.

The Venerable client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers.  In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing” (see “Limits on Frequent or Disruptive Transfers” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS”).

Customer Service Representatives.  You may also use our toll-free number (1-800-366-0066) to speak with one of our Customer Service representatives.

Separate Account EQ

Separate Account EQ was established as a separate account under Iowa law on July 14, 1988. Separate Account EQ is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”). Separate Account EQ is a separate investment account used for our variable annuity Contracts. We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.

Separate Account EQ is divided in Subaccounts. Each Subaccount invests exclusively in shares of one underlying Fund. Each Fund has its own distinct investment objectives and policies. Income, gains, and losses, whether or not realized, of a Fund are credited to or charged against the corresponding Subaccount of Separate Account EQ without regard to any other income, gains, or losses of the Company. Assets equal to the reserves and other Contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity Contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts and keep Separate Account EQ fully funded to cover such liabilities.

The other variable annuity contracts that invest in Separate Account EQ are not discussed in this Prospectus. Separate Account EQ may also invest in other Funds that are not available under your Contract. Under certain circumstances, we may make certain changes to the Subaccounts.

Addition, Deletion or Substitution of Subaccounts and Other Changes.   We may make additional subaccounts available to you under the Contract.  These subaccounts will invest in Funds we find suitable for your Contract.  We may also limit the number of Subaccounts in which you can invest and withdraw or substitute Funds, subject to the conditions in your Contract, compliance with regulatory requirements and compliance with applicable SEC guidance.

We do not guarantee that each Fund will always be available for investment through the Contract.  If we feel that investment in any of the Funds has become inappropriate for the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency) if required, and in compliance with applicable SEC guidance combine two or more subaccounts or substitute another Fund for existing and future investments.  Whether a Fund has become inappropriate for the purposes of the Contract will be determined by us based upon factors that include, but are not limited to, the Fund’s fees and expenses, performance history, actual or potential impact on our hedging program used to support our Contract guarantees, and the availability through the Contract of similarly styled and/or managed Funds.  If you elected the dollar cost averaging, systematic withdrawals, or automatic investment programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a Fund subject to those instructions, we will execute your instructions using the substituted replacement Fund, unless you request otherwise.  If the most recent allocation instructions we have on file do not include any available Subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions.  The substitute or proposed replacement Fund may have higher fees and charges than any Fund it replaces.

Subject to SEC approval, we reserve the right to:
•	Deregister Separate Account EQ under the 1940 Act;
•	Operate Separate Account EQ as a management company under the 1940 Act if it is operating as a unit investment trust;
•	Operate Separate Account EQ as a unit investment trust under the 1940 Act if it is operating as a managed separate account;
•	Restrict or eliminate any voting rights as to Separate Account EQ;
•	Combine Separate Account EQ with other separate accounts; and
•	Transfer separate account assets to another separate account that we determine to be associated with the class of Contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.

Voting Rights.   We will vote the shares of a Fund owned by Separate Account EQ according to your instructions.  However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Fund in our own right, we may decide to do so.

We determine the number of shares that you have in a Subaccount by dividing your Cash Value in that Subaccount by the net asset value of one share of the Fund in which the Subaccount invests.  We count fractional votes.  We will determine the number of shares you can instruct us to vote 180 days or less before a Fund shareholder meeting.  We will ask you for voting instructions by mail at least ten days before the meeting.  If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contract Owners invested in that Subaccount.  We will also vote shares we hold in Separate Account EQ that are not attributable to Contract Owners in the same proportion.  The effect of proportional voting is that a small number of Contract Owners may decide the outcome of a vote.

THE FUNDS

You will find more detailed information about each Fund currently available under your Contract in APPENDIX A – “Funds Available Under the Contract” including each Fund’s name and share class, investment objective, investment adviser and subadviser(s), if applicable, current expenses, and performance.

If you received a summary prospectus for any of the underlying Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number, or sending an email request to the contact information shown on the front of the Fund’s summary prospectus.

Please refer to the Fund prospectuses for additional information and read them carefully before investing.  Fund prospectuses may be obtained, free of charge, at https://docs.venerable.com/#/landing, by calling Customer Service at 1-800-366-0066, by accessing the SEC’s website or by contacting the SEC Public Reference Branch.  Consult with your financial professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk comfort level.  You should periodically review these factors to determine if you need to change your allocation among the Funds.

Selection of Underlying Funds

The underlying Funds available through the Contract described in this Prospectus are determined by the Company.  When determining which underlying Funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Fund with our hedging strategy, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm.  Another factor that we may consider is whether the underlying Fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates, will make payments to us or our affiliates in connection with certain administrative and marketing and support services. For additional information on these arrangements, see “Revenue from the Funds” in “THE FUNDS.” We review the Funds periodically and may, subject to certain limits or restrictions, remove a Fund or limit its availability to new investment if we determine that a Fund no longer satisfies one or more of the selection criteria and/or if the Fund has not attracted significant allocations under the Contract.

We do not recommend or endorse any particular Fund and we do not provide investment advice.

Fund of Funds

Certain Funds are designated as “Fund of Funds.”  Fund of Funds invest in shares of other mutual funds and may have higher fees and expenses than a Fund that invests directly in debt and equity securities.  The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying funds.

Funds with Managed Volatility Strategies

As described in more detail in the Fund prospectuses, certain Funds employ a managed volatility strategy that is intended to reduce the Fund’s overall volatility and downside risk.  Funds that employ a managed volatility strategy help us manage the risks associated with providing certain guarantees under the Contract.  During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy.  In addition, the cost of these hedging strategies may have a negative impact on investment performance.  On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances.  In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy.  There is no guarantee that a managed volatility strategy can achieve or maintain the Fund’s optimal risk targets, and the Fund may not perform as expected.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the Funds or the Funds’ affiliates.  This revenue may include:
•	A share of the management fee or payment of other amounts (sometimes referred to as revenue sharing);
•	For certain share classes, 12b-1 fees; and
•	Service fees.

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity.  Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds’ affiliates, such as:
•	Communicating with customers about their Fund holdings;
•	Maintaining customer financial records;
•	Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
•	Recordkeeping for customers, including subaccounting services;
•	Answering customer inquiries about account status and purchase and redemption procedures;
•	Providing account balances, account statements, tax documents and confirmations of transactions in a customer’s account;
•	Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and
•	Receiving, tabulating, and transmitting proxies executed by customers.

The management fee, 12b-1 fees, and service fees are deducted from Fund assets.  Any such fees deducted from Fund assets are disclosed in the Fund prospectuses.  Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance the costs associated with past distribution of the Contract.

The amount of revenue the Company may receive from each of the Funds or from the Funds’ affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the Contract.  This revenue is one of several factors we consider when determining Contract fees and expenses and whether to offer a Fund through our contracts.  Fund revenue is important to the Company’s profitability.

Revenue received by the Company from Funds is based on an annual percentage of the average net assets held in that Fund by the Company.  Some of these Funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Possible Conflicts of Interest.

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Funds conflict, we, the boards of trustees or directors of the Funds, and any other insurance companies participating in the Funds will monitor events to identify and resolve any material conflicts that may arise.

Fund Expenses.

Fees are deducted from the value of the Fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases Fund shares.  Please see “Annual Fund Expenses” in “FEES AND EXPENSES TABLES” and “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT” for more information.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our costs and expenses, services provided, and risks assumed under the Contracts.  We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with past sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts.  Some of the charges are for optional benefits or riders, so they are only deducted if you elected the benefit or rider.  The amount of a Contract charge will not always correspond to the actual costs associated with the charge.  For example, the Contract charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided.  We expect to profit from the charges, including the Base Contract Expense and benefit and rider charges, and we may use such profits for any legitimate corporate purpose.
The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contracts.

Charges that the Company Deducts

We deduct the following charges each day from the net assets of each Subaccount. These charges are reflected in the Unit values of each Subaccount and collectively make up the Base Contract Expense:
•	A Mortality and Expense Risk Charge;
•	An asset-based Administrative Charge; and
•	A Distribution Charge.

We deduct the following charges from your Account Value. When we deduct these charges from your Subaccounts, we reduce the number of Units credited to your Contract:
•	On each Contract Date Anniversary — an Annual Administrative Charge, if applicable;
•
At the time you make certain withdrawals, surrender your Contract, or annuitize to a non-life contingent annuity payment option — a Withdrawal Charge (not applicable to Accumulator® SelectSM Contracts);

•	On each Contract Date Anniversary — a charge for each optional benefit in effect under your Contract: a GMDB; the GMIB; and the EEB; and
•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

More information about these charges appears below. We will not increase these charges for the life of your Contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or Sponsored Arrangements” below.

Base Contract Expenses

Mortality and Expense Risk Charge.  We deduct this daily charge from the net assets in each Subaccount to compensate us for mortality and expense risks, including the Standard Death Benefit. Below is the daily charge shown as an annual rate of the net assets in each Subaccount for each Contract:
Accumulator®:	0.80%
Accumulator® PlusSM:	0.95%
Accumulator® EliteSM:	1.10%
Accumulator® SelectSM:	1.10%

The mortality risk we assume is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each Contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the GMDB exceeds the Cash Value of the Contract. The expense risk we assume is the risk that it will cost us more to issue and administer the Contracts than we expect.

For Accumulator® PlusSM Contracts, a portion of this charge also compensates us for the Credit. For a discussion of the Credit, see “Credits” in “THE ANNUITY CONTRACT.” We expect to make a profit from this charge.

If you accepted an offer to terminate a guaranteed benefit, charges for that benefit will have ceased and your Standard Death Benefit was replaced with the Return of Account Value death benefit. However, you should be aware that you will continue to pay the same Mortality and Expense Risks Charge as a Contract Owner that has the Standard Death Benefit, even though you no longer have the Standard Death Benefit.

Administrative Charge. We deduct this daily charge from the net assets in each Subaccount. The charge, together with the Annual Administrative Charge described below, is to compensate us for administrative expenses under the Contracts. Below is the daily charge shown as an annual rate of the net assets in each Subaccount for each Contract:
Accumulator®:	0.30%
Accumulator® PlusSM:	0.35%
Accumulator® EliteSM:	0.30%
Accumulator® SelectSM:	0.25%

Distribution Charge. We deduct this daily charge from the net assets in each Subaccount to compensate us for a portion of our distribution expenses under the Contracts. Below is the daily charge shown as an annual rate of the net assets in each Subaccount for each Contract:
Accumulator®:	0.20%
Accumulator® PlusSM:	0.25%
Accumulator® EliteSM:	0.25%
Accumulator® SelectSM:	0.35%

Annual Administrative Charge.

We deduct this charge from your Account Value on each Contract Date Anniversary. We deduct the charge if your Account Value on the last Business Day of the Contract Year is less than $50,000. If your Account Value on such date is $50,000 or more, we do not deduct the charge. During the first two Contract Years, the charge is equal to $30 or, if less, 2% of your Account Value. The charge is $30 for Contract Years three and later.

We will deduct this charge from your value in the Subaccounts and if permitted from the Guaranteed Interest Option on a pro rata basis.  See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if deducting this charge from the Guaranteed Interest Option is permitted in your state.  If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special DCA (for Accumulator* and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts.

If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of this charge for that year.

Please note that if you elected the GMIB, you can only exercise the benefit during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay this charge and any other fees on your next Contract Date Anniversary, your Contract will be terminated without value and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect.  See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” for more information.

Special Services Charges.

We deduct a charge for providing the following special services:
•	Express mail charge. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request; and
•
Duplicate Contract charge. We charge $35 for providing a copy of your Contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending us a check, or (iii) by any other means we make available to you.

These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your Account Value any Withdrawal Charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Withdrawal Charge (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only ).

A Withdrawal Charge applies in the following three circumstances:
•	You make one or more withdrawals during a Contract Year that, in total, exceed the 10% free withdrawal amount, described below;
•	You surrender your Contract to receive its Cash Value; or
•	You annuitize your Contract and elect a non-life contingent annuity option

The Withdrawal Charge applicable under your Accumulator® Contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the Withdrawal Charge deducted will not exceed 5% of the Account Value. For more information about the Withdrawal Charge if you select an annuity payout option, see “The Amount Applied to an Annuity Payout Option” in “ANNUITY OPTIONS.” For Accumulator® PlusSM Contracts, a portion of this charge also compensates us for the Credit. For a discussion of the Credit, see “Credits” in “THE ANNUITY CONTRACT.” We expect to make a profit from this charge.

The Withdrawal Charge generally equals a percentage of each contribution withdrawn. For Accumulator® PlusSM Contracts, we do not consider Credits to be contributions. Therefore, there is no Withdrawal Charge associated with a Credit.

The percentage of the Withdrawal Charge that applies to each contribution depends on how long each contribution has been invested in the Contract. We determine the Withdrawal Charge separately for each contribution according to the following table:
Withdrawal Charge as a % of each contribution each year following receipt of the contribution
Contract Year	1	2	3	4	5	6	7	8	9
Accumulator®	7%	7%	6%	6%	5%	3%	1%	0%(1)	—
Accumulator® PlusSM	8%	8%	7%	7%	6%	5%	4%	3%	0%(2)
Accumulator® EliteSM	8%	7%	6%	5%	0%(3)	—	—	—	—
(1) Charge does not apply in the 8th and subsequent years following contribution.
(2) Charge does not apply in the 9th and subsequent years following contribution.
(3) Charge does not apply in the 5th and subsequent years following contribution.

If you request a partial withdrawal, the applicable withdrawal charge percentage is applied to the amount of each contribution withdrawn in excess of the 10% free withdrawal amount (described below). For example, assume the Contract was established with an initial contribution of $100,000 and a $15,000 withdrawal was requested in the first Contract Year. The 10% free withdrawal amount is $10,000. The remaining $5,000 of the withdrawal request is subject to the maximum withdrawal charge percentage associated with the Contract class.

If you request a full surrender of your Contract or apply your entire Account Value to a non-life contingent annuity option, the applicable withdrawal charge percentage is applied to the total amount of each contribution subject to a Withdrawal Charge, rather than the amount actually surrendered or annuitized. This means that if the Account Value is less than the sum of the contributions at the time of the request (e.g., due to poor investment performance and/or fees and charges), the Withdrawal Charge assessed may be greater than the amount that would be assessed if the withdrawal charge percentage was applied to the amount actually surrendered or annuitized. For example, assume the Contract was established with an initial contribution of $100,000 and a full surrender or annuitization under a non-life contingent annuity option was requested in the first Contract Year at a time when the Account Value had declined to $90,000 due to poor investment performance and/or fees and charges. The maximum withdrawal charge percentage associated with the Contract class would be applied to the entire $100,000 contribution, and not the $90,000 Account Value surrendered or annuitized.

For purposes of calculating the Withdrawal Charge, we treat the Contract Year in which we receive a contribution as “year 1” and the Withdrawal Charge is reduced or expires on each applicable Contract Date Anniversary. Amounts withdrawn that are not subject to the Withdrawal Charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the Withdrawal Charge. However, federal income tax rules treat earnings under your Contract as withdrawn first. See “FEDERAL TAX CONSIDERATIONS.” Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for possible Withdrawal Charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the Withdrawal Charge from your Account Value. Any amount deducted to pay Withdrawal Charges is also subject to that same Withdrawal Charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The Withdrawal Charge helps cover our distribution expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the Withdrawal Charge deducted from your Account Value. For more information, see “Death Benefit Options” in “DEATH BENEFITS” and “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

The Withdrawal Charge does not apply in the circumstances described below.

10% Free Withdrawal Amount. Each Contract Year you can withdraw up to 10% of your Account Value without paying a Withdrawal Charge. The 10% free withdrawal amount is determined using your Account Value at the beginning of each Contract Year. In the first Contract Year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the Contract Year. Additional contributions during the Contract Year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your Contract, except where required by law.

For Accumulator® and Accumulator® EliteSM Nonqualified Contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of:
•	The current Account Value less contributions that have not been withdrawn (earnings in the Contract); and
•	The 10% free withdrawal amount defined above.

Certain Withdrawals. If you elected the GMIB and/or the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, the Withdrawal Charge will be waived for any withdrawal that, together with any prior withdrawals made during the Contract Year, does not exceed the applicable Roll-up rate percentage of the beginning of Contract Year  Roll-up to Age 85 benefit base, even if such withdrawals exceed the free withdrawal amount. Also, a Withdrawal Charge generally does not apply to a withdrawal that exceeds the applicable Roll-up rate percentage of the beginning of Contract Year Roll-up to Age 85 benefit base as long as it does not exceed the free withdrawal amount. However, if you were age 76-80 when you purchased your EFLIC Contract and elected the Greater of 3% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, and your withdrawal exceeds 3% of the beginning of Contract Year Roll-up to Age 85 benefit base, this waiver is not applicable to that withdrawal nor to any subsequent withdrawals for the life of the Contract.

Disability, Terminal Illness, or Confinement to a Nursing Home. The Withdrawal Charge also does not apply if:
•	An Owner (or older joint Owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration;
•	We receive proof satisfactory to us (including certification by a licensed physician) that an Owner’s (or older joint Owner’s, if applicable) life expectancy is six months or less; or
•
An Owner (or older joint Owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

	o	Its main function is to provide skilled, intermediate, or custodial nursing care;
	o	It provides continuous room and board to three or more persons;
	o	It is supervised by a registered nurse or licensed practical nurse;
	o	It keeps daily medical records of each patient;
	o	It controls and records all medications dispensed; and
	o	Its primary service is other than to provide housing for residents.

We reserve the right to impose a Withdrawal Charge, in accordance with your Contract and applicable state law, if the conditions described above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the Withdrawal Charge in the above circumstances or may limit the circumstances for which the Withdrawal Charge may be waived. Your financial professional can provide more information, or you may contact our Customer Service.

Optional Benefit Charges

Enhanced Death Benefit Charges.  The enhanced death benefits have the following charges:
•
Annual Ratchet to Age 85. If you elected the Annual Ratchet to Age 85 enhanced death benefit, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to Age 85 benefit base. Although this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect.

•
Greater of 6.5% Roll-Up to Age 85 or Annual Ratchet to Age 85 We deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The charge is equal to 0.80% of the greater of the 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base. Although this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect.

If you opt to reset your Roll-up benefit base on any Contract Date Anniversary, we will increase the charge for this benefit to 0.95%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The fee increase effective date will be the date on which the new charge becomes effective on your Contract and is the first day of the Contract Year following the date on which the reset occurs. The increased charge is first assessed on the Contract Date Anniversary that follows the fee increase effective date and on all Contract Date Anniversaries thereafter unless a pro-rated charge becomes applicable earlier in the Contract Year. You will not be subject to the charge increase if you opt out of the reset option prior to your Contract Date Anniversary. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

•
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85. We deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The charge is equal to 0.65% of the greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base.

If you opt to reset your Roll-up benefit base on your Contract Date Anniversary, we will increase the charge for this benefit to 0.80%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The fee increase effective date will be the date on which the new charge becomes effective on your Contract and is the first day of the Contract Year following the date on which the reset occurs. The increased charge is first assessed on the Contract Date Anniversary that follows the fee increase effective date and on all Contract Date Anniversaries thereafter unless a prorated charge becomes applicable earlier in the Contract Year. You will not be subject to the charge increase if you opt out of the reset option prior to your Contract Date Anniversary. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

•
Greater of 3% Roll-Up to Age 85 or Annual Ratchet to Age 85. We deduct a charge annually from your Account Value on each Contract Date Anniversary for which the benefit is in effect. The charge is equal to 0.65% of the greater of the 3% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base.

•
EEB. If you elected the EEB, we deduct a charge annually from your Account Value on each Contract Date Anniversary for which it is in effect. The charge is equal to 0.35% of the Account Value on each Contract Date Anniversary. We will deduct this charge from your value in the Subaccounts and the Guaranteed Interest Option on a pro rata basis. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).

If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of the charge for that year. Although the value of your EEB will no longer increase after age 80, we will continue to deduct the charge for this benefit as long as it remains in effect.

GMIB Charge.  If you elected the GMIB, we deduct a charge annually from your Account Value on each Contract Date Anniversary until such time as you exercise the GMIB, elect an annuity payout option, or the Contract Date Anniversary after the Owner (or older joint Owner, if applicable) reaches age 85, whichever occurs first.

If you elected the GMIB that includes the 6.5% Roll-Up benefit base, the charge is equal to 0.80% of the applicable benefit base on the Contract Date Anniversary. If you elected the GMIB that includes the 6% Roll-Up benefit base, the charge is equal to 0.65% of the applicable benefit base.

If you opt to reset your Roll-up benefit base on any Contract Date Anniversary, we will increase the charge for this benefit to 1.10% for the benefit that includes the 6.5% Roll-Up benefit base or 0.95% for the benefit that includes the 6% Roll-Up benefit base. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The fee increase effective date will be the date on which the new charge becomes effective on your Contract and is the first day of the Contract Year following the date on which the reset occurs. The increased charge is first assessed on the Contract Date Anniversary that follows the fee increase effective date and on all Contract Date Anniversaries thereafter unless a prorated charge becomes applicable earlier in the Contract Year. You will not be subject to this charge increase if you opt out of the reset option prior to your Contract Date Anniversary. The charge was not increased for any reset prior to April 1, 2013 under the EFLIC Contract.

We will deduct this charge from your value in the Subaccounts and the Guaranteed Interest Option on a pro rata basis.  See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if deducting this charge from the Guaranteed Interest Option is permitted in your state. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).

If the Contract is surrendered or annuitized or a death benefit is paid or the GMIB is terminated on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of the charge for that year.

Please note that you can only exercise the GMIB during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay this charge and any other fees on your next Contract Date Anniversary, your Contract will be terminated without value and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” for more information.

Net Loan Interest Charge.  We charge interest on loans under Rollover 403(b) Contracts but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. In no event will the net loan interest charge exceed 2.00%. See “Loans under Rollover 403(b) Contracts” in “OTHER BENEFITS” for more information on how the loan interest is calculated and for restrictions that may apply.

How We Deduct These Charges. We will deduct these charges from your value in the Subaccounts and the Guaranteed Interest Option on a pro rata basis.  See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if deducting these charges from the Guaranteed Interest Option is permitted in your state.  If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of these charges from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).

If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of these charges for that year.

Charges for State Premium and Other Applicable Taxes.  We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Group or Sponsored Arrangements

Certain group or sponsored arrangements may have:

•	A lower Withdrawal Charge (if applicable under your Contract) or Mortality and Expense Risks Charge;
•	Different GMIB or GMDB terms;
•	Access to Subaccounts that invest in Fund shares that are not subject to 12b-1 fees; or
•	Different Credit percentages that apply to contributions under Accumulator® PlusSM Contracts.

Group arrangements include those in which a trustee or an employer, for example, allowed EFLIC Contracts to be purchased by individual members of the group. Sponsored arrangements include those in which an employer allowed the sale of EFLIC Contracts to its employees or retirees on an individual basis.

The costs of distribution, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. All of these factors were taken into account when EFLIC Contracts were issued with reduced charges. To qualify for reduced charges, a group or sponsored arrangement must have met certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that were set up solely to buy EFLIC Contracts or that were in existence less than six months at the time the EFLIC Contract was issued did not qualify for reduced charges.

These and any similar reductions according to our rules in effect when the EFLIC Contract was approved for issue. These rules may have changed from time to time. If your EFLIC Contract reflects variations as a result of a group or sponsored arrangement, your Contract will include the same variations.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs.

Other Distribution Arrangements

Certain Contracts may have reduced or eliminated charges when sales of the corresponding EFLIC Contracts were made in a manner that resulted in savings of sales and administrative expenses, such as sales through persons who were compensated by clients for recommending investments and who received no commission or reduced commissions in connection with the sale of the EFLIC Contracts.

Fund Fees and Expenses

Each Fund deducts the following types of fees and expenses:
•	Management fees;
•	12b-1 fees;
•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees, and the cost of liability insurance; and
•	Investment-related expenses, such as brokerage commissions.

These fees and charges are reflected in the daily share price of each Fund. Since shares of each Fund are purchased at their net asset value, these fees and expenses are, in effect, passed on to the Subaccounts and are reflected in their Unit values. Certain Funds available under the Contract in turn invest in shares of other Funds (“Fund of Funds”). The underlying Funds each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Funds.

THE ANNUITY CONTRACT

The Contract is not available for new purchases.

Owner and Annuitant Requirements

In this Prospectus, when we use the terms “Owner” and “joint Owners”, we intend these to be references to the Annuitant and joint Annuitants, respectively, if the Contract has a non-natural Owner.

Under Nonqualified Contracts, the Annuitant can be different from the Owner. A joint Owner may also be named. Only natural persons can be joint Owners. This means that an entity such as a corporation cannot be a joint Owner.

Owners that are not individuals may be required to document their status to avoid 30% Foreign Account Tax Compliance Act (“FATCA”) withholding from U.S.-source income.

We permit joint Annuitants if your EFLIC Contract permitted joint Annuitants (i.e., if you purchased your nonqualified EFLIC Contract through an exchange pursuant to Section 1035 of the Internal Revenue Code). In all cases, the joint Annuitants must be spouses.

Under all IRA and Rollover 403(b) Contracts, the Owner and Annuitant must be the same person. In some cases, an IRA Contract may be held in a custodial individual retirement account for the benefit of the individual Annuitant. See “Inherited IRA Beneficiary Continuation Contract” in “DEATH BENEFITS” for Inherited IRA Owner and Annuitant requirements.

For the spousal continuation feature to apply, the spouses must either be joint Owners, or, for single Owner Contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. Certain same sex civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

Under Qualified Contracts, the Owner must be the trustee of the qualified plan trust and the Annuitant must be the plan participant/ employee.

Certain benefits under your Contract, as described later in this Prospectus, are based on the age of the Owner. If the Owner of the Contract is not a natural person, these benefits will be based on the age of the Annuitant. You may be permitted under the terms of your Nonqualified Contract to transfer ownership to a family member. In the event that ownership is changed to a family member, the original Owner of the Contract will remain the measuring life for determining Contract benefits. Under Qualified Contracts, all benefits are based on the age of the Annuitant. If the Contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint Owner or older joint Annuitant, as applicable.

In general, if the Annuitant dies, the Owner (or older joint Owner, if applicable) will become the Annuitant and the Contract continues in force. If the Contract had joint Annuitants, it will become a single Annuitant Contract.

Beneficiary

The beneficiary is the individual(s) or entity(ies) who receive the death benefit.  You designated your beneficiary when you applied for your EFLIC Contract. You may change your beneficiary at any time during your lifetime and while the Contract is in-force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received by us in Good Order. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned Contracts, the surviving Owner is considered the beneficiary, and will take the place of any other beneficiary. Under a Contract with a non-natural Owner that has joint Annuitants, the surviving Annuitant is considered the beneficiary, and will take the place of any other beneficiary. You may be limited as to the beneficiary you can designate in a Rollover 403(b) Contract. In a Qualified Contract, the beneficiary must be the plan trust. Where a Nonqualified Contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA Contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.
Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the form of death benefit payout you specified. You should be aware that
•
In accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period;

•	We will not apply the pre-determined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law; and
•	A beneficiary or a successor Owner who continues the Contract under one of the available continuation options will have the right to change your annuity payout election.

Considerations for Charitable Remainder Trusts

(This section only applies to Accumulator® and Accumulator® EliteSM Contracts.)

If you purchased the EFLIC Contract to fund a charitable remainder trust and elected the GMIB or an enhanced death benefit, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this Contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the GMIB, and/or the enhanced death benefit base.

Change of Contract Owner

You can transfer ownership of a Nonqualified Contract at any time before annuity payments begin. We will continue to treat you as the Contract Owner until we receive written notification of a change in Good Order.

We may refuse to process a change of ownership of a Nonqualified Contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

If a GMDB, GMIB, and/or the EEB (collectively, the “Benefit”) is in effect, generally the Benefit will automatically terminate if you change ownership of the Contract or if you assign the Owner’s right to change the beneficiary or person to whom annuity payments will be made. However, the Benefit will not terminate if the ownership of the Contract is transferred from a non-natural Owner to an individual but the Contract will continue to be based on the Annuitant’s life.  The Benefit will also not terminate if you transfer your individually-owned Contract to a trust held for your (or your and your immediate family’s) benefit; the Benefit will continue to be based on your life. If you were not the Annuitant under the individually-owned Contract, you will become the Annuitant when ownership is changed.  A change of ownership may have adverse tax consequences. See “FEDERAL TAX CONSIDERATIONS.” Please speak with your financial professional for further information.

See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state variations with regard to terminating any benefits under your Contract.

You cannot transfer ownership of an IRA, Qualified or Rollover 403(b) Contract except by surrendering the Contract. If your IRA Contract is held in your custodial IRA account, you may only transfer ownership of such an IRA Contract to yourself.

For limited transfers of ownership after the owner’s death see “Beneficiary Continuation Option (“BCO”)” in “DEATH BENEFITS.” You may direct the transfer of the values under your IRA, Qualified or Rollover 403(b) contract to another similar arrangement under federal income tax rules. In the case of such a transfer that involves a surrender of your Contract, we will impose a Withdrawal Charge, if one applies.

Following a change of ownership, the existing beneficiary designations will remain in effect until the new Owner provides new designations.

Additional Contributions

Except as described below, we no longer accept additional contributions to the Contracts, including contributions made through our automatic investment program. Contributions received will be returned to you. This change has no effect on amounts that are already invested in your Contract or on your guaranteed benefits.

We currently accept additional contributions to:
•	Qualified 401(a) and 401(k) Contracts; and
•	All Contracts issued in the states of Florida or Oregon, except Tax Sheltered Annuity (403(b)) Contracts.

We require a minimum contribution amount for each type of Contract. Maximum contribution limitations also apply. Our rules may vary by state. Contribution limits are based on the age of the older of the original Contract Owner and Annuitant.
Appendix G - “Rules Regarding Contributions to Your Contract” summarizes our current rules regarding additional contributions to your Contract, which rules are subject to change. Information regarding contributions in this section is for the benefit of Contract Owners currently eligible to continue making contributions to the Contracts.

We will process additional contributions within one Business Day if we receive all information necessary.  In certain states we also accept additional contributions by wire order.  Wire transmittals must be accompanied by sufficient electronically transmitted data.

We will ask about any missing information related to additional contributions.  We will allocate each additional contribution proportionally according to the current Subaccount allocation unless you specify otherwise.  If a Subaccount is no longer available (including due to a Fund purchase restriction) or requested in error, we will allocate the additional contribution proportionally among the other available Subaccount(s) in your current allocation.  For each additional contribution, we will credit the payment designated for a Subaccount of Separate Account EQ at the Unit value next determined after receipt of your contribution and instructions. No more than 25% of any additional contribution can be allocated to the Guaranteed Interest Option. The amount of any additional contribution to be allocated to the Account for Special DCA or the Account for Special Money Market DCA, if available, may not be less than $250.

Once we allocate your contribution to the Subaccounts selected by you, we convert the contribution into Units.  We divide the amount of the contribution and Credit, if applicable, allocated to a particular Subaccount by the value of a Unit for the Subaccount to determine the number of Units of the Subaccount to be held in Separate Account EQ with respect to your Contract.  The net investment results of each Subaccount vary with its investment performance.

Upon advance notice to you, we may exercise certain rights we have under the Contract regarding contributions, including our rights to change minimum and maximum contribution requirements and limitations.

We currently do not impose any limits on aggregate contributions.  We reserve the right, however, to limit aggregate contributions on your Contract made after the first Contract Year to a specified percentage of first-year contributions. If such a limit is imposed it can be reduced or increased at any time upon advance notice to you. Even if we do not impose such a limit, we reserve the right to not accept any contribution if:
•
The aggregate contributions under one or more Contracts with the same Contract Owner or Annuitant would then total more than $1,500,000 ($500,000 for the same Contract Owner or Annuitant who is age 81 and older at Contract issue); or

•	The aggregate contributions under all our annuity contracts with the same Contract Owner or Annuitant would then total more than $2,500,000.

We may impose these and other contribution limitations based on certain criteria that we determine, including elected benefits, issue age, aggregate contributions, Subaccount allocations and selling broker-dealer compensation.

If imposed, these and other contribution limitations may not be applicable in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”

Allocating Contributions Among the Available Investment Options.

If additional contributions are permitted under your Contract, you may choose to allocate those contributions yourself (i.e. self-directed allocations) or have your additional contributions allocated through one of the available dollar cost averaging programs. If you do not give us instructions on how to allocate any additional contributions or you have not elected a dollar cost averaging program, additional contributions are allocated according to your instructions on file.

Self-Directed Allocations.  If you choose self-directed allocation of additional contributions, you may allocate your contributions to one or more, or all, of the Subaccounts, the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts) or the Guaranteed Interest Option (subject to restrictions in certain states,-see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for state variations). Allocations must be in whole percentages and you may change your allocations at any time. No more than 25% of any contribution may be allocated to the Guaranteed Interest Option. The total of your allocations into all available investment options must equal 100%. We reserve the right to restrict allocations to any Subaccount.

See “Dollar Cost Averaging (“DCA”)” in “OTHER BENEFITS” for information about the available dollar cost averaging programs.

Credits (for Accumulator® PlusSM Contracts only)

A Credit will also be allocated to your Account Value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include Credits in calculating any of your benefit bases under the Contract or guaranteed benefits, except to the extent that any Credits are part of your Account Value, which is used to calculate the Annual Ratchet benefit bases or a Roll-up Benefit Base reset.

The amount of the Credit will be 4%, 4.5% or 5% of each contribution based on the following breakpoints and rules:
First Year Total Contribution Breakpoints	Credit Percentage Applied to Contributions
Less than $500,000	4%
$500,000-$999,999.99	4.5%
$1 million or more	5%

The percentage of the Credit is based on your total first year total contributions. This Credit percentage will be credited to your initial contribution and each additional contribution made in the first Contract Year (after adjustment as described below), as well as those in the second and later Contract Years. The Credit will apply to additional contributions only to the extent that the sum of that contribution and prior contributions to which no Credit was applied exceeds the total withdrawals made from the Contract Date.

For example, assume you made an initial contribution of $100,000 to your EFLIC Contract and a $4,000 Credit was added to your Account Value (4% x $100,000). After that, you decide to withdraw $7,000 from your Contract. Later, you make a subsequent contribution of $3,000. You receive no Credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your Account Value will be credited with $240 [4% x (10,000 + 3,000 – 7,000)].

Although the Credit, as adjusted at the end of the first Contract Year, will be based upon first year total contributions, the following rules affected the percentage with which contributions made in the first Contract Year were credited during the first Contract Year:
•
Indication of intent: If you indicated in the application at the time you purchased your EFLIC Contract an intention to make additional contributions to meet one of the breakpoints (the “Expected First Year Contribution Amount”) and your initial contribution was at least 50% of the Expected First Year Contribution Amount, your Credit percentage was as follows:

o
For any contributions resulting in total contributions to date less than or equal to your Expected First Year Contribution Amount, the Credit percentage was the percentage that applied to the Expected First Year Contribution Amount based on the table above;

o
For any additional contribution that resulted in your total contributions exceeding your Expected First Year Contribution Amount, such that the Credit percentage should have been higher, the Credit percentage applied to that contribution was increased, as well as any prior or additional contributions made in the first Contract Year, accordingly; and

o
If at the end of the first Contract Year your total contributions were lower than your Expected First Year Contribution Amount such that the Credit applied should have been lower, any excess Credit was recovered. The excess Credit is equal to the difference between the Credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the Credit that should have been applied based on first year total contributions.

•	If there was no indication at the time you purchased your EFLIC Contract of an intent to make additional contributions in the first year:
	o	For your initial contribution (if available in your state) the Credit percentage based upon the above table; was applied and
o
For any additional contribution that resulted in a higher applicable Credit percentage (based on total contributions to date), the Credit percentage applied to that contribution was increased, as well as any prior or additional contributions made in the first Contract Year, accordingly.

The “Indication of intent” approach to first year contributions was not available in all states. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state availability.

In addition to the recovery of any excess Credit, all or a portion of the Credit may be recovered in the following situations:
•
If you start receiving annuity payments within three years of making any contribution, the Credit that applies to any contribution made within the prior three years is recovered. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state variations; and

•
If the Owner (or older joint Owner, if applicable) dies during the one-year period following our receipt of a contribution to which a Credit was applied, the amount of such Credit is recovered. For joint life Contracts, the Credit is only recovered if the second Owner dies within the one-year period following a contribution.

Any Credit is recovered on a pro rata basis from the value in your Subaccounts and Guaranteed Interest Option. If there is insufficient value or no value in the Subaccounts and Guaranteed Interest Option, any additional amount required to recover the full amount of the Credit is withdrawn from the Account for Special Money Market DCA.
We do not consider Credits to be contributions for purposes of any discussion in this Prospectus. Credits are also not considered to be part of your investment in the Contract for tax purposes.

We use a portion of the Mortality and Expense Risks Charge and Withdrawal Charge to help recover our cost of providing the Credit. See “CHARGES AND FEES.” The charge associated with the Credit may, over time, exceed the sum of the Credit and any related earnings.

Your Account Value and Cash Value

Your “Account Value” is the total of the values you have in:
•	The Subaccounts;
•	The Guaranteed Interest Option;
•	The Account for Special DCA (applies to Accumulator® and Accumulator® EliteSM Contracts only); and
•	The loan reserve account (applies to Rollover 403(b) Contracts only).

Your Contract also has a “Cash Value.” At any time before annuity payments begin, your Contract’s Cash Value is equal to the Account Value, less:
•	The total amount or a pro rata portion of the Annual Administrative Charge, as well as any optional benefit charges;
•	Any applicable Withdrawal Charges (not applicable to Accumulator® SelectSM Contracts); and
•	The amount of any outstanding loan plus accrued interest (applicable to Rollover 403(b) Contracts only).

Please see “Surrendering your Contract to receive its Cash Value” in “WITHDRAWALS.”  See “APPENDIX C – HYPOTHETICAL ILLUSTRATIONS” for examples that illustrate the changes in Account Value, Cash Value and the values of the optional benefits for each Contract class.

Your Contract’s Value in the Subaccounts.  Each Subaccount invests in shares of a corresponding Fund. Your value in each Subaccount is measured by “Units.” The value of your Units will increase or decrease as though you had invested it in the corresponding Fund’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the Contract.

The Unit value for each Subaccount depends on the investment performance of that option, less daily charges for:
•	Mortality and expense risks:
•	Administrative expenses; and
•	Distribution charges.

On any day, your value in any Subaccount equals the number of Units credited to that option, adjusted for any Units purchased for or deducted from your Contract under that option, multiplied by that day’s value for one Unit. The number of your Contract Units in any Subaccount does not change unless they are:
•	Increased to reflect additional contributions (plus the Credit for Accumulator® PlusSM Contracts);
•	Decreased to reflect a withdrawal (plus Withdrawal Charges if applicable under your Contract);
•	Increased to reflect a transfer into, or decreased to reflect a transfer out of, a Subaccount; or
•	Increased or decreased to reflect a transfer of your loan amount from or to the loan reserve account under a Rollover 403(b) Contract.

In addition, when we deduct the GMDB, GMIB, and/or EEB charges, the number of Units credited to your Contract will be reduced. Your Units are also reduced when we deduct the Annual Administrative Charge.

Your Contract’s value in the Guaranteed Interest Option.  Your value in the Guaranteed Interest Option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals and transfers out of the option, and charges we deduct.

Your Contract’s value in the Account for Special DCA (For Accumulator® and Accumulator® EliteSM Contracts only). Your value in the Account for Special DCA at any time will equal your contribution allocated to that option, plus interest, less the sum of all amounts that have been transferred to the Subaccounts you have selected.

Effect of Your Account Value Falling to Zero

Your Account Value will fall to zero and your Contract will terminate without value if your Account Value is insufficient to pay any applicable charges when due. Your Account Value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose your GMIB, GMDB and any other guaranteed benefits, except as discussed below. If your Account Value is low, we strongly urge you to contact your financial professional or us to determine the appropriate course of action prior to your next Contract Date Anniversary. Your options may include making additional contributions, stopping withdrawals, or exercising your GMIB on your next Contract Date Anniversary.

We deduct guaranteed benefit and Annual Administrative Charges from your Account Value on your Contract Date Anniversary. If you elected the GMIB, you can only exercise the benefit during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay fees on your next Contract Date Anniversary, your Contract will terminate without value and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect.

See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state variations with regard to terminating your Contract.

GMIB No Lapse Guarantee. In certain circumstances, even if your Account Value falls to zero, your GMIB will still have value. Please see “GMIB Option” in “OPTIONAL LIVING BENEFITS” for information on this feature.

Termination of Your Contract

Your Contract, including any guaranteed benefits (except as noted below) you have elected, will terminate for any of the following reasons:
•	You surrender your Contract. See “Surrendering Your Contract to Receive its Cash Value” in “WITHDRAWALS” for more information;
•	You annuitize your Contract. See “Your Annuity Payout Options” in “ANNUITY OPTIONS” for more information;
•
Your Contract reaches its Maturity Date, which will never be later than the Contract Date Anniversary following your 95th birthday, at which time the Contract must be annuitized or paid out in a lump sum. See “Annuity Maturity Date” in “ANNUITY OPTIONS”; and

•	Your Account Value is insufficient to pay any applicable charges when due. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information.

Available Investment Options

You can allocate your contributions and Account Value to one or more of the available investment options, which include:
•	Subaccounts of the Separate Account (there are restrictions depending on benefit selection);
•	The Guaranteed Interest Option; and
•
The Account for Special DCA (accepts only contributions, if available, and applies to Accumulator® and Accumulator® EliteSM Contracts only) or the Account for Special Money Market DCA (accepts only contributions, if available, and applies to Accumulator® PlusSM and Accumulator® SelectSM Contracts only).

The Subaccounts.  Each Subaccount invests in an underlying Fund.  For additional information about the Funds see “APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT.”

The Guaranteed Interest Option.  The Guaranteed Interest Option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “OTHER INFORMATION.”

We credit interest daily to amounts allocated to the Guaranteed Interest Option. The minimum rate may vary depending on your Contract issue date, but it will be shown on the data page for your Contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of Annual Administrative Charges and any Withdrawal Charges (if applicable).

We assign an interest rate to each amount allocated to the Guaranteed Interest Option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts allocated to the Guaranteed Interest Option.

Generally, contributions and transfers into and out of the Guaranteed Interest Option are limited. See “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” in for restrictions on transfers to and from the Guaranteed Interest Option.

If you elected a guaranteed benefit that provides a 6% (or greater) Roll-up, an allocation to the Guaranteed Interest Option will effectively reduce the growth rate of your guaranteed benefits because the Roll-up to Age 85 benefit base rolls up at 3% with respect to amounts allocated to the Guaranteed Interest Rate option. For more information, see “Death Benefit Options” in “DEATH BENEFITS” and “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”

Account for Special Dollar Cost Averaging (DCA”).  (This section only applies to Accumulator® and Accumulator® EliteSM Contracts.)  The Account for Special DCA is part of our general account. We pay interest at guaranteed rates in this account. We will credit interest to the amounts that you have in the Account for Special DCA every day. We set the interest rates periodically based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. The rate will never be less than the lifetime minimum rate for the Guaranteed Interest Option. See “Allocating Contributions Among the Available Investment Options” in “THE ANNUITY CONTRACT” for rules and restrictions that apply to the Account for Special DCA.

TRANSFERS AMONG YOUR INVESTMENT OPTIONS

At any time before the date annuity payments are to begin, you can transfer some or all of your Account Value among the investment options, subject to the following:
•
You may not transfer any amount to the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts); and

•
For Accumulator® PlusSM, Accumulator® EliteSM and Accumulator® SelectSM Contract Owners, a transfer into the Guaranteed Interest Option will not be permitted if such transfer would result in more than 25% of the Account Value being allocated to the Guaranteed Interest Option, based on the Account Value as of the previous Business Day.

Some states may have additional transfer restrictions. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”

In addition, we reserve the right to restrict transfers into and among Subaccounts, including limitations on the number, frequency, or dollar amount of transfers. Our current transfer restrictions are set forth in the “Limits on Frequent or Disruptive Transfers.”

We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

The maximum amount that may be transferred from the Guaranteed Interest Option to any investment option (including amounts transferred pursuant to the Fixed-Dollar DCA and Interest Sweep DCA programs in any Contract Year is the greatest of:
•	25% of the amount you have in the Guaranteed Interest Option on the last day of the prior Contract Year;
•	The total of all amounts transferred at your request from the Guaranteed Interest Option to any of the investment options in the prior Contract Year; or
•	25% of amounts transferred or allocated to the Guaranteed Interest Option during the current Contract Year.

From time to time, we may remove the restrictions regarding transfers out of the Guaranteed Interest Option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the Guaranteed Interest Option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current Contract Year. A new dollar cost averaging program can be started in the next or subsequent Contract Years.

You may request a transfer in writing (using our specific form) through the Venerable client portal. You must send in all written transfer requests on the specific form we provide directly to us. We will confirm all transfers in writing.

Dollar Cost Averaging (“DCA”)

We offer a variety of DCA programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the Subaccounts will cause you to purchase more Units if the Unit value is low and fewer Units if the Unit value is high. Therefore, you may get a lower average cost per Unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. You may not make transfers to the Guaranteed Interest Option through a DCA program. See “OTHER BENEFITS” for more information about our DCA programs.

Automatic Rebalancing

We currently offer two automatic rebalancing programs that you can use to reallocate your Account Value among your investment options. Under Option I you can rebalance your Account Value among the Subaccounts. Under Option II you can rebalance among the Subaccounts and the Guaranteed Interest Option. See “OTHER BENEFITS” for more information about our automatic rebalancing programs.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers.  Frequent transfer activity can disrupt management of a Fund and raise its expenses through:
•	Increased trading and transaction costs;
•	Forced and unplanned portfolio turnover;
•	Lost opportunity costs; and
•	Large asset swings that decrease the Fund’s ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on Fund performance.  Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:
•
We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual’s or organization’s transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and

•	Each underlying Fund may limit or restrict Fund purchases and we will implement any limitation or restriction on transfers to an underlying Fund as directed by that underlying Fund.

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy.  We provide multi-fund variable insurance and retirement products and have adopted an Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy.  Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:
•	Meets or exceeds our current definition of Excessive Trading, as defined below; or
•	Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
•
More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a “round-trip”).  This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or

•	Six round-trips involving the same Fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
•	Purchases or sales of shares related to non-Fund transfers (for example, new contributions, withdrawals and loans, if available);
•	Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
•	Purchases and sales of Fund shares in the amount of $5,000 or less;
•	Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and
•	Transactions initiated by us or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (“VRU”), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”).  Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same Fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges.  According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity.  A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the Fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months.  Consequently, all Fund transfers or reallocations, not just those which involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail.  Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred.  During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible.  A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored.  We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges.  A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy.  We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners and Fund investors and/or state or federal regulatory requirements.  If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying Fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity.  If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds.  Each underlying Fund available through the variable insurance and retirement products offered by us, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund.  We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding Fund will not accept the allocation or transfer for any reason.  All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a Fund or all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.

Agreements to Share Information with Fund Companies.  As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the Contract.  Contract Owner trading information is shared under these agreements as necessary for the Fund companies to monitor Fund trading and our implementation of our Excessive Trading Policy.  Under these agreements, we are required to share information regarding Contract Owner transactions, including but not limited to information regarding Fund transfers initiated by you.  In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner’s transactions if the Fund determines that the Contract Owner has violated the Fund’s excessive/frequent trading policy.  This could include the Fund directing us to reject any allocations of premium or Contract Value to the Fund or all Funds within the Fund family.

Calculating Your Roll-up Benefit Base Following a Transfer

As explained under “Death Benefit Options” if you elected the GMIB and/or the Greater of 6% (or 6.5%) Roll-up to Age 85 GMDB, a lower 3% Roll-up rate applies with respect to the Subaccount that invests in EQ/Money Market Fund (except amounts allocated to the Account for Special Money Market DCA, if available), the Guaranteed Interest Option and the loan reserve account under Rollover 403(b) Contracts (the “Lower Roll-up Rate Options”). The higher Roll-up rate applies with respect to all other investment options, including amounts in the Account for Special DCA (if available) (the “Higher Roll-up Rate Options”).  The Roll-up rates that apply to you may vary in some states. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”

Your Roll-up Benefit Base is comprised of two segments, representing that portion of your benefit base, if any, that rolls up at the higher Roll-up rate and the other portion that is rolling up at 3%. If you transfer Account Value from a Higher Roll-up Rate Option to a Lower Roll-up Rate Option, all or a portion of your benefit base will transfer from the higher Roll-up rate benefit base segment to the 3% Roll-up rate benefit base segment.  Similarly, if you transfer Account Value from a Lower Roll-up Rate Option to a Higher Roll-up Rate Option, all or a portion of your benefit base will transfer from the 3% Roll-up rate benefit base segment to the higher Roll-up rate benefit base segment.  To determine how much to transfer from one Roll-up Benefit Base segment to the other Roll-up Benefit Base segment, we use a pro rata calculation.

This means that we calculate the percentage of current Account Value in the Higher Roll-up Rate Options that is being transferred to a Lower Roll-up Rate Option (or vice versa) and transfer the same percentage of the Roll-up Benefit Base from one segment to the other segment. The effect of a transfer on your benefit base will vary depending on your particular circumstances, but it is important to note that the dollar amount of the transfer between your Roll-up Benefit Base segments is generally not the same as the dollar amount of the Account Value transferred.

For example:
•
If your Account Value is $30,000 and has always been invested in a Higher Roll-up Rate Option, and your benefit base is $40,000 and is all rolling up at the applicable higher Roll-up rate, and you transfer 50% of your Account Value ($15,000) to the EQ/Money Market Subaccount (a Lower Roll-up Rate Option), then we will transfer 50% of your benefit base ($20,000) from the Higher Roll-up rate benefit base segment to the 3% Roll-up rate benefit base segment. Therefore, immediately after the transfer $20,000 will roll-up at the applicable higher Roll-up rate and $20,000 will roll-up at 3%. In this example, the amount of your benefit base rolling up at 3% is more than the dollar amount of your transfer to the Lower Roll-up Rate Option; and

•
If your Account Value is $40,000 and has always been invested in a Lower Roll-up Rate Option, and your benefit base is $30,000 and is all rolling up at 3%, and you transfer 50% of your Account Value ($20,000) to a Higher Roll-up Rate Option, then we will transfer 50% of your benefit base ($15,000) from the 3% Roll-up rate benefit base segment to the higher Roll-up rate benefit base segment. Therefore, immediately after the transfer $15,000 will roll-up at the applicable higher Roll-up rate and $15,000 will roll-up at 3%. In this example, the amount of your benefit base rolling up at the higher Roll-up rate is less than the dollar amount of your transfer to the Higher Roll-up Rate Option.

If you request withdrawals using our Dollar-for-Dollar Withdrawal Service and indicate you want to preserve your Roll-up Benefit Base, the service will automatically account for any differing Roll-up rates among your investment options. See “Dollar-for-Dollar Withdrawal Service” in “WITHDRAWALS.” Whether you request withdrawals through our Dollar-for-Dollar Withdrawal Service or without using that service, you should consider the impact of any withdrawals on your benefit bases. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

WITHDRAWALS

You have several ways to withdraw your Account Value before annuity payments begin. The table below shows the methods available under each type of Contract. More information follows the table.

All withdrawals reduce your Account Value on a dollar for dollar basis and may be subject to Withdrawal Charges and have tax consequences, including possible tax penalties. The impact of withdrawals on your guaranteed benefits is described in “‘How Withdrawals Affect Your GMIB and GMDB’’ in “WITHDRAWALS.” Withdrawals can potentially cause your Contract to terminate, as described in “Effect of Your Account Value Falling to Zero’’ in “THE ANNUITY CONTRACT” section of this Prospectus.

Method of Withdrawal
Contract Type	Partial	Systematic	Pre-age 59½ Substantially Equal	Lifetime Required Minimum Distribution
Nonqualified	Yes	Yes	No	No
Rollover IRA	Yes	Yes	Yes	Yes
Flexible Premium IRA	Yes	Yes	Yes	Yes
Roth Conversion IRA	Yes	Yes	Yes	No
Flexible Premium Roth IRA	Yes	Yes	Yes	No
Inherited IRA	Yes	No	No	(1)
Qualified(2)	Yes	No	No	No
Rollover 403(b)(3)	Yes	Yes	No	Yes

(1)	The Contract pays out post-death required minimum distributions. See “Beneficiary Continuation Option (“BCO”)” in “DEATH BENEFITS.”
(2)	All payments are made to the plan trust as the Owner of the Contract.
(3)	Employer or plan approval required for all transactions. Your ability to take withdrawals or loans from, or surrender your 403(b) Contract may be limited.
All requests for withdrawals must be made on a specific form that we provide.

Partial Withdrawals (All Contracts)

You may take partial withdrawals from your Account Value at any time. (Rollover 403(b) Contracts may have restrictions and employer or plan approval is required.) The minimum amount you may withdraw is $300.

For all Contracts except Accumulator® SelectSM, partial withdrawals may be subject to a Withdrawal Charge if they exceed the 10% free withdrawal amount. For more information, see “10% Free Withdrawal Amount” in “CHARGES AND FEES.” Under Rollover 403(b) Contracts, if a loan is outstanding, you may only take partial withdrawals as long as the cash value remaining after any withdrawal equals at least 10% of the outstanding loan plus accrued interest.

Any partial withdrawal request will terminate the systematic withdrawal option.

Automatic Withdrawal Programs

You may take automatic withdrawals under various automatic withdrawal programs we offer.

•	Systematic Withdrawals: Withdrawals of a specified dollar amount or percentage of your Account Value on a monthly, quarterly or annual basis.
•
Substantially Equal Withdrawals (before age 59½): Distributions of your Account Value calculated using one of the IRS-approved methods to avoid triggering the 10% additional federal income tax that would normally apply to distributions made before age 59½ under federal income tax rules.

•	Lifetime Required Minimum Distribution Withdrawals: Distributions of your Account Value calculated to help you meet lifetime required minimum distributions under federal income tax rules.
•
Dollar-for-Dollar Withdrawal Service: Withdrawals from your Account Value calculated to preserve the benefit base of your guaranteed benefits by (i) preserving the Roll-up Benefit Base or (ii) avoid triggering a pro-rata reduction of the guaranteed benefit base, as applicable.

See “OTHER BENEFITS” for more information about the automatic withdrawal programs available under the Contracts.

How Withdrawals are Taken from Your Account Value

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the Subaccounts and the Guaranteed Interest Option. If there is insufficient value or no value in the Subaccounts and the Guaranteed Interest Option, any additional amount required to cover the full amount of the withdrawal will be withdrawn from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).

You may choose to have your Customized Payment Plan scheduled payments, your systematic withdrawals or your substantially equal withdrawals taken from specific Subaccounts and/or the Guaranteed Interest Option. If you choose specific Subaccounts and/or the Guaranteed Interest Option, and the value in those selected option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all investment options on the Business Day after the withdrawal was scheduled to occur. All subsequent scheduled payments or withdrawals will be processed on a pro rata basis on the Business Day you initially elected.

How Withdrawals Affect Your GMIB and GMDB

In general, withdrawals (including RMDs) will reduce your guaranteed benefits on a pro rata basis, unless such withdrawals do not exceed the applicable Roll-up percentage of a Roll-up Benefit Base in a Contract Year (as described below). The Annual Ratchet to Age 85 benefit base will always be reduced on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Account Value that is being withdrawn and we reduce your current benefit by the same percentage. For example, if your Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Account Value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Account Value is greater than your benefit, a withdrawal will result in a reduction of your benefit that will be less than the withdrawal. For example, if your Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Account Value. If your benefit was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 x .40) and your new benefit after the withdrawal would be $12,000 ($20,000 – $8,000).

For purposes of calculating the adjustment to your guaranteed benefits, the amount of the withdrawal will include the amount of any applicable Withdrawal Charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable Withdrawal Charge deducted from your Account Value. For more information on the calculation of the charge, see “Withdrawal Charge” in “CHARGES AND FEES.” Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.

With respect to the GMIB and the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, withdrawals (including any applicable Withdrawal Charges) will reduce each of these benefits’ benefit base on a dollar-for-dollar basis, as long as the sum of withdrawals in a Contract Year does not exceed the applicable Roll-up rate percentage of the Roll-up Benefit Base on the Contract issue date or the most recent Contract Date Anniversary, if later. For this purpose, in the first Contract Year, all contributions received in the first 90 days after the Contract Date will be considered to have been received on the first day of the Contract Year. In subsequent Contract Years, additional contributions made during a Contract Year do not affect the amount of the withdrawals that can be taken on a dollar-for-dollar basis in that Contract Year. Once a withdrawal is taken that causes the sum of withdrawals in a Contract Year to exceed the applicable Roll-up rate percentage of the benefit base on the most recent anniversary, that entire withdrawal (including RMDs) and any subsequent withdrawals in that same Contract Year will reduce the benefit base pro rata. Reduction on a dollar-for-dollar basis means that your Roll-up to Age 85 benefit base will be reduced by the dollar amount of the withdrawal for each guaranteed benefit.

If you elected a guaranteed benefit that provides a 6% (or greater) Roll-up, all or a portion of your Roll-up to Age 85 benefit base may be rolling up at 3%, if all or a portion of your Account Value is currently allocated to one or more investment options to which a 3% roll-up rate applies. For more information about those investment options and the impact of transfer among investment options on your Roll-up to Age 85 benefit base, see “Death Benefit Options” in “DEATH BENEFITS” and “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”

Preserving Your Roll-up Benefit Base. If you are interested in withdrawals that preserve the Roll-up to Age 85 benefit base as of the last Contract Date Anniversary or the withdrawal transaction date, or withdrawals that are equal to the full amount of the available dollar-for-dollar withdrawal, you should use our Dollar-for-Dollar Withdrawal Service. See “Dollar-for-Dollar Withdrawal Service” in “OTHER BENEFITS.” The service adjusts for various factors in the calculation of a withdrawal, including the fact that the roll-up rate is applied on a daily basis (which means that if a withdrawal is taken on any day prior to the last day of the Contract Year, the roll-up rate will be applied going forward from the day of the withdrawal to a reduced benefit base) and the fact that the 3% Roll-up rate may apply to all or a portion of the benefit base. If you do not use the Dollar-for-Dollar Withdrawal Service, you may reduce your benefits more than you intend.

Withdrawals after Age 85. If you are over age 85, your GMDB benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit.  As a result, if you have a GMDB based on a Roll-up to Age 85 benefit base:
•	You can no longer take withdrawals and preserve the benefit base;
•	You should stop taking withdrawals if you wish to maintain the value of the benefit;
•
If you want to continue taking withdrawals, you can ensure that those withdrawals will reduce your benefit base on a dollar-for-dollar basis rather than pro rata basis by enrolling in the full dollar-for-dollar withdrawal service.  Please note, however, that even dollar-for-dollar withdrawals can significantly reduce your Roll-up Benefit Base. See “Dollar-for-Dollar Withdrawal Service” in “OTHER BENEFITS”; and

•
The maximum amount you are able to withdraw each year without triggering a pro rata reduction in your benefit base will decrease. If you do not enroll in the full dollar-for-dollar withdrawal service and want to ensure that your withdrawals reduce your benefit base on a dollar-for-dollar basis, you should make sure that the sum of your withdrawals in a Contract Year is equal to or less than the value of the applicable Roll-up rate times your benefit base on your most recent Contract Date Anniversary.

If you have the Annual Ratchet to Age 85 death benefit, the Annual Ratchet to Age 85 benefit base is always reduced pro rata by withdrawals, regardless of your age. However, like the Roll-up Benefit Base, the Annual Ratchet to Age 85 benefit base will no longer be eligible to increase. It will be permanently reduced by all withdrawals.

Low Account Value. Due to withdrawals and/or poor market performance, your Account Value could become insufficient to pay any applicable charges when due. This will cause your Contract to terminate and could cause you to lose your GMIB and any other guaranteed benefits. Please see “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information.

Withdrawals Treated as Surrenders.  If you request to withdraw more than 90% of your Contract’s current Cash Value and the remaining amount would be less than $2,500, we may treat it as a request to surrender the Contract for its Cash Value.  The rules in the preceding sentence do not apply if the GMIB no lapse guarantee is in effect on your Contract. See “Surrendering Your Contract to Receive Its Cash Value” below.  For the tax consequences of withdrawals, see “FEDERAL TAX CONSIDERATIONS.”

Surrendering Your Contract to Receive Its Cash Value

You may surrender your Contract to receive its Cash Value at any time while an Owner is living (or for Contracts with non-natural Owners, while the Annuitant is living) and before you begin to receive annuity payments. (Rollover 403(b) Contracts may have restrictions and employer or plan approval is required.) For a surrender to be effective, we must receive your written request and your Contract. We will determine your Cash Value on the date we receive the required information.

You may receive your Cash Value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity Payout Options” below. For the tax consequences of surrenders, see “FEDERAL TAX CONSIDERATIONS.”

When to expect payments. Generally, we will fulfill requests for payments out of the Subaccounts within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any Withdrawal Charge, if applicable) and, upon surrender, payment of the Cash Value. We may postpone such payments or applying proceeds for any period during which:
•	The New York Stock Exchange is closed or restricts trading;
•	The SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a Subaccount’s assets is not reasonably practicable; or
•	The SEC, by order, permits us to defer payment to protect people remaining in the Subaccounts.

We can defer payment of any portion of your value in the Guaranteed Interest Option and the Account for Special DCA (other than for death benefits) for up to six months while you are living. Please note that the Account for Special DCA is available to Accumulator® and Accumulator® EliteSM Contract Owners only. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery at your expense.

Signature guarantee

As a protection against fraud, we may require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:
•	Disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;
•	Any disbursement requested within 30 days of an address change;
•
Any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; or

•	Any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this Prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

ANNUITY OPTIONS

The following description assumes annuitization of your entire Contract. For partial annuitization, see “Partial Annuitization” below.

Deferred annuity contracts provide for conversion to payout status at or before the Contract’s “Maturity Date.” This is called “annuitization” and the date that the Contract is annuitized is called the “annuity starting date.” You must annuitize by your annuity Maturity Date, as discussed later in this section. When your Contract is annuitized, your Contract and all its benefits, including any GMDB and any other guaranteed benefits, will terminate. Your Contract will be converted to a supplemental annuity payout contract (“payout option”) that provides periodic payments as described in this section. In general, the periodic payment amount is determined by the Account Value or Cash Value of your Contract at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. Alternatively, if you have a GMIB, you may exercise your benefit in accordance with its terms, provided that your Account Value is greater than zero on the exercise date. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout option is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your Contract guarantees that upon annuitization, your annuity Account Value will be applied to a guaranteed annuity purchase factor for a fixed annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth Contract Date Anniversary and at not less than five year intervals after the first change. (Please see your Contract and SAI for more information.) In addition, you may apply your Account Value or Cash Value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We currently offer you several choices of annuity payout options. We may offer other payout options not outlined here. Your financial professional can provide details. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for variations that may apply in your state.

You can choose from among the fixed annuity payout options listed below. Restrictions may apply, depending on the type of Contract you own or the Owner’s and Annuitant’s ages at Contract issue. Other than Life Annuity with Period Certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GMIB, your choice of payout options are those that are available under the GMIB (see “Guaranteed Minimum Income Benefit (“GMIB”) Option” in “OPTIONAL LIVING BENEFITS”).

Fixed Annuity Payout Options

The following fixed annuity payout options are currently available:
•	Life Only Annuity
•	Life Annuity with Period Certain
•	Life Annuity with Refund Certain

Life Only Annuity.  A payout option that guarantees payments for the rest of the Annuitant’s life. Payments end with the last monthly payment before the Annuitant’s death. Because there is no continuation of benefits following the Annuitant’s death with this payout option, it provides the highest monthly payment of any of the three listed payout options, so long as the Annuitant is living. It is possible that the Life Only Annuity option could result in only one payment if the Annuitant dies immediately after the first payment.

Life Annuity with Period Certain: A payout option that guarantees payments for the rest of the Annuitant’s life. If the Annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the Annuitant’s life expectancy. A Life Annuity with Period Certain is the form of annuity under the Contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the Annuitant’s age and will not exceed 10 years.

Life Annuity with Refund Certain: A payout option that guarantees payments for the rest of the Annuitant’s life. If the Annuitant dies before the sum of payments equals the original annuitization value, the balance of the original annuitization value will be paid to the beneficiary.

The Life Only Annuity, Life Annuity with Period Certain, and Life Annuity with Refund Certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the Annuitant’s life, and after the Annuitant’s death, payments continue to the survivor. We may offer other payout options, including non-life annuity payout options, not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your Contract or on our then current annuity purchase factors, whichever is more favorable for you.

Partial Annuitization

Partial annuitization of Nonqualified deferred annuity Contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described above. We do not offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for a GMIB under a Contract. For purposes of this Contract we will affect any partial annuitization as a withdrawal applied to a payout option. See “How Withdrawals are Taken from Your Account Value” and also the discussion of “Partial Annuitization” in “FEDERAL TAX CONSIDERATIONS” for more information.

The Amount Applied to Purchase an Annuity Payout Option.

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any Withdrawal Charges that may apply under your Contract.  Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.)

We use the Account Value if you select a Life Only Annuity, Life Annuity with Period Certain or Life Annuity with Refund Certain. If we are offering non-life contingent annuity payout options, we use the Cash Value if you select one of these payout options as any applicable Withdrawal Charge will apply.

Selecting an Annuity Payout Option

When you select an annuity payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your Contract before annuity payments begin. The Contract Owner and Annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your Contract Date (for Accumulator®, Accumulator® EliteSM or Accumulator® SelectSM Contracts) or not earlier than five years from your Contract Date (for Accumulator® PlusSM Contracts; in a limited number of jurisdictions this requirement may be more or less than five years). Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity Maturity Date described below.

For Accumulator® PlusSM Contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for information on state variations.

The amount of the annuity payments will depend on the amount applied to the payout option and the applicable annuity purchase factors, discussed above. The amount of each annuity payment will be less with a greater frequency of payments or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the Account Value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your Contract is annuitized.

Annuity Maturity Date

Your Contract has a Maturity Date by which you must either take a lump sum payment or select an annuity payout option. The Maturity Date is based on the age of the original Annuitant at Contract issue and cannot be changed other than in conformance with applicable law even if you name a new Annuitant. For Contracts with joint Annuitants, the maturity age is based on the older Annuitant. The Maturity Date is generally the Contract Date Anniversary that follows the Annuitant’s 95th birthday. We will send a notice with the Contract statement prior to the Maturity Date. If you do not respond to the notice within the 30 days following the Maturity Date, your Contract will be annuitized automatically under a Life Annuity with 10 Year Period Certain payout option. Please note that the aggregate payments you would receive from this form of annuity payout option during the period certain may be less than the lump sum payment you would receive by surrendering your Contract immediately prior to annuitization.

On the annuity Maturity Date, any GMDB and any other guaranteed benefits will terminate, and will not be carried over to your annuity payout contract.

Please see ”APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for variations that may apply in your state.

BENEFITS AVAILABLE UNDER THE CONTRACTS

The following tables summarize important information about the benefits available under the Contract.

Death Benefits

The following death benefits are available during the accumulation phase:
Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Standard Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals.	Standard	No Additional Charge
• Age restrictions applied.
• Benefit terminates if the Owner received and accepted an offer to terminate an optional guaranteed death or income benefit.
• Withdrawals could significantly reduce or terminate benefit.

Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) total contributions adjusted for withdrawals (including any associated Withdrawal Charges); and (ii) the highest Account Value on any Contract Date Anniversary up to the Contract Date Anniversary following the Owner’s 85th birthday (plus any subsequent contributions)..
		Optional	0.25%(2)		• Not available for new elections • Age restrictions applied. • Withdrawals could significantly reduce or terminate benefit.
Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) the Annual Ratchet to Age 85 death benefit (described above); and (ii) total contributions adjusted for withdrawals (including any associated Withdrawal Charges) plus a roll-up amount that accrues daily.
		Optional	0.95%(2)	0.80%(2)	• Not available for new elections • Age restrictions applied. • Withdrawals could significantly reduce or terminate benefit.
Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) the Annual Ratchet to Age 85 death benefit (described above); and (ii) total contributions adjusted for withdrawals (including any associated Withdrawal Charges) plus a roll-up amount that accrues daily.
		Optional	0.80%(2)	0.65%(2)	• Not available for new elections • Age restrictions applied. • Withdrawals could significantly reduce or terminate benefit.
Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85
A GMDB that provides a death benefit equal to the greater of (i) the Annual Ratchet to Age 85 death benefit (described above); and (ii) total contributions adjusted for withdrawals (including any associated Withdrawal Charges) plus a roll-up amount that accrues daily.
		Optional	0.65%(2)
• Not available for new elections
• Age restrictions applied.
• Not available for QP, Flexible Premium IRA and Inherited IRA Contracts
• Available only with the GMIB.
• Withdrawals could significantly reduce or terminate benefit.

Earnings Enhancement Benefit	Provides and additional death benefit equal to a percentage of the greater of (i) the Account Value less total net contributions; and (ii) the applicable death benefit less total net contributions.	Optional	0.35%(1)
• Not available for new elections
• Age restrictions applied.
• Withdrawals could significantly reduce or terminate benefit.
• Benefit freezes on the Contract Date Anniversary following the Owner’s (or older joint Owner) 80th birthday.

Return of Account Value	Provides a death benefit equal to your Account Value.	Optional	No Additional Charge
• Available only to Owners who received and accepted an offer to terminate an optional guaranteed death or income benefit
• If the offer is accepted, all other death benefits terminate, including the Standard Death Benefit

(1)	Expressed as an annual percentage of Account Value.
(2)	Expressed as an annual percentage of the benefit base.

Living Benefits

The following living benefits are available during the accumulation phase:
Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Guaranteed Minimum Income Benefit (”GMIB”) with 6.5% Roll-up	Guarantees a minimum amount of fixed income under a life annuity fixed payout option.	Optional	1.10%(1)	0.80%(1)
• Not available for new elections
• Age restrictions applied.
• Excess Withdrawals could significantly reduce or terminate benefit.
• Investment restrictions apply if elected without the Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit.

Guaranteed Minimum Income Benefit (”GMIB”) with 6% Roll-up	Guarantees a minimum amount of fixed income under a life annuity fixed payout option.	Optional	0.95%(1)	0.65%(1)
• Not available for new elections
• Age restrictions applied.
• Excess Withdrawals could significantly reduce or terminate benefit.
• Investment restrictions apply if elected without the Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit.

(1)	Expressed as an annual percentage of the benefit base.

Other Benefits

These other benefits are available during the accumulation phase:
		Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
Name of Benefit	Purpose		Max	Current
Dollar Cost Averaging	Transfer Account Value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• Not generally available with Rebalancing • Some DCA programs are restricted to certain Contract classes.
Rebalancing (1)(2)	Periodically rebalance your Account Value to maintain your desired investment mix.	Optional	No Charge		• Not generally available with DCA
Automatic Withdrawals	Automatically withdraw specified amounts from your Account Value.	Optional	No Charge
• Withdrawal Charges and income taxes, including a 10% additional tax before age 59½, may apply to amounts withdrawn.
• Some automatic withdrawal programs are restricted to certain types of Qualified Contracts.
• Automatic withdrawals may not be available with other optional benefits.

Loans	Take a loan from your Account Value.	Optional	2.00%(3)		• Only available under Rollover 403(b) Contracts with employer or plan approval • Not available with automatic RMD service • Subject to minimum and maximum restrictions

(1)	Under Option I, you may rebalance your Account Value only among the Subaccounts.
(2)	Under Option II, you may rebalance your Account Value among the Subaccounts and the Guaranteed Interest Option.
(3)
Expressed as a percentage of amounts held in the loan reserve account. The net loan interest charge is the difference between the rate of interest we charge you for a loan and the rate of interest we credit the amount in your loan reserve account. In no event will the net loan interest charge exceed 2.00%.

See “APPENDIX C – HYPOTHETICAL ILLUSTRATIONS” for examples that illustrate the changes in Account Value, Cash Value and the values of the optional benefits for each Contract class

DEATH BENEFITS

Death Benefit Options

The Contract has a Standard Death Benefit and the following optional enhanced death benefits that were available for election when you applied for the Contract:
•	Annual Ratchet to Age 85 Death Benefit;
•	Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Death Benefit; and
•	Earnings Enhancement Benefit

If you did not elect one of the optional enhanced death benefits at the time of application for the EFLIC Contract, your Contract was issued with the Standard Death Benefit. If you received and accepted an offer to terminate a guaranteed benefit, you no longer have the Standard Death Benefit or one of the enhanced death benefits available for an additional charge. Your previous death benefit was replaced with the Return of Account Value death benefit. Not all death benefit options were available at all issue ages or with all of the living benefit riders.  Additionally, not all death benefit options were available in every state. Your death benefit under the Contract is the same as your death benefit under the EFLIC Contract.  The death benefit option applicable to your Contract cannot be changed. See your Contract for the death benefit option applicable to you.

Standard Death Benefit. There is no additional charge for this death benefit. The Standard Death Benefit generally equals the greater of:
•	Your total contributions, adjusted for any withdrawals (and any associated Withdrawal Charges, if applicable under your Contract); and
•	Your Account Value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and information and forms necessary to effect payment.

For Owners (or older joint Owners, if applicable) ages 76 through 85 on the Contract Date (ages 76 through 80 on the Contract Date for Accumulator® PlusSM Contracts) the Standard Death Benefit is your total contributions, adjusted for any withdrawals (and any associated Withdrawal Charges, if applicable under your Contract).

If you elect one of the enhanced death benefits, the death benefit is equal to the greater of:
•	Your Account Value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and information and forms necessary to effect payment; and
•
Your elected enhanced death benefit on the date of the Owner’s (or older joint Owner’s, if applicable) death, adjusted for any subsequent withdrawals (and associated Withdrawal Charges, if applicable under your Contract).

Annual Ratchet to Age 85 Death Benefit (“Annual Ratchet DB”).  This enhanced death benefit has an additional charge. Although the amount of this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “GMDB Charge” in “CHARGES AND FEES” for more information.

The Annual Ratchet DB is equal to the greater of:
•	Your total contributions, adjusted for any withdrawals (and any associated Withdrawal Charges, if applicable under your Contract); and
•
Your highest Account Value on any Contract Date Anniversary up to the Contract Date Anniversary following the Owner’s (or older joint Owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet).

At any time after a withdrawal, your Annual Ratchet DB is equal to the greater of:
•	Your enhanced death benefit immediately following the most recent withdrawal (plus any additional contributions made after the date of such withdrawal); and
•
Your highest Account Value on any Contract Date Anniversary after the date of the most recent withdrawal, up to the Contract Date Anniversary following the Owner’s (or older joint Owner’s, if applicable) 85th birthday (plus any contributions made since the most recent Annual Ratchet after the date of such withdrawal).

Your Annual Ratchet DB is no longer eligible to increase after the Contract Date Anniversary following your 85th (or older joint Owner’s, if applicable) birthday. However, any associated enhanced death benefit will remain in effect, and we will continue to deduct the charge for the benefit. If the Contract Owner subsequently dies while the Contract is still in effect, we will pay a death benefit equal to the greater of the Account Value and the Annual Ratchet DB amount.

Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit. This enhanced death benefit has an additional charge. Although the amount of this enhanced death benefit will no longer increase after age 85, we will continue to deduct this charge as long as your enhanced death benefit is in effect. See “GMDB Charge” in “CHARGES AND FEES” for more information.

The Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 Enhanced Death Benefit is equal to the greater of:
•	The Annual Ratchet to Age 85 Death Benefit described above, and
•	Your total contributions; plus
•	A daily roll-up at an effective annual rate described below; less
•	A deduction that reflects any withdrawals you make (including any applicable Withdrawal Charges).

The effective annual roll-up rate under this enhanced death benefit option is:
•
6.5% (or 6%) with respect to the Subaccounts (including amounts allocated to the Account for Special Money Market DCA under Accumulator® PlusSM and Accumulator® SelectSM Contracts but excluding all other amounts allocated to the EQ/Money Market Subaccount), and the Account for Special DCA (under Accumulator® and Accumulator® EliteSM Contracts only); and

•
3% with respect to the EQ/Money Market, the Guaranteed Interest Option and the loan reserve account under Rollover 403(b) Contracts (if applicable). If you elected a guaranteed benefit that provides a 6% (or greater) Roll-up, an allocation to any investment option that rolls up at 3% will effectively reduce the growth rate of your GMDB. For more information, see “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”

Certain Contracts may have a different effective annual roll-up rate, based on when you purchased your Contract and the state in which you purchased your Contract. See “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” and “APPENDIX F – CONTRACT VARIATIONS.”

The Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit stops rolling up on the Contract Date Anniversary following the Owner’s (or older joint Owner’s, if applicable) 85th birthday. However, even after the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit stops rolling up, any associated GMDB will remain in effect, and we will continue to deduct the charge for the benefit. If the Contract Owner subsequently dies while the Contract is still in effect, we will pay a death benefit equal to the greater of the Account Value and the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit amount.

Please see “Calculating Your Roll-up Benefit Amount Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” for more information about how we calculate the roll-up when you transfer Account Values between investment options with a higher roll-up rate and investment options with a lower roll-up rate.

Information Applicable to the GMDBs.  If you elected one of the enhanced death benefit options described above and change ownership of the Contract, generally the enhanced death benefit will automatically terminate, except under certain circumstances. If this occurs, any enhanced death benefit elected will be replaced with the Standard Death Benefit. See “Transfers of Ownership, Collateral Assignments, Loans and Borrowing” in “OTHER INFORMATION” for more information.

If your Contract terminates for any reason, your GMDB will also terminate. See “Termination of Your Contract” in “THE ANNUITY CONTRACT” for information about the circumstances under which your Contract will terminate.

For Accumulator® PlusSM Contracts, if the Owner (or older joint Owner, if applicable) dies during the one-year period following our receipt of a contribution, the Account Value used to calculate the applicable GMDB will not reflect any Credits applied in the one-year period prior to death. For joint life Contracts, we will only recover the Credit if the second Owner dies within the one-year period following a contribution.

The amount of each enhanced death benefit is equal to its corresponding benefit base described in “GMIB Benefit Base.”
For a description of how withdrawals affect the GMDBs, see “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.” The amount of any Withdrawal Charge is described under “Withdrawal Charge” in “CHARGES AND FEES.”

If you are using your Accumulator® or Accumulator® EliteSM Contract to fund a charitable remainder trust, you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your enhanced death benefit. See “Owner and Annuitant Requirements” in “THE ANNUITY CONTRACT.”

See APPENDIX B - “ENHANCED DEATH BENEFIT EXAMPLES” for an example of how we calculate an enhanced death benefit.

Roll-up Benefit Reset. You will be eligible to reset your GMIB Roll-Up benefit base on each Contract Date Anniversary until the Contract Date Anniversary following age 75.

If you elect the GMIB without the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, you may reset its Roll-up benefit base on each Contract Date Anniversary until the Contract Date Anniversary following age 75 AND your investment option choices will be limited to the Guaranteed Interest Option, the Account for Special DCA (for Accumulator® and Accumulator® EliteSM contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM contracts) and the permitted investment options (see Appendix A – Funds Available Under the Contract). The reset amount will equal the Account Value as of the Contract Date Anniversary on which you reset your Roll-up benefit base. The Roll-up continues to age 85 on any reset benefit base.

If both the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit AND the GMIB are elected, you will be eligible to reset the Roll-up benefit base for these guaranteed benefits to equal the Account Value on any Contract Date Anniversary until the Contract Date Anniversary following age 75, and your investment options will not be restricted. If you elect both options, they are not available with different Roll-up benefit bases: each option must include the applicable Roll-up benefit base.

We will notify you, generally in your annual account statement that we issue each year following your Contract Date Anniversary, if the Roll-up benefit is eligible to be reset. If eligible, you will have 30 days from your Contract Date Anniversary to request a reset.

At any time, you may choose one of the following three available reset methods:
•	One-time reset option — resets your Roll-up benefit base on a single Contract Date Anniversary;
•	Automatic annual reset program — automatically resets your Roll-up benefit on each Contract Date Anniversary you are eligible for a reset; and
•	Automatic customized reset program — automatically resets your Roll-up benefit on each Contract Date Anniversary, if eligible, for the period you designate.

If your request to reset your Roll-up benefit is received by us in Good Order more than 30 days after your Contract Date Anniversary, your Roll-up benefit will reset on the next Contract Date Anniversary if you are eligible for a reset.

One-time reset requests will be processed as follows:
•
If your request is received within 30 days following your Contract Date Anniversary, your Roll-up benefit will be reset, if eligible, as of that Contract Date Anniversary. If your Roll-up benefit was not eligible for a reset on that Contract Date Anniversary, your one-time reset request will be terminated; and

•
If your request is received outside the 30 day period following your Contract Date Anniversary, your Roll-up benefit will be reset, if eligible, on the next Contract Date Anniversary. If your Roll-up benefit is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by us in Good Order at least one Business Day prior to your Contract Date Anniversary to terminate your reset program for such Contract Date Anniversary. Cancellation requests received after this window will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see ‘‘How to reach us’’. Each time you reset the Roll-up benefit base, your Roll-Up benefit base will not be eligible for another reset until the next Contract Date Anniversary. If after your death your spouse continues the Contract, the benefit base will be eligible to be reset on each Contract Date Anniversary as described above based on the new Contract Owner’s age. The last age at which the benefit base is eligible to be reset is the Contract Date Anniversary following Owner’s (or older joint Owner’s, if applicable) age 75.

If you elect to reset your Roll-up benefit base on any Contract Date Anniversary, the charge for the GMIB and the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit is increased to the maximum charge permitted under the Contract. The charge was not increased for resets prior to April 1, 2013 under the EFLIC Contract. There is no charge increase for the Annual Ratchet to Age 85 enhanced death benefit. See both “GMDB Charge” and “GMIB Charge” in “CHARGES AND FEES” for more information.

The Roll-up benefit for both the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit and the GMIB are reset simultaneously when you request a Roll-up benefit reset. You cannot elect a Roll-up benefit reset for one benefit and not the other.

GMIB Roll-up Benefit Reset.  It is important to note that once you have reset your Roll-up benefit base, a new waiting period to exercise the GMIB will apply from the date of the reset; you may not exercise until the tenth Contract Date Anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset. See “GMIB Option” in “OPTIONAL LIVING BENEFITS” for more information. Please note that in almost all cases, resetting your Roll-up benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future Contract Date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit than would have been otherwise applied. See “CHARGES AND FEES.”

If you are a traditional IRA, 403(b) or Qualified Contract Owner, before you reset your Roll-up benefit base, please consider the effect of the 10-year exercise waiting period on your requirement to take lifetime required minimum distributions with respect to the Contract. If you must begin taking lifetime required minimum distributions during the 10-year waiting period, you may want to consider taking the annual lifetime required minimum distribution calculated for the Contract from another permissible Contract or funding vehicle. If you withdraw the lifetime required minimum distribution from the Contract, and the required minimum distribution is more than the applicable Roll-up rate percentage of the reset benefit base, the withdrawal would cause a pro rata reduction in the benefit base. Alternatively, resetting the benefit to a larger amount would make it less likely that the required minimum distributions would exceed the threshold. See “Lifetime Required Minimum Distribution Withdrawals” and “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”” Also, see “Lifetime Required Minimum Distributions” and “Required Minimum Distributions upon Death” in “FEDERAL TAX CONSIDERATIONS.”

Earnings Enhancement Benefit (“EEB”)

Subject to state and Contract availability (see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for state availability of these benefits), you may have elected the EEB at the time you purchased your EFLIC Contract, if the Owner was age 75 or younger. The current charge for this benefit is 0.35%. The EEB provides an additional death benefit as described below. See “FEDERAL TAX CONSIDERATIONS” for the potential tax consequences of the EEB in a Nonqualified, IRA or Rollover 403(b) Contract. Once you elect the EEB, you may not voluntarily terminate the EEB.

If you elected the EEB and change ownership of the Contract, generally this benefit will automatically terminate, except under certain circumstances. See “Transfers of Ownership, Collateral Assignments, Loans, and Borrowing” in “OTHER INFORMATION” for more information. This benefit will also terminate if your Contract terminates for any reason. See “Termination of Your Contract” in “THE ANNUITY CONTRACT.”

If the Owner (or older joint Owner, if applicable) is 70 or younger when we issued your Contract (or if the spouse beneficiary or younger spouse joint Owner is 70 or younger when he or she becomes the successor Owner and the EEB had been elected at issue), the additional death benefit will be 40% of:
The greater of:
•	The Account Value; or
•	Any applicable death benefit;
Decreased by:
•	Total net contributions.

For purposes of calculating your EEB, “total net contributions” are the total contributions made (or if applicable, the total amount that would otherwise have been paid as a death benefit had the spouse beneficiary or younger spouse joint Owner not continued the Contract plus any additional contributions) adjusted for each withdrawal that exceeds your EEB earnings.

EEB earnings are equal to:
•
The greater of the Account Value and the death benefit (i.e. the greater of the Account Value as of the date we receive satisfactory proof of death or any applicable GMDB as of the date of death) immediately prior to the withdrawal; minus

•	The net contributions as adjusted by any prior withdrawals (for Accumulator® PlusSM Contracts, Credit amounts are not included in “net contributions”).

For Accumulator® PlusSM Contracts, for purposes of calculating your EEB, if any contributions are made in the one-year period prior to death of the Owner (or older joint Owner, if applicable), the Account Value will not include any Credits applied in the one-year period prior to death.

If the Owner (or older joint Owner, if applicable) is age 71 through 75 when we issue your Contract (or if the spouse beneficiary or younger spouse joint Owner is between the ages of 71 and 75 when he or she becomes the successor Owner and the EEB had been elected at issue), the additional death benefit will be 25% of:
The greater of:
•	The Account Value; or
•	Any applicable death benefit;
Decreased by:
•	Total net contributions.

The value of the EEB is frozen on the first Contract Date Anniversary after the Owner (or older joint Owner, if applicable) turns age 80, except that the benefit will be reduced for withdrawals on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of the current Account Value that is being withdrawn and we reduce the benefit by that percentage. For example, if the Account Value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Account Value. If the benefit is $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and the benefit after the withdrawal would be $24,000 ($40,000 – $16,000).

For an example of how the EEB is calculated, please see “APPENDIX D - EARNINGS ENHANCEMENT BENEFIT EXAMPLE.”

Although the value of your EEB will no longer increase after age 80, we will continue to deduct the charge for this benefit as long as it remains in effect.

For Contracts continued under spousal continuation upon the death of the spouse (or older spouse, in the case of jointly owned Contracts), the Account Value will be increased by the value of the EEB as of the date we receive due proof of death. The benefit will then be based on the age of the surviving spouse as of the date of the deceased spouse’s death for the remainder of the Contract. If the surviving spouse is age 76 or older, the benefit will terminate and the charge will no longer be in effect. The spouse may also take the death benefit (increased by the EEB) in a lump sum. See “Spousal Continuation” in “DEATH BENEFITS” for more information.

Return of Account Value Death Benefit. If you received and accepted an offer to terminate a guaranteed benefit, you no longer have the Standard Death Benefit or one of the enhanced death benefits available for an additional charge. Your previous death benefit has been replaced with the Return of Account Value death benefit. There is no additional charge for this death benefit. See “Guaranteed Benefit Offers” in “OPTIONAL LIVING BENEFITS” for more information.

The Return of Account Value Death Benefit generally equals your Account Value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and information and forms necessary to effect payment.

Payment of Death Benefit

The death benefit is equal to your Account Value or, if greater, the applicable GMDB. In either case, the death benefit is increased by any amount applicable under the EEB. We determine the amount of the death benefit (other than the applicable GMDB) and any amount applicable under the EEB, as of the date we receive satisfactory proof of the Owner’s (or older joint Owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the sole primary beneficiary of your Contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the Owner’s Death” below. For Accumulator® PlusSM Contracts, the Account Value used to determine the death benefit and the EEB will first be reduced by the amount of any Credits applied in the one-year period prior to the Owner’s (or older joint Owner’s, if applicable) death. The amount of the applicable GMDB will be such GMDB as of the date of the Owner’s (or older joint Owner’s, if applicable) death adjusted for any subsequent withdrawals. For Roll-over 403(b) Contracts with outstanding loans, we will reduce the amount of the death benefit by the amount of the outstanding loan, including any accrued but unpaid interest on the date that the death benefit payment is made. Payment of the death benefit terminates the Contract.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. You should be aware that:
•
In accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period;

•	We will not apply the pre-determined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and
•	A beneficiary or a successor Owner who continues the Contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, the death benefit is not payable if the Annuitant dies.  In this case the Owner (or older joint Owner, if applicable) will become the Annuitant. If the Contract had joint Annuitants, it will become a single Annuitant Contract.

Effect of the Owner’s Death

In general, if the Owner dies while the Contract is in force, the Contract terminates and the applicable death benefit is paid. If the Contract is jointly owned, the death benefit is payable upon the death of the older Owner. No death benefit will be payable upon or after the Contract’s Annuity Maturity Date, which will never be later than the Contract Date Anniversary following your 95th birthday.

There are various circumstances, however, in which the Contract can be continued by a successor Owner or under a Beneficiary Continuation Option (“BCO”). For Contracts with spouses who are joint Owners, the surviving spouse will automatically be able to continue the Contract under the spousal continuation feature or under our BCO, as discussed below. For Contracts with non-spousal joint Owners, the joint Owner will be able to continue the Contract as a successor Owner subject to the limitations discussed below under “Non-spousal joint Owner Contract continuation.”

If you are the sole Owner, your surviving spouse may have the option to:
•	Take the death benefit proceeds in a lump sum;
•	Continue the Contract as a successor Owner under spousal continuation (if your spouse is the sole primary beneficiary) or under our BCO; or
•	Roll the death benefit proceeds over into another Contract.

If the surviving joint owner is not the surviving spouse or, for single Owner Contracts,  if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the Contract to be made within five years of an Owner’s death (the “5-year rule”). In certain cases, an individual beneficiary or non-spousal surviving joint Owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the Owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a Contract with one Owner or a younger non-spousal joint Owner continues the Contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint Owner Contract continuation, see the section immediately below.

Non-spousal Joint Owner Contract Continuation

Upon the death of either Owner, the surviving joint Owner becomes the sole Owner.

Any death benefit (if the older Owner dies first) or Cash Value (if the younger Owner dies first) must be fully paid to the surviving joint Owner within five years. The surviving Owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased Owner’s death. If the life annuity is elected, the Contract and all benefits terminate.

If the older Owner dies first, we will increase the Account Value to equal the GMDB, if higher, and by the value of the EEB, if applicable. The surviving Owner can elect to:
•	Take a lump sum payment;
•	Annuitize within one year;
•	Continue the Contract for up to five years; or
•	Continue the Contract under the BCO.

For Accumulator® PlusSM Contracts, if any contributions are made during the one-year period prior to the Owner’s death, the Account Value will first be reduced by any Credits applied to any such contributions.

If the Contract continues, the GMDB and charge and the GMIB and charge will then be discontinued. Withdrawal charges, if applicable under your Contract, will no longer apply, and no additional contributions will be permitted.

If the younger Owner dies first, the surviving Owner can elect to:
•	Take a lump sum payment;
•	Annuitize within one year;
•	Continue the Contract for up to five years; or
•	Continue the Contract under the BCO.

If the Contract continues, the death benefit is not payable, and the GMDB and the EEB, if applicable, will continue without change. If the GMIB cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges, if applicable, will continue to apply and no additional contributions will be permitted.

Spousal Continuation

If you are the Contract Owner and your spouse is the sole primary beneficiary or you jointly own the Contract with your younger spouse, or if the Contract Owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the Contract as successor Owner upon your death. Spousal beneficiaries (who are not also joint Owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the Contract under spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint Owner (for Nonqualified Contracts only) or the spouse beneficiary (under a Single Owner Contract), may elect to receive the death benefit, continue the Contract under our Beneficiary Continuation Option or continue the Contract, as follows:
•
As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the Account Value to equal the elected GMDB as of the date of your death if such death benefit is greater than such Account Value, plus any amount applicable under the EEB, and adjusted for any subsequent withdrawals. For Accumulator® PlusSM Contracts, if any contributions are made during the one-year period prior to the Owner’s death, the Account Value will first be reduced by any Credits applied to any such contributions. The increase in the Account Value will be allocated to the investment options according to the allocation percentages we have on file for your Contract;

•
In general, Withdrawal Charges will no longer apply to contributions made before the Owner’s your death. Withdrawal Charges will apply if additional contributions are made. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts;

•	The applicable GMDB option may continue as follows:
o
If you elected either the Annual Ratchet to Age 85 or the Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, and if your surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the enhanced death benefit you elected continues and will continue to grow according to its terms until the Contract Date Anniversary following the date the surviving spouse reaches age 85. The charge for the enhanced death benefit will continue to apply, even after the enhanced death benefit no longer rolls up or is no longer eligible for resets;

o
If you were age 85 or older at death, we will reinstate the GMDB you elected. The benefit (which had previously been frozen at age 85) will now continue to grow according to its terms until the Contract Date Anniversary following the date the surviving spouse reaches age 85. The charge for the applicable GMDB will continue to apply, even after the GMDB no longer rolls up or is no longer eligible for resets;

o
If you elected the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 enhanced death benefit, and your surviving spouse is age 80 or younger at the date of your death, and you were age 84 or younger at death, the enhanced death benefit continues and will grow according to its terms until the Contract Date Anniversary following the surviving spouse’s 85th birthday. The charge for the enhanced death benefit will continue to apply, even after the enhanced death benefit no longer rolls up or is no longer eligible for resets. If you were age 85 or older at death, we will reinstate the enhanced death benefit you elected. The benefit base (which had been previously frozen at age 85) will now continue to grow according to its terms until the Contract Date Anniversary following the surviving spouse’s 85th birthday. The charge for the enhanced death benefit will continue to apply, even after the enhanced death benefit no longer rolls up or is no longer eligible for resets.

o
If the GMDB continues, the roll-up benefit reset, if applicable, will be based on the surviving spouse’s age at the time of your death. The next available reset will be based on the Contract issue date or last reset, as applicable; and

o
If you elected either the Annual Ratchet to age 85 or the Greater of DB (except the Greater of DB with 3% Roll-up) and your surviving spouse is age 76 or older on the date of your death, the enhanced death benefit will be frozen, which means:

On the date your spouse elects to continue the Contract, the value of the enhanced death benefit will be set to equal the amount of the enhanced death benefit on the date of your death. If your Account Value is higher than the enhanced death benefit on the date of your death, the enhanced death benefit will not be increased to equal your Account Value;

The enhanced death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals;
The charge for the enhanced death benefit will be discontinued; and
Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Account Value and the value of the GMDB;
	o	If you elected the Greater of DB with 3% Roll-up and your surviving spouse is 81 or older, the enhanced death benefit will be frozen, which means:

o On the date your spouse elects to continue the contract, the value of the enhanced death benefit will be set to equal the amount of the enhanced death benefit base on the date of your death. If your Account Value is higher than the enhanced death benefit base on the date of your death, the enhanced death benefit base will not be increased to equal your Account Value.

o The enhanced death benefit will no longer be eligible to increase, and will be subject to pro rata reduction for any subsequent withdrawals.
o The charge for the enhanced death benefit will be discontinued.
o Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Account Value and the value of the GMDB.
	o	In all cases, whether the GMDB continues or is discontinued, if your Account Value is lower than the GMDB on the date of your death, your Account Value will be increased to equal the GMDB.
•
The EEB will be based on the surviving spouse’s age at the date of the deceased spouse’s death for the remainder of the life of the Contract. If the benefit had been previously frozen because the older spouse had attained age 80, it will be reinstated if the surviving spouse is age 75 or younger. The benefit is then frozen on the Contract Date Anniversary after the surviving spouse reaches age 80. If the surviving spouse is age 76 or older, the benefit and charge will be discontinued;

•
The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse’s age at the date of the deceased spouse’s death. See “Guaranteed Minimum Income Benefit (“GMIB”)” in “OPTIONAL LIVING BENEFITS.” If the GMIB continues, the charge for the GMIB will continue to apply; and

•	If the deceased spouse was the Annuitant, the surviving spouse becomes the Annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where a Nonqualified Contract is owned by a Living Trust, as defined in the Contract, and at the time of the Annuitant’s death the Annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as Owner of the Contract, may request that the spouse be substituted as Annuitant as of the date of the Annuitant’s death. No further change of Annuitant will be permitted.

Where an IRA Contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as Annuitant after your death.

For jointly owned Nonqualified Contracts, if the younger spouse dies first no death benefit is paid, and the Contract continues as follows:
•	The GMDB, the EEB and the GMIB continue to be based on the older spouse’s age for the life of the Contract;
•	If the deceased spouse was the Annuitant, the surviving spouse becomes the Annuitant. If the deceased spouse was a joint Annuitant, the Contract will become a single Annuitant Contract; and
•	The Withdrawal Charge schedule remains in effect. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.

If you divorce, spousal continuation does not apply.

Beneficiary Continuation Option (“BCO”)

This feature permits a designated individual, on the Contract Owner’s death, to maintain a Contract with the deceased Contract Owner’s name on it and receive distributions under the Contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and Nonqualified Contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to legislation enacted at the end of 2019. Please speak with your financial professional or see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for further information.

Where an IRA Contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity Contract, using the account beneficiary as the Annuitant. Please speak with your financial professional for further information.

BCO for Traditional IRA and Roth IRA Contracts Only. The BCO must be elected so that the first payment is received by December 31st of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the BCO feature, we will increase the Account Value to equal the applicable death benefit if such death benefit is greater than such Account Value, plus any amount applicable under the EEB, adjusted for any subsequent withdrawals. For Accumulator® PlusSM Contracts, the Account Value will first be reduced by any Credits applied in the one-year period prior to the Owner’s death.

After legislation enacted at the end of 2019, for deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “Required Minimum Distributions upon Death” in “FEDERAL TAX CONSIDERATIONS.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 no longer qualify to elect the BCO, except under narrowly defined circumstances.

Under the BCO for IRA and Roth IRA Contracts:
•	The Contract continues with your name on it for the benefit of your beneficiary;
•	The beneficiary replaces the deceased Owner as Annuitant;
•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose;
•
If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen;

•	The minimum amount that is required in order to elect the BCO is $5,000 for each beneficiary;
•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted;
•	If you had elected the GMIB or an optional enhanced death benefit, they will no longer be in effect and charges for such benefits will stop. Also, any GMDB feature will no longer be in effect;
•	The beneficiary may choose at any time to withdraw all or a portion of the Account Value and no Withdrawal Charges, if any, will apply;
•	Any partial withdrawal must be at least $300;
•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the Contract;
•	Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary:
	o	If your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or
o
If your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death and any required instructions for the method of payment and any required information and forms necessary to effect payment.

Inherited IRA Beneficiary Continuation Contract (For Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM Contracts only).  The Contract is available to an individual beneficiary of a traditional IRA or a Roth IRA where the deceased Owner held the individual retirement account or annuity (or Roth individual retirement account or annuity) with an insurance company or financial institution other than the Company. The purpose of the Inherited IRA beneficiary continuation Contract is to permit the beneficiary to change the funding vehicle that the deceased Owner selected (“original IRA”) while taking the required minimum distribution payments that must be made to the beneficiary after the deceased Owner’s death. See the discussion of required minimum distributions under “FEDERAL TAX CONSIDERATIONS.” You should discuss with your tax adviser your own personal situation. The Contract may not be available in all states. Please speak with your financial professional for further information.

The Inherited IRA beneficiary continuation Contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased Owner’s original IRA. The Owner of the Inherited IRA beneficiary continuation Contract is the individual who is the beneficiary of the original IRA. (Certain trusts with only individual beneficiaries will be treated as individuals for this purpose). The Contract must also contain the name of the deceased Owner. In this discussion, “you” refers to the Owner of the Inherited IRA beneficiary continuation Contract.

The Inherited IRA beneficiary continuation Contract can be purchased whether or not the deceased Owner had begun taking required minimum distribution payments during his or her life from the original IRA or whether you had already begun taking required minimum distribution payments of your interest as a beneficiary from the deceased Owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

Under the Inherited IRA beneficiary continuation Contract:
•
If the deceased owner died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, you must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased Owner’s death and determined on a term certain basis;

•
If you are not an eligible designated beneficiary and the deceased owner died after December 31, 2019, the Inherited IRA Contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the Contract are withdrawn annually and within ten years of the deceased participant’s death. In this case, the Inherited IRA Contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period;

•
You must receive payments from the Contract even if you are receiving payments from another IRA of the deceased Owner in an amount that would otherwise satisfy the amount required to be distributed from the Contract. However, for certain Inherited IRAs, if you maintain another IRA of the same type (traditional or Roth) of the same deceased Owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA Contract. If you choose not to take a payment from your Inherited IRA Contract in any year, you must notify us in writing before we make the payment from the Inherited IRA Contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please speak with your financial professional, or call if you have any questions;

•
The beneficiary of the original IRA will be the Annuitant under the Inherited IRA beneficiary continuation Contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the Annuitant;

•	An Inherited IRA beneficiary continuation Contract is not available for Owners over age 70;
•
The initial contribution must be a direct transfer from the deceased Owner’s original IRA and is subject to minimum contribution amounts. See “APPENDIX G - RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT” for more information;

•
Additional contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased Owner is the same as under the original IRA Contract A non-spousal beneficiary under an Applicable Plan cannot make subsequent contributions to an Inherited IRA contract.;

•	You may make transfers among the investment options;
•
You may choose at any time to withdraw all or a portion of the Account Value. Any partial withdrawal must be at least $300. Withdrawal Charges will apply as described in “CHARGES AND FEES.” Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts;

•
The GMIB, spousal continuation, the Special DCA Programs, Special Money Market DCA Program, automatic investment program, and systematic withdrawals are not available under the Inherited IRA beneficiary continuation Contract;

•	If you die, we will pay to a beneficiary that you choose the greater of the Account Value or the applicable death benefit; and
•
Upon your death, your beneficiary has the following options: (1) if you were an eligible designated beneficiary or the deceased Owner died on or before December 31, 2019, your beneficiary must withdraw any remaining amount within ten years of your death; or (2) if you were not an eligible designated beneficiary, the beneficiary must withdraw any remaining amount within 10 years of the deceased Owner’s death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the Account Value to equal the applicable death benefit if such death benefit is greater than such Account Value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, Withdrawal Charges (if applicable under your  Contract) will no longer apply. If you had elected any enhanced death benefits, they will no longer be in effect and charges for such benefits will stop. The GMDB will also no longer be in effect.

BCO for Nonqualified Contracts Only. This feature, also known as Inherited annuity, may only be elected when the Nonqualified Contract Owner dies before the annuity Maturity Date, whether or not the Owner and the Annuitant are the same person. Under this option, the death benefit must be completely distributed to the beneficiary within five years of the Contract Owner’s death, or the beneficiary may elect, within one year following the date of the Owner’s death, to receive the death benefit in the form of an annuity paid out over a period not extending beyond the beneficiary’s life expectancy.  The payments must begin within one year of the date of the Contract Owner’s death.

If the beneficiary elects to receive the death benefit within five years of the Owner’s death instead of payments over life expectancy, the beneficiary may take withdrawals as desired, but the entire Account Value must be fully withdrawn by the fifth anniversary of the Owner’s death.

Under the BCO for Nonqualified Contracts:
•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals;
•	The beneficiary automatically replaces the existing Annuitant;
•	The Contract continues with your name on it for the benefit of your beneficiary;
•
If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over each respective beneficiary’s own life expectancy, if scheduled payments are chosen;

•	The minimum amount that is required in order to elect the BCO is $5,000 for each beneficiary;
•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted;
•
If you had elected the GMIB or an optional enhanced death benefit under the Contract, they will no longer be in effect and charges for such benefits will stop. Also, any GMDB feature will no longer be in effect;

•
If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time;

•	Any partial withdrawals must be at least $300;
•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the Contract on the beneficiary’s death; and
•
Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the Contract in a lump sum. We will pay any remaining interest in the Contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the Owner or the older joint Owner:
•
As of the date we receive satisfactory proof of death and any required instructions, information and forms necessary to effect the BCO feature, we will increase the Account Value to equal the applicable death benefit if such death benefit is greater than such Account Value plus any amount applicable under the EEB adjusted for any subsequent withdrawals. For Accumulator® PlusSM Contracts, the Account Value will first be reduced by any Credits applied in a one-year period prior to the Owner’s or older joint Owner’s death; and

•	No Withdrawal Charges, if applicable under your Contract, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint Owner:
•	The annuity Account Value will not be reset to the death benefit amount;
•
The Contract’s Withdrawal Charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments. The Contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts; and

•
We do not impose a Withdrawal Charge on scheduled payments except if, when added to any withdrawals previously taken in the same Contract Year, including for this purpose a Contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal Charges” in “CHARGES AND FEES.” Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.

A surviving spouse should speak to his or her tax professional about whether spousal continuation or the BCO is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, need for immediate income, and a desire to continue any guaranteed benefits under the Contract.

OPTIONAL LIVING BENEFITS

Guaranteed Minimum Income Benefit (“GMIB”)

The GMIB was available if the Owner was age 20 through 75 at the time the EFLIC Contract was issued. If the Contract is jointly owned, the GMIB will be calculated on the basis of the older Owner’s age. There is an additional charge for the GMIB.

Subject to state availability (see APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS ), you may have elected one of the following:
•	The GMIB that includes the 6.5% Roll-Up benefit base. The current charge for this benefit is 0.80%.
•	The GMIB that includes the 6% Roll-Up benefit base. The current charge for this benefit is 0.65%.

The current charges shown above are described under “GMIB Charge” in “CHARGES AND FEES.” Once you purchase the GMIB, you may not voluntarily terminate this benefit. Both options include the ability to reset your GMIB base on each Contract Date Anniversary until the Contract Date Anniversary following age 75. See ‘‘Roll-Up Benefit Base Reset’’.

If you elected the GMIB with a Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, you chose between one of the following two combinations:
•	the Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit with the GMIB that includes the 6.5% Roll-Up benefit base, or
•	the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit with the GMIB that includes the 6% Roll-Up benefit base.

If you elect both the GMIB and the Greater of the 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, the Roll-up rate you elect must be the same for both features. If you elect the GMIB without the Greater of the 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, your investment options will be limited to the Guaranteed Interest Option, the Account for Special DCA (for Accumulator® and Accumulator® EliteSM contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM contracts) and the permitted investment options (see Appendix A – Funds Available Under the Contract).

If you are using the Contract to fund a charitable remainder trust (for Accumulator® and Accumulator® EliteSM Contracts only), you will have to take certain distribution amounts. You should consider split-funding so that those distributions do not adversely impact your GMIB. See “Owner and Annuitant Requirements” in “THE ANNUITY CONTRACT.” For IRA, Qualified and Rollover 403(b) Contracts, Owners over age 60 at Contract issue should consider the impact of the minimum distributions required by tax law in relation to the withdrawal limitations under the GMIB. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS” for more information.

If you elected the GMIB option and change ownership of the Contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of Ownership, Collateral Assignments, Loans, and Borrowing” in “OTHER INFORMATION” for more information. This benefit provides a minimum guarantee that may never come into effect.

The GMIB guarantees you a minimum amount of fixed income under your choice of a life annuity fixed payout option or a life with a period certain payout option. You choose which of these payout options you want and whether you want the option to be paid on a single or joint life basis at the time you exercise your GMIB. The maximum period certain available under the life with a period certain payout option is 10 years. This period may be shorter, depending on the Owner’s age, as follows:

Level payments
Owner’s age at exercise	Period certain years
80 and younger	10
81	9
82	8
83	7
84	6
85	5

We may also make other forms of payout options available. For a description of payout options, see “Fixed Annuity Payout Options” in “ANNUITY OPTIONS.”

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of:
•	Your GMIB which is calculated by applying your GMIB base, less any applicable Withdrawal Charge remaining (if applicable under your Contract), to GMIB guaranteed annuity purchase factors; or
•	The income provided by applying your Account Value to our then current annuity purchase factors or base Contract guaranteed annuity purchase factors.

The amount of each GMIB base is equal to its corresponding enhanced death benefit.  See “Death Benefit Options” in the “DEATH BENEFITS” section for more information.

For Rollover 403(b) Contracts only, we will subtract from the GMIB base or Account Value any outstanding loan, including interest accrued but not paid. You may also elect to receive monthly or quarterly payments as an alternative.

If you elect monthly or quarterly payments, the aggregate payments you receive in a Contract Year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. The benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your Contract and not to any other guaranteed or current annuity purchase rates. Your Account Value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your Contract (including its death benefit and any account or Cash Values) will terminate and you will receive a new contract for the annuity payout option you elect. For a discussion of when your payments will begin and end, see “Exercise of GMIB” in “OPTIONAL LIVING BENEFITS.”

The GMIB provides a form of insurance and is based on conservative actuarial factors. Therefore, even if your Account Value is less than your benefit base, you may generate more income by applying your Account Value to current annuity purchase factors. We will make this comparison for you upon request.

GMIB Annuity Purchase Factors. Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and base Contract annuity payout options. GMIB annuity purchase factors are based on the Owner’s (and any younger joint Owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base Contract annuity purchase factors. Base Contract annuity payout options are discussed under “Your Annuity Payout Options” in “ANNUITY OPTIONS” in this Prospectus. Base Contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the Owner’s (and any joint Owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your Contract.

GMIB “No Lapse Guarantee.” In general, if your Account Value falls to zero, the GMIB will be exercised automatically, based on the Owner’s (or older joint Owner’s, if applicable) current age and benefit base, as follows:
•
You will be issued a supplementary contract based on a single life with a maximum 10 year period certain. Payments will be made annually starting one year from the date the Account Value fell to zero. Upon exercise, your Contract (including the GMDB, any other guaranteed benefits and any account or Cash Values) will terminate; and

•	You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

If your no lapse guarantee is no longer in effect and your Account Value subsequently falls to zero, your Contract will terminate without value, and you will lose the GMIB, GMDB (if elected) and any other guaranteed benefits. Please note that we will not automatically exercise the GMIB, as described above, if you have a 403(b) Contract and withdrawal restrictions apply.

The no lapse guarantee will terminate on the Contract Date Anniversary following the Owner (or older joint Owner, if applicable) reaching age 85.

Illustrations of the GMIB. Assuming the 6% Roll-up to Age 85 benefit base, the table below illustrates the GMIB amounts per $100,000 of initial contribution, for a male Owner age 60 (on the Contract Date) on the Contract Date Anniversaries indicated, who has elected the life annuity fixed payout option, using the guaranteed annuity purchase factors as of the date of this Prospectus, assuming no additional contributions, withdrawals, or loans under Rollover 403(b) Contracts, and assuming there were no allocations to the EQ /Money Market, the Guaranteed Interest Option, or the loan reserve account under Rollover 403(b) Contracts.

Contract Date Anniversary at exercise	GMIB — annual income payable for life
10	$10,065
15	$15,266

Exercise of the GMIB. On each Contract Date Anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice with your annual statement. The annual statement will illustrate how much income could be provided as of the Contract Date Anniversary. You must notify us within 30 days following the Contract Date Anniversary if you want to exercise the GMIB.

We deduct guaranteed benefit and Annual Administrative Charges from your Account Value on your Contract Date Anniversary, and you can only exercise the GMIB, if eligible, during the 30 day period following your Contract Date Anniversary. Therefore, if your Account Value is not sufficient to pay fees on your next Contract Date Anniversary, your Contract will terminate and you will not have an opportunity to exercise your GMIB unless the no lapse guarantee provision under your Contract is still in effect. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information.

You must return your Contract to us, along with all required information, within 30 days following your Contract Date Anniversary in order to exercise this benefit. Upon exercising the GMIB, any GMDB you elected will terminate without value. Also upon exercise of the GMIB, the Owner (or older joint Owner, if applicable) will become the Annuitant, and the Contract will be annuitized on the basis of the Annuitant’s life. You will begin receiving annual payments one year after the supplemental annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the supplemental annuity payout contract is issued. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. Payments end with the last payment before the Annuitant’s (or joint Annuitant’s, if applicable) death or, if later, the end of the period certain (where the payout option chosen includes a period certain).

Exercise Rules. Eligibility to exercise the GMIB is based on the Owner’s (or older joint Owner’s, if applicable) age as follows:
•
If you were at least age 20 and no older than age 44 on the Contract Date, you are eligible to exercise the GMIB within 30 days following each Contract Date Anniversary beginning with the 15th Contract Date Anniversary;

•	If you were at least age 45 and no older than age 49 on the Contract Date, you are eligible to exercise the GMIB within 30 days following each Contract Date Anniversary after age 60; and
•
If you were at least age 50 and no older than age 75 on the Contract Date, you are eligible to exercise the GMIB within 30 days following each Contract Date Anniversary beginning with the 10th Contract Date Anniversary.

To exercise the GMIB:
•	We must receive your notification in writing within 30 days following any Contract Date Anniversary on which you are eligible; and
•
Your Account Value must be greater than zero on the exercise date. See “Effect of Your Account Value Falling to Zero” in “THE ANNUITY CONTRACT” section of this Prospectus for more information about the impact of insufficient Account Value on your ability to exercise the GMIB.

Please note:
•	The latest date you may exercise the GMIB is within 30 days following the Contract Date Anniversary following your 85th birthday;
•
If you were age 75 on the Contract Date or the Roll-up benefit base was reset, the only time you may exercise the GMIB is within 30 days following the Contract Date Anniversary following your attainment of age 85;

•
For Qualified Contracts, the plan participant can exercise the GMIB only if he or she elects to take a distribution from the plan and, in connection with this distribution, the plan’s trustee changes the ownership of the Contract to the participant. This affects a rollover of the Qualified Contract into a Rollover IRA. This process must be completed within the 30-day timeframe following the Contract Date Anniversary in order for the plan participant to be eligible to exercise. However, if the GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be affected and payments will be made directly to the trustee;

•
Since no partial exercise is permitted, owners of defined benefit Qualified Contracts who plan to change ownership of the Contract to the participant must first compare the participant’s lump sum benefit amount and annuity benefit amount to the GMIB amount and Account Value, and make a withdrawal from the Contract if necessary. See “How Withdrawals Affect Your GMIB and GMDB”” in “WITHDRAWALS.”

•
For Rollover 403(b) Contracts, you may exercise the GMIB only if you effect a rollover of the 403(b) Contract to a Rollover IRA. This may only occur when you are eligible for a distribution from the 403(b). This process must be completed within the 30-day timeframe following the Contract Date Anniversary in order for you to be eligible to exercise;

•
If you reset the Roll-up benefit base (as described earlier), your new exercise date will be the tenth Contract Date Anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset. Please note that in almost all cases, resetting your Roll-up benefit base will lengthen the waiting period;

•
A spouse beneficiary or younger spouse joint Owner under spousal continuation may only continue the GMIB if the Contract is not past the last date on which the original Owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint Owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint Owner’s age on the date of the Owner’s death replaces the Owner’s age on the Contract Date for purposes of determining the availability of the benefit and which of the exercise rules applies. The original Contract Date will continue to apply for purposes of the exercise rules;

•	If the Contract is jointly owned and not an IRA Contract, you can elect to have the GMIB paid either as a joint life benefit, or as a single life benefit, paid on the basis of the older Owner’s age;
•
If the Contract is an IRA Contract, you can elect to have the GMIB paid either as a joint life benefit, but only if the joint Annuitant is your spouse, or as a single life benefit, paid on the basis of the Annuitant’s age; and

•
If the Contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the Annuitant’s age(or older joint Annuitant’s, if applicable), rather than the Owner’s.

See “Effect of the Owner’s Death” under “DEATH BENEFITS” for more information.

If your Account Value is insufficient to pay applicable charges when due, your Contract will terminate, which could cause you to lose your GMIB. For more information, please see ‘‘Effect of Your Account Value Falling to Zero“ in “THE ANNUITY CONTRACT” and the section entitled ‘‘CHARGES AND FEES’’ for more information.

For information about the impact of withdrawals on the GMIB and any other guaranteed benefits you may have elected, please see ‘‘How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

Guaranteed Benefit Offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed death or income benefits or surrendering your Contract.

If you received and accepted a past offer to terminate a guaranteed benefit, you no longer have the Standard Death Benefit or one of the enhanced death benefits available for an additional charge. Instead, you will have the Return of Account Value death benefit. See “DEATH BENEFITS” for information about this death benefit.

When we make an offer, we may vary the offer amount, up or down, among the same group of Contract Owners based on certain criteria such as Account Value, the difference between Account Value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of Contract Owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining Contract Owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Guaranteed Benefit Lump Sum Payment Offer. The Guaranteed Benefit Lump Sum Payment Offer is currently available under the following limited circumstance:
•	If you elected a GMIB, and the no lapse guarantee is in effect and your Account Value falls to zero, either due to a withdrawal that is not an Excess Withdrawal or due to a deduction of charges.

We reserve the right to terminate the availability of this offer at any time. This offer is not available if you have a Rollover 403(b) Contract.

If your Account Value falls to zero, as described above, we will send you a letter which will describe the offer and the options available to you. In addition, the letter will include the following information:
•	The Guaranteed Benefit Lump Sum Payment Offer is optional;
•	The amount you will receive if you elect the Guaranteed Benefit Lump Sum Payment Offer;
•	If no action is taken, you will receive the stream of payments as promised under your Contract;
•	The amount and frequency of the stream of payments based on a single life annuity for GMIB or on the annuity option elected;
•	That the amount you will receive if you accept the Guaranteed Benefit Lump Sum Payment Offer is less than the present value of the stream of payments;
•	A description of the factors you should consider when deciding to accept the Guaranteed Benefit Lump Sum Payment Offer;
•	The reason we are making the Guaranteed Benefit Lump Sum Payment Offer; and
•	That you may elect to receive a reduced series of income payments based on joint lives and can contact the Customer Services group to obtain the amount of a joint life annuity.

You will have no less than 30 days from the day your Account Value falls to zero to accept the offer. If you accept the Guaranteed Benefit Lump Sum Payment Offer, you will receive the lump sum amount in a single payment.

If you accept the Guaranteed Benefit Lump Sum Payment Offer, your Contract and optional benefits will terminate, including any GMDB. If you do not make an election, we will automatically exercise your GMIB by issuing a supplementary annuity contract using the default option described in your Contract.

We will determine the Guaranteed Benefit Lump Sum Payment Offer amount as of the day your Account Value fell to zero. The Guaranteed Benefit Lump Sum Payment Offer amount is calculated and will vary based on the factors described below.

We first determine the Contract reserves attributable to your Contract using standard actuarial calculations, which is a conservative measurement of present value. In general, the Contract reserve is the present value of future benefit payments. In determining your Contract reserve, we take into account the following factors:
•	The Owner’s/Annuitant’s life expectancy (based on gender and age);
•	The current annual payment for the GMIB, adjusted for any outstanding Withdrawal Charge, in the form of a single life annuity; and
•	The interest rate at the time your Account Value fell to zero.

The Guaranteed Benefit Lump Sum Payment Offer amount is calculated based on a percentage of the Contract reserve based on certain factors including, but not limited to, the current interest rate environment and GMIB utilization rates. We will use the percentage that is in effect at the time of your election. The percentage will range from 50% to 90% of the Contract reserve. If your Account Value falls to zero, as described above, we will notify you then of the current percentage when we send you the letter describing the options available to you. If you have the GMIB, your payment will be reduced, as applicable, by any annual payments made since your Account Value fell to zero. For information on how the Guaranteed Benefit Lump Sum Payment Offer works under certain hypothetical circumstances, please see “APPENDIX H - GUARANTEED BENEFIT LUMP SUM PAYOUT OFFER HYPOTHETICAL EXAMPLES.”

In the event your account falls to zero, as described above, you should evaluate this payment offer carefully. If you elect the Guaranteed Benefit Lump Sum Payment Offer, you will no longer have the ability to receive periodic cash payments over your lifetime under the GMIB. When you purchased your EFLIC Contract, you made a determination that the lifetime income stream available under the GMIB was important to you based on your personal circumstances. When considering this payment offer, you should consider whether you still need the benefits of an ongoing lifetime income stream, given your personal and financial circumstances.

In addition, you should consider the following factors:
•	Whether, given your state of health, you believe you are likely to live to enjoy the future income benefits provided by the GMIB;
•
Whether a lump sum payment (which may be up to 50% less than the present value of the future stream of payments) is more important to you than a future stream of payments. See “APPENDIX H - GUARANTEED BENEFIT LUMP SUM PAYOUT OFFER HYPOTHETICAL EXAMPLES”; and

•	Whether there are differences in tax consequences for taking a lump sum as opposed to receiving annuity payments.

In considering the factors above, and any other factors you believe are relevant, you may wish to consult with your financial professional or other adviser.

We believe that offering this payment offer could be mutually beneficial to both us and to Contract Owners whose financial circumstances may have changed since they purchased the Contract. If you elect the Guaranteed Benefit Lump Sum Payment Offer, you will receive a lump sum payment rather than a stream of future payments over your lifetime. We would gain a financial benefit because we anticipate that providing a lump sum payment to you will be less costly to us than paying you periodic cash payments during your lifetime. The lump sum payment offer may not be beneficial for everyone.

If you elect the Guaranteed Benefit Lump Sum Payment Offer it will be treated as a surrender of the Contract and may be taxable and subject to tax penalties. For information on tax consequences, please see the section entitled “FEDERAL TAX CONSIDERATIONS.”

The Guaranteed Benefit Lump Sum Payment Offer may not be available in all states. We may, in the future, suspend or terminate this offer, or make this offer on more or less favorable terms upon advance notice to you.

OTHER BENEFITS

Dollar Cost Averaging (“DCA”)

We offer a variety of DCA programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the Subaccounts will cause you to purchase more Units if the Unit value is low and fewer Units if the Unit value is high. Therefore, you may get a lower average cost per Unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses. You may not make transfers to the Guaranteed Interest Option through a DCA program.

You may not participate in any DCA program if you are participating in the Option II Rebalancing Program. Under the Option I Rebalancing Program, you may participate in any of the DCA programs except General DCA and, for Accumulator® PlusSM and Accumulator® SelectSM Contract Owners, the Special Money Market DCA Program. You may only participate in one DCA program at a time.  Also, for information on how the DCA program you select may affect certain guaranteed benefits, see “Calculating your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS” and “Death Benefit Options” in “DEATH BENEFITS.

We do not deduct a transfer charge for any transfer made in connection with our DCA programs. Not all DCA programs are available in all states. See “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for more information on state availability.

For information about DCA programs available for new contributions, see “Allocating Contributions Among the Available Investment Options” in “THE ANNUITY CONTRACT.”

General DCA Program. If your value in the Subaccount that invests in the EQ/Money Market Fund is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the other available Subaccounts. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for more information on state availability or certain restrictions in your state.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the Contract Date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the Subaccount that invests in the EQ/Money Market Fund have been transferred out. The minimum amount that we will transfer each time is $250.

If, on any transfer date, your value in the Subaccount that invests in the EQ/Money Market Fund is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The General DCA Program will then end. You may change the transfer amount once each Contract Year or cancel this program at any time.

We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

If you elect the the GMIB without the Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, General DCA is not available.

Account for Special DCA. The Account for Special DCA is only available to Accumulator® and Accumulator® EliteSM Contract Owners. Under the Special DCA program, you may choose to allocate all or a portion of any eligible contribution to the Account for Special DCA. Contributions into the Account for Special DCA may not be transfers from other investment options. Your initial allocation to any Account for Special DCA time period must be at least $2,000 and any additional contribution to that same time period must be at least $250. You may only have one time period in effect at any time and once you select a time period, you may not change it. In Pennsylvania, we refer to this program as “enhanced rate dollar cost averaging.”

You may have your value in the Account for Special DCA transferred to any of the Subaccounts available under your Contract. We will transfer amounts from the Account for Special DCA into the Subaccounts over an available time period that you select. We offer time periods of 3, 6 or 12 months, during which you will receive an enhanced interest rate. We may also offer other time periods. Your financial professional can provide information on the time periods and interest rates currently available in your state, or you may contact us. If the Account for Special DCA was selected at the time of application to purchase the Contract, a 60 day rate lock applied from the date of application. Any contribution(s) received during this 60 day period were credited with the interest rate offered on the date of application for the remainder of the time period selected at application. Any contribution(s) received after the 60 day rate lock period ended were credited with the then current interest rate for the remainder of the time period selected at application. Contribution(s) made to an Account for Special DCA selected after the Contract has been issued will be credited with the then current interest rate on the date the contribution is received by the Company for the time period initially selected by you. Once the time period you selected has run, you may then select another time period for future contributions. At that time, you may also select a different allocation for transfers to the Subaccounts, or, if you wish, we will continue to use the selection that you have previously made. Currently, your value in the Account for Special DCA will be transferred from the Account for Special DCA into the Subaccounts on a monthly basis. We may offer this program in the future with transfers on a different basis.

We will transfer all amounts out of the Account for Special DCA by the end of the chosen time period. The transfer date will be the same day of the month as the Contract Date, but not later than the 28th day of the month. For an Account for Special DCA selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Account for Special DCA, but not later than the 28th day of the month. If the transfer date is later than the 28th day of the month, then the transfer date will be the 28th day of the month.

If you choose to allocate only a portion of an eligible contribution to the Account for Special DCA, the remaining balance of that contribution will be allocated to the Subaccounts and/or Guaranteed Interest Option according to your instructions.

The only transfers that will be made from the Account for Special DCA are your regularly scheduled transfers to the Subaccounts. No amounts may be transferred from the Account for Special DCA to the Guaranteed Interest Option. If you request to transfer or withdraw any other amounts from the Account for Special DCA, we will transfer all of the value that you have remaining in the Account for Special DCA to the investment options according to the allocation percentages for special dollar cost averaging we have on file for you. You may ask us to cancel your participation at any time. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

Special Money Market DCA Program. The Special Money Market DCA program is only available to Accumulator® PlusSM and Accumulator® SelectSM Contract Owners. You may dollar cost average from the Account for Special Money Market DCA option (which is part of the EQ/Money Market investment option) into any of the other Subaccounts. Please see “APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT.”

You may elect to participate in a 3, 6 or 12 month program at any time subject to the age limitation on contributions described in this Prospectus.

Contributions into the Account for Special Money Market DCA must be new contributions. In other words, you may not make transfers from amounts allocated in other Subaccounts to initiate the program. You must allocate your entire initial contribution into the Account for Special Money Market DCA if you are selecting the program at the time you apply for your Contract. Thereafter, contributions to any new program must be at least $2,000. Contributions to an existing program must be at least $250. You may only have one program in effect at any time.

Each month, we will transfer your amounts in the Account for Special Money Market DCA into the other Subaccounts you select. Once the time period you selected has expired, you may then select to participate in the Special Money Market DCA program for an additional time period. At that time, you may also select a different allocation for monthly transfers from the Account for Special Money Market DCA to the Subaccounts, or, if you wish, we will continue to use the selection that you have previously made.

Currently, the monthly transfer date from the Account for Special Money Market DCA option will be the same as your Contract Date, but not later than the 28th day of the month. For a program selected after application, the first transfer date and each subsequent transfer date will be one month from the date the first contribution is made into the program, but not later than the 28th day of the month. All amounts will be transferred out by the end of the time period in effect.

The only amounts that should be transferred from the Account for Special Money Market DCA option are your regularly scheduled transfers to the Subaccounts. If you request to transfer or withdraw any other amounts from the Account for Special Money Market DCA, we will transfer all of the value you have remaining in the account to the Subaccounts according to the allocation percentages we have on file for you. You may cancel your participation in the program at any time by notifying us in writing. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

Fixed-Dollar DCA Program. Under this program you may elect to have a fixed-dollar amount transferred out of the Guaranteed Interest Option and into the Subaccounts of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the Guaranteed Interest Option have been transferred out.

In order to elect the Fixed-Dollar DCA program, you must have a minimum of $5,000 in the Guaranteed Interest Option on the date we receive your election form. The transfer date will be the same calendar day of the month as the Contract Date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the Account for Special DCA that is available for additional contributions (available in Accumulator® and Accumulator® EliteSM Contracts only), the Fixed-Dollar DCA program does not offer enhanced rates. Also, this program is subject to the Guaranteed Interest Option transfer limitations described above. While the program is running, any transfer that exceeds those limitations will cause the program to end for that Contract Year. You will be notified. You must send in a request form to resume the program in the next or subsequent Contract Years.

If, on any transfer date, your value in the Guaranteed Interest Option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, and the program will end. You may change the transfer amount once each Contract Year or cancel this program at any time. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

Interest Sweep DCA Program. Under this program, you may elect to have monthly transfers from amounts in the Guaranteed Interest Option into the Subaccounts of your choice. The transfer date will be the last Business Day of the month. The amount we will transfer will be the interest credited to amounts you have in the Guaranteed Interest Option from the last Business Day of the prior month to the last Business Day of the current month. You must have at least $7,500 in the Guaranteed Interest Option on the date we receive your election. We will automatically cancel the Interest Sweep DCA program if the amount in the Guaranteed Interest Option is less than $7,500 on the last day of the month for two months in a row. For the Interest Sweep DCA program, the first monthly transfer will occur on the last Business Day of the month following the month that we receive your election form. We may, at any time, exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

Automatic Rebalancing

We currently offer two automatic rebalancing programs that you can use to reallocate your Account Value among your investment options. Under Option I you can rebalance your Account Value among the Subaccounts. Under Option II you can rebalance among the Subaccounts and the Guaranteed Interest Option.

To enroll in one of our automatic rebalancing programs, you must notify us in writing or through the Venerable client portal and tell us:
•	The percentage you want invested in each investment option (whole percentages only), and
•	How often you want the rebalancing to occur (quarterly, semiannually, or annually on a Contract Year basis).

Unless requested otherwise, automatic rebalancing will occur on the same day of the month as the Contract Date. If a Contract is established after the 28th, automatic rebalancing will occur on the first Business Day of the month following the Contract issue date. If you elect quarterly automatic rebalancing, the rebalancing in the last quarter of the Contract Year will occur on the Contract Date Anniversary.

You may elect or terminate the automatic rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the automatic rebalancing program, it will remain in effect until you instruct us to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for Automatic Rebalancing. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to us. Termination requests can be made online through Venerable client portal. See “How to reach us” in “The Company.” There is no charge for the rebalancing feature.

Automatic Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change.  You may want to discuss the automatic rebalancing program with your financial professional before electing to participate in the program.

While your rebalancing program is in effect, we will transfer amounts among the investment options so that the percentage of your Account Value that you specify is invested in each option at the end of each rebalancing date. At any time, however, we may exercise our right to terminate transfers to any of the Subaccounts and to limit the number of Subaccounts which you may elect.

If you select Option II, you will be subject to our rules regarding transfers from the Guaranteed Interest Option to the Subaccounts. These rules are described above. Under Option II, a transfer into or out of the Guaranteed Interest Option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any DCA program. You may not elect Option I if you are participating in the General DCA program, or for Accumulator® PlusSM and Accumulator® SelectSM Contract Owners, the Special Money Market DCA Program.

If you elect a benefit that limits your Subaccounts, those limitations will also apply to the automatic rebalancing programs.

Systematic Withdrawals (All Contracts except Inherited IRA and Qualified)

You may elect to take systematic withdrawals at any time. You may take systematic withdrawals of a particular dollar amount or a particular percentage of your Account Value. (Rollover 403(b) Contracts may have restrictions and employer or plan approval is required.)

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Account Value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the Withdrawal Charges on your Contract have expired, you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Account Value. However, if you elect a systematic withdrawal option in excess of these limits, and make an additional contribution to your Contract, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph. Please note that Withdrawal Charges do not apply to Accumulator® SelectSM Contracts.

If you have guaranteed benefits based on a Roll-up Benefit Base and your aggregate systematic withdrawals during any Contract Year exceed your Roll-up rate multiplied by your guaranteed benefit base as of your most recent Contract Date Anniversary, your benefit base will be reduced on a pro rata basis and could result in a guaranteed benefit base reduction that is greater than the withdrawal amount. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:
•	You must select a date that is more than three calendar days prior to your Contract Date Anniversary; and
•	You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. You must elect a date that is more than three calendar days prior to your Contract Date Anniversary.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each Contract Year. However, you may not change the amount or percentage in any Contract Year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

For all Contracts except Accumulator® SelectSM, systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same Contract Year, the systematic withdrawal exceeds the 10% free withdrawal amount.

If you are over age 85, your Annual Ratchet to Age 85 and Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit.

Substantially Equal Withdrawals (Rollover IRA, Roth Conversion IRA, Flexible Premium IRA and Flexible Premium Roth IRA Contracts)

You may elect to take substantially equal withdrawals at any time before age 59½. We offer our ‘‘substantially equal withdrawals option’’ to allow you to receive distributions from your Account Value without triggering the 10% additional federal income tax, which normally applies to distributions made before age 59½. See ‘‘FEDERAL TAX CONSIDERATIONS’’. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply (if applicable under your Contract). Once you begin to take substantially equal withdrawals, you should not:
•	Stop them;
•
Change the pattern of your withdrawals (e.g. take an additional partial withdrawal) because you could become liable for the 10% additional federal tax that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the tax; or

•	Contribute any more to the Contract until after the later of age 59½ or five full years after the first withdrawal.

If you have guaranteed benefits based on a Roll-up Benefit Base and your aggregate substantially equal withdrawals during any Contract Year exceed your Roll-up rate multiplied by your guaranteed benefit base as of your most recent Contract Date Anniversary, your benefit base will be reduced on a pro rata basis and could result in a guaranteed benefit base reduction that is greater than the withdrawal amount. See “How Withdrawals affect your GMIB and GMDB” in “WITHDRAWALS.”

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your Contract Date Anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the Contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the Contract. We will calculate the new withdrawal amount.

For all Contracts except Accumulator® SelectSM, substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same Contract Year, the substantially equal withdrawal exceeds the free withdrawal amount (see “10% Free Withdrawal Amount” in “CHARGES AND FEES”).

If you are over age 85, your Annual Ratchet to Age 85 and Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit.

Lifetime Required Minimum Distribution (“RMD”) Withdrawals (Rollover IRA, Flexible Premium IRA and Rollover 403(b) Contracts only — See “FEDERAL TAX CONSIDERATIONS” for more information.)

We offer our automatic required minimum distribution (“RMD”) service to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. In such a case, a withdrawal charge may apply (if applicable under your Contract). Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected either the GMDB based on a Roll-up Benefit Base or GMIB, and amounts withdrawn from the Contract to meet RMDs exceed your Roll-up rate multiplied by your guaranteed benefit base as of your most recent Contract Date Anniversary, your benefit base will be reduced on a pro rata basis and could result in a guaranteed benefit base reduction that is greater than the withdrawal amount. If you are over age 85, your Annual Ratchet to Age 85 and Greater of 6.5% (or 6%) Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit bases will no longer be eligible to increase. Any withdrawals after your 85th birthday will permanently reduce the value of your benefit. See “How Withdrawals affect your GMIB and GMDB”) in “WITHDRAWALS.”

Also, the actuarial present value of additional Contract benefits must be added to the Account Value in calculating RMD withdrawals from annuity Contracts funding TSAs and IRAs, which could increase the amount required to be withdrawn. Please refer to ‘‘FEDERAL TAX CONSIDERATIONS.’’

This service is not available under Qualified Contracts.

Under legislation enacted at the end of 2019:
•	If your birthdate is June 30, 1949, or earlier, you may elect our RMD service in the year in which you reach age 70½, or in any later year;
•	If your birthdate is July 1, 1949, or later, you may elect our RMD service in the year in which you reach age 72, or in any later year.

See the discussion of lifetime required minimum distributions under “FEDERAL TAX CONSIDERATIONS.”

The minimum amount we will pay out is $250. Currently, minimum distribution withdrawal payments will be made annually. See “Required minimum distributions” in “FEDERAL TAX CONSIDERATIONS” for your specific type of retirement arrangement.

For Rollover IRA, Flexible Premium IRA, and Rollover 403(b) Contracts, we will send a form outlining the distribution options available in the year your reach age 72 (or age 70 ½, if applicable) if you have not begun your annuity payments before that time.

We do not impose a Withdrawal Charge on RMD withdrawals taken through our automatic RMD service except if, when added to a partial withdrawal previously taken in the same Contract Year, the minimum distribution withdrawal exceeds the 10% free withdrawal amount. Please note that withdrawal charges do not apply to Accumulator® SelectSM Contracts.

Under Rollover 403(b) Contracts, you may not elect our automatic RMD service if a loan is outstanding.

For Contracts with GMIB. Cumulative withdrawals, including RMD payments using our automatic RMD service, will reduce your GMIB benefit base on a pro rata basis. See “How Withdrawals Affect Your GMIB and GMDB” in “WITHDRAWALS.”

Owners of tax-qualified Contracts (IRA, 403(b) and Qualified) generally should not reset the Roll-up Benefit Base if lifetime RMDs must begin before the end of the new exercise waiting period. See “OPTIONAL LIVING BENEFITS.”

Dollar-for-Dollar Withdrawal Service

If you have at least one guaranteed benefit where withdrawals reduce the benefit base on a dollar-for-dollar basis, you may request a one-time lump sum or systematic withdrawal through our Dollar-for-Dollar Withdrawal Service. Withdrawals under this automated withdrawal service will never result in a pro-rata reduction of the guaranteed benefit base. Systematic withdrawals set up using the Dollar-for-Dollar Withdrawal Service adjust automatically to account for financial transactions that may otherwise have an adverse impact on your guaranteed benefits, and, for certain types of withdrawals, adjust automatically to increase the withdrawal amount.

Withdrawals under the Dollar-for-Dollar Withdrawal Service will continue, even if your Account Value is low, until you terminate the service by notifying us in writing. If your Account Value is low and you have guaranteed benefits, you should consider ending the Dollar-for-Dollar Withdrawal Service. Except in certain circumstances, if your Account Value falls to zero, your Contract and any guaranteed benefits will be terminated. See “Effect of Your Account Value Falling to Zero” in “The ANNUITY CONTRACT” section of this prospectus for more information.

We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your Contract Date Anniversary.

There is no charge to use the Dollar-for-Dollar Withdrawal Service. Currently, we do not charge for quotes from the Dollar-for-Dollar Withdrawal Service but reserve the right to charge for such quotes upon advance notice to you. Please speak with your financial professional or call us for additional information about the Dollar-for-Dollar Withdrawal Service.

You may use the Dollar-for-Dollar Withdrawal Service to elect a one-time lump sum withdrawal or to enroll in systematic withdrawals at monthly, quarterly, or annual intervals. If you take withdrawals using this service, you must choose whether you want your withdrawal to be calculated to:
•	Preserve the Roll-up Benefit Base as of the last Contract Date Anniversary (or the benefit base as of the withdrawal transaction date); or
•	Take the full dollar-for-dollar withdrawal amount available under the Contract to avoid a pro-rata reduction of the guaranteed benefit base.

Roll-up Benefit Base Preservation. You can request a withdrawal that will preserve the Roll-up Benefit Base as of the last Contract Date Anniversary or the withdrawal transaction date. In general, this amount will be less than the Roll-up rate times the last Contract Date Anniversary benefit base. This calculation results from the fact that the Roll-up Benefit Base rolls up daily. If a withdrawal is taken on any day prior to the last day of the Contract Year, the daily roll-up rate will be applied going forward to the reduced benefit base. Therefore, the benefit base is only fully increased by an annual amount that equals the roll-up rate times the prior Contract Date Anniversary benefit base if there have been no withdrawals during that year.

Because the Roll-up Benefit Base no longer rolls up after age 85, any withdrawals you take after age 85 will always reduce your benefit base. If you wish to preserve your Roll-up Benefit Base, you must stop taking withdrawals after age 85. For more information about the impact of withdrawals on your guaranteed benefits after age 85, see ‘‘How Withdrawals Affect Your GMIB and “GMDB” in “WITHDRAWALS.”

If you request a withdrawal calculation that preserves your Roll up Benefit Base, the Dollar-for-Dollar Withdrawal Service adjusts for investment options to which a 3% roll-up rate applies (the EQ/Money Market option, except amounts allocated to the Account for Special Money Market DCA (if applicable), the Guaranteed Interest Option, and the loan reserve account under Rollover 403(b)) (the “lower Roll-up options”). If you want to preserve your Roll-up Benefit Base and you elected a guaranteed benefit that provides a 6% (or greater) roll-up, allocations of Account Value to any lower Roll-up option will generally reduce the amount of withdrawals under the Dollar-for-Dollar Withdrawal Service.

Full Dollar-for-Dollar Withdrawals. You can request to withdraw the full dollar-for-dollar withdrawal amount. Full dollar-for-dollar withdrawals reduce the guaranteed benefit base and cause the value of the benefit base on the next Contract Date Anniversary to be lower than the prior Contract Date Anniversary, assuming no additional contributions or resets have occurred. In general, taking full dollar-for-dollar withdrawals will cause a reduction to the guaranteed benefit base over time and decrease the full dollar-for-dollar withdrawal amount available in subsequent Contract Years. The reduction in the full dollar-for-dollar amounts is due to amounts being withdrawn prior to earning the full year’s annual compounded roll-up rate. Although the benefit base will reduce over time, full dollar-for-dollar withdrawals taken through the service always reduce the benefit base in the amount of the withdrawal and never more than the withdrawal amount.

If you are over age 85, your Roll-up Benefit Base is no longer credited with the annual roll-up rate, so even withdrawals based on the full dollar-for-dollar calculation will significantly reduce the value of your benefit. Every withdrawal you take will permanently reduce your Roll-up Benefit Base by at least the full amount of the withdrawal.

Loans under Rollover 403(b) Contracts

Loans under a Rollover 403(b) Contract are not permitted without employer or plan approval. We will not permit you to take a loan or have a loan outstanding while you are enrolled in our automatic RMD service.

Loans are subject to federal income tax limits and are also subject to the limits of the plan. The loan rules under ERISA may apply to plans not sponsored by a governmental employer. Federal income tax rules apply to all plans, even if the plan is not subject to ERISA.

A loan will not be treated as a taxable distribution unless:
•	It exceeds limits of federal income tax rules;
•	Interest and principal are not paid when due; or
•	In some instances, service with the employer terminates.

Taking a loan in excess of the Tax Code limits may result in adverse tax consequences.

Before we make a loan, you must properly complete and sign a loan request form. Loan processing may not be completed until we receive all information and approvals required to process the loan.

We will permit you to have only one loan outstanding at a time. The minimum loan amount is $1,000. The maximum amount is the lesser of:
• The greater of:
o	50% of your Cash Value, less any outstanding loan balance; or
o	$10,000 less any outstanding loan balance;
• $50,000 less the highest outstanding loan balance in the last 12 months; or
• the greater of:
o	90% of your Cash Value; or
o	Your Cash Value minus $2,500.

The term of a loan is five years. However, if you use the loan to acquire your primary residence, the term may be up to 15 years. The term may not extend beyond the earliest of:
•	The date annuity payments begin;
•	The date the Contract terminates; and
•	The date a death benefit is paid (the outstanding loan, including any accrued but unpaid loan interest, will be deducted from the death benefit amount).

A loan request under your Rollover 403(b) Contract will be processed on the Business Day on which the properly completed loan request form is received. Interest will accrue daily on your outstanding loan at a rate we set. The loan interest rate is currently set at 6%. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state rules that may affect loans from a 403(b) Contract.

Tax consequences for failure to repay a loan when due are substantial, and may result in severe restrictions on your ability to borrow amounts under any plans of your employer in the future.

Loan reserve account. On the date your loan is processed, we will transfer the amount of your loan to the “loan reserve account.” Unless you specify otherwise, we will subtract your loan on a pro rata basis from your value in the Subaccounts and the Guaranteed Interest Option. If those amounts are insufficient, we will deduct all or a portion of the loan from the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts).

For the period of time your loan is outstanding, the loan reserve account rate we will credit will equal the loan interest rate minus a maximum rate of 2%. When you make a loan repayment, unless you specify otherwise, we will transfer the dollar amount of the loan repaid and the amount of interest earned from the loan reserve account to the investment options according to the allocation percentages we have on our records. For Accumulator® PlusSM Contracts, loan repayments are not considered contributions and therefore are not eligible for additional Credits.

If you elected a guaranteed benefit that provides a 6% (or greater) roll-up, a loan will effectively reduce the growth rate of your guaranteed benefits because the Roll-up to Age 85 benefit base rolls up at 3% with respect to amounts allocated to the loan reserve account. For more information, see “Death Benefit Options” in “DEATH BENEFITS” and “Calculating Your Roll-up Benefit Base Following a Transfer” in “TRANSFERS AMONG YOUR INVESTMENT OPTIONS.”

Repayment.  You are required to establish a repayment schedule when initiating a loan.  Repayment terms may vary but will end at the end of the term of the loan.  When you initiate a loan, a repayment amount is determined and you choose whether to repay the loan over the term on a monthly or quarterly basis.  Once chosen, your repayment term and frequency cannot be changed.  You may always pay more than the agreed upon repayment amount, and you may pay off the loan before the end of its term.

Loan repayments received will reduce the outstanding loan balance and such amounts, net of loan interest, will be transferred on a pro rate basis from the loan reserve account to the investment options in which your Account Value is then allocated.

Past Due Loans.  A loan will become past due when a scheduled payment has not been received.  Any loan payments made on a past due loan will apply to the oldest delinquent payment first for the purposes of avoiding defaulting on the loan.  Any amount past due for more than three months will cause the loan to be in default.

Defaulted Loans.  When a loan is in default the outstanding loan amount, including accrued interest, is treated as a normal disbursement for tax purposes and will be reported as a taxable distribution to the IRS.  The distribution may be subject to tax penalties under Tax Code. If you have defaulted on a loan, interest will continue to accumulate on the balance until the loan is paid or you have a distributable event. Additionally, certain other tax rules apply to distributions from the Contract.  See “FEDERAL TAX CONSIDERATIONS ‒ Taxation of Qualified Contracts” for additional information.

Withdrawals to Repay a Loan.  You may take a withdrawal from your Contract to make a loan payment or repay a loan that is in default, but any such withdrawal will be subject to the normal consequences of a withdrawal, including possible Withdrawal Charges.   We cannot apply any amount withdrawn directly to a loan repayment.  Rather, you will need to take the withdrawal and return the loan payment to us with a personal check or in another accepted method of payment.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this Prospectus is designed to be treated as an annuity for U.S. federal income tax purposes.  This section discusses our understanding of current federal income tax laws affecting the Contract.  The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain.  You should keep the following in mind when reading this section:
•	Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
•	Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this Prospectus;
•
This section addresses some, but not all, applicable federal income tax rules related to owning, making elections and/or initiating transactions under the Contract and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

•	We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
•	No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

You should consult with a qualified tax and/or legal adviser before making elections or initiating transactions under the Contract.   When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Tax Code that apply to your tax concerns.

We do not intend this information to be tax advice.  No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary.  You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.

Types of Contracts: Nonqualified or Qualified

The Contract described in this Prospectus may be purchased on a non-tax-qualified basis (Nonqualified Contracts) or on a tax-qualified basis (Qualified Contracts).

Nonqualified Contracts.  Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified retirement plans or arrangements.  You may not deduct the amount of your contributions to a Nonqualified Contract.  Rather, Nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts.  Qualified Contracts are designed for use by individuals whose contributions are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b), 408, or 408A of the Tax Code. Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General.  Tax Code Section 72 governs the federal income taxation of annuities in general.  We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a Nonqualified Contract until a distribution occurs or until annuity payments begin.  This assumes that the Contract will qualify as an annuity contract for federal income tax purposes.  In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:
•
Diversification.  Tax Code Section 817(h) requires that in a Nonqualified Contract the investments of the Funds be “adequately diversified” in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law.  The separate account, through the Funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec.  1.817-5, which affects how the Funds’ assets may be invested.  If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a Subaccount’s corresponding Fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements, and we reserve the right to modify your Contract as necessary to do so;

•
Investor Control.  Although earnings under Nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets.  In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income.  Future guidance regarding the extent to which owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts.  The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a proportional share of the assets of the separate account;

•
Post-Death Distributions.  In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a Nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death.  The Nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued.  When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them, if necessary, to assure that they comply with the applicable requirements;

•
Non-Natural Owners of a Nonqualified Contract.  If the Owner of the Contract is not a natural person (in other words, is not an individual), a Nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income.  Income on the Contract is any increase in the contract value over the “investment in the Contract” (generally, the contributions or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year.  There are some exceptions to this rule and a non-natural owner should consult with a tax and/or legal adviser before purchasing the Contract.  When the Contract Owner is not a natural person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and

•
Delayed Annuity Starting Date.  If the Contract’s annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes.  In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General.  When a withdrawal from a Nonqualified Contract occurs before the Contract’s annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner’s investment in the Contract at that time.  Investment in the Contract is generally equal to the amount of all contributions to the Contract, plus amounts previously included in your gross income as the result of certain loans, if available, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a Nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner’s investment in the Contract.

10% Additional Tax.  A distribution from a Nonqualified Contract may be subject to an additional tax equal to 10% of the amount treated as income.  In general, however, there is no additional tax on distributions:
•	Made on or after the taxpayer reaches age 59½;
•	Made on or after the death of a Contract Owner (or the primary Annuitant if the Contract Owner is a non-natural person);
•	Attributable to the taxpayer becoming disabled as defined in the Tax Code;
•
Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

•	The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% additional tax does not apply to distributions from Nonqualified Contract that is an immediate annuity as defined in the Tax Code.  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.  A tax and/or legal adviser should be consulted with regard to exceptions from the 10% additional tax.

Tax-Free Exchanges.  Section 1035 of the Tax Code permits the exchange of a life insurance, endowment, or annuity contract for an annuity contract on a tax-free basis.  In such instance, the “investment in the contract” in the old contract will generally carry over to the new contract.  You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
•	First, from any remaining “investment in the contract” made prior to August 14, 1982, and exchanged into the Contract;
•	Next, from any “income on the contract” attributable to the investment made prior to August 14, 1982;
•	Then, from any “income on the contract” attributable to investments made after August 13, 1982; and
•	Lastly, from any remaining “investment in the contract” made after August 13, 1982.

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange.  Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange.  If the partial exchange is retroactively negated, the amount exchanged from the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to a 10% additional tax.  We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange.  We strongly advise you to discuss any proposed 1035 exchange or distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments.  Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed, and the remainder is taxed as ordinary income.  The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start.  Once your investment in the Contract has been fully recovered, however, the full amount of each additional annuity payment is subject to tax as ordinary income.

Annuity contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio.  Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity Contract, provided that annuity payments are made for a period of ten years or more or for life.  Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits.  Subject to the Tax Code section 72(s), as applicable, amounts may be distributed from a Nonqualified Contract because of your death or the death of the annuitant.  Different distribution requirements apply if your death occurs:
•	On or after you begin receiving annuity payments under the Contract; or
•	Before you begin receiving such distributions.

If your death occurs on or after you begin receiving annuity payments, any remaining distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death.  For example, if you die on September 1, 2020, your entire balance must be distributed by August 31, 2025.  However, if distributions begin within one year of your death to a designated beneficiary, then payments may be made over one of the following timeframes:
•	Over the life of the designated beneficiary; or
•	Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new Contract Owner.  For this purpose, a “designated beneficiary” is an individual designated as a beneficiary by the Contract Owner.  If the Contract Owner is a non-natural person and the primary annuitant dies or is changed, the same rules apply as outlined above for the death of the Contract Owner.

Generally, amounts distributed from a Contract because of your death or the death of the Annuitant prior to the time annuity payments begin are includible in the income of the recipient as follows:
•	If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
•	If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

If the death occurs after annuity payments begin, a guaranteed period exists under the annuity option selected, and the Annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
•	If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
•
If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the contributions and the Account Value.  Certain charges are imposed with respect to these death benefits.  It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers, and Other Issues.  A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a Nonqualified Contract is treated as a distribution of such amount or portion.  If the entire contract value is pledged or collaterally assigned, additional increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place.  The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a Nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner’s spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the “cash surrender value” and the investment in the Contract at the time of the transfer.  In such case, the transferee’s investment in the Contract will be increased to reflect the amount that is included in the transferor’s income.  The exceptions for transfers to an owner’s spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an Annuitant or payee other than an Owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other transactions, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts.  Tax laws require that all Nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e).  In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Net Investment Income Tax.  A net investment income tax of 3.8% will apply to some types of investment income.  This tax will apply to all taxable distributions from Nonqualified contracts.  This tax only applies to taxpayers with “modified adjusted gross income” above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding.  We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld.  Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages.  In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments.  Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents.  Generally, an election out of federal withholding will also be considered an election out of state withholding.  In some states, you may elect out of state withholding, even if federal withholding applies.  If you need more information concerning a particular state or any required forms, please contact Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies.  We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial Owner of the Contract or the distribution.  The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

Taxation of Qualified Contracts

Temporary Rules under the CARES Act.  On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which includes temporary relief during 2020 from certain of the tax rules applicable to IRAs and qualified plans.  For example, the CARES Act modified the required minimum distribution rules for 2020 and provided more favorable tax treatment for certain qualified “coronavirus-related distributions” in 2020.  Some of this temporary relief may continue to impact federal income taxes for years after 2020.  You should consult with a tax and/or legal adviser to determine if any CARES Act relief you may have received affects your taxes for years after 2020.

Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:
•
Sections 401(a) and 401(k) Plans.  Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;

•
403(b) Plans.  Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the contributions made, within certain limits, to a Contract that will provide an annuity for the employee’s retirement; and

•
Individual Retirement Annuities (“IRA”) and Roth IRA.  Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (“IRA”). Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions.  Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS.  The IRS has not reviewed the Contract described in this Prospectus for qualification as an IRA or Roth IRA, as applicable, and has not addressed, in a ruling of general applicability, whether the Contract’s death benefit provisions comply with IRA or Roth IRA, as applicable, qualification requirements.

The Company may offer or may have offered the Contract for use with certain other types of plans.  Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for IRAs.  IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence.  Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan.  Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA.

Special Considerations for Roth IRAs.  Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute.  Roth IRA contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan.  Individuals may convert an IRA to a Roth IRA.  Such rollovers and conversions are subject to tax, and other special rules may apply.  A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

A 10% additional tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.  Sales of a Contract for use with a Roth IRA may be subject to special requirements of the IRS.

Limits on IRA and Roth IRA Rollovers.  You may roll over a distribution from an IRA to an IRA only once in any 12 month period.  You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution during the preceding one-year period.  This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs effectively treating them as one IRA for purposes of this limit.  Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs.  Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Taxation

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and the specific terms and conditions of the Qualified Contract and the terms and conditions of the qualified plan or program.  The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on income phase (i.e.  annuity) payments from a Qualified Contract, depends upon the type of Qualified Contract or program as well as your particular facts and circumstances.  Special favorable tax treatment may be available for certain types of contributions and distributions.  In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
•	Contributions in excess of specified limits;
•	Distributions before age 59½ (subject to certain exceptions);
•	Distributions that do not conform to specified commencement and minimum distribution rules; and
•	Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this Prospectus.  No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs.  Contract Owners, sponsoring employers, participants, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract.  The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract unless we consent in writing.

Contract Owners, sponsoring employers, participants, Annuitants and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.  Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.  The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral.  Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn.  However, in the case of a qualified plan (as described in this Prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself.  Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you.  You should discuss your alternatives with a qualified agent/registered representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code.  We provide general information on these requirements for certain plans and programs below.  You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.

401(a), 401(k), and 403(b) Plans.  The total annual contributions (including pre-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $66,000 (2023).  Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125, 132(f)(4), or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf.  An additional requirement limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $22,500 (2023).  Contribution limits are subject to annual adjustments for cost-of-living increases.  Your own limit may be higher or lower, depending upon certain conditions.

Contributions to your account(s) will generally be excluded from your gross income unless contributed to a designated Roth account in the plan.

Catch-up Contributions.  Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the participant’s taxable year may contribute an additional amount not to exceed the lesser of:
•	$7,500 (2023); or
•	The participant’s compensation for the year reduced by any other elective deferrals of the participant for the year.

Traditional and Roth IRAs.  You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year.  For 2022, the contribution to your traditional IRA generally cannot exceed the lesser of $6,500 or your taxable compensation.  If you are age 50 or older, you can make an additional catch-up contribution of $1,000.  Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income (“MAGI”), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year.  For 2022, the contribution to a Roth IRA cannot exceed the lesser of $6,500 or your taxable compensation.  If you are age 50 or older, you can make an additional catch up contribution of $1,000.  The amount you can contribute to a Roth IRA is generally reduced by the amount of any contributions you make to an individual retirement plan for your benefit.  Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status.  Contributions to a Roth IRA are not deductible.

Distributions − General

Certain tax rules apply to distributions from the Contract.  A distribution is any amount taken from a Contract including withdrawals, income phase (i.e. annuity) payments and death benefit proceeds.  If a portion of a distribution is taxable, the distribution will be reported to the IRS.

Section 401(a), 401(k), and 403(b) Plans.  Distributions from these plans are taxed as received unless one of the following is true:
•
The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;

•
You made after-tax contributions to the plan.  In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code;

•	The distribution is a qualified distribution from a designated Roth account; or.
•	The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
•
Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;

•	A required minimum distribution under Tax Code Section 401(a)(9);
•	A hardship withdrawal; or
•	Otherwise recognized under applicable regulations as not eligible for rollover.

Traditional IRAs.  All distributions from a traditional IRA are generally taxed as received unless either one of the following is true:
•	The distribution is directly transferred or rolled over within 60 days to another traditional IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
•	You made after-tax contributions to the traditional IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax.  The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a qualified Contract.

Exceptions to the 10% additional tax apply if:
•	You have attained age 59½;
•	You have become disabled, as defined in the Tax Code;
•	You have died and the distribution is to your beneficiary;
•	The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
•	The distribution is paid directly to the government in accordance with an IRS levy;
•	The distribution is a qualified reservist distribution as defined under the Tax Code;
•	The distribution is a qualified birth or adoption distribution;
•	The distribution is eligible for relief extended to victims of certain natural disasters; or
•	You have unreimbursed medical expenses that are deductible (without regard to whether you itemize deductions).

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
•
The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;

•	The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
•	The distributions are not more than your qualified higher education expenses; or
•	You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
•	You have separated from service with the plan sponsor at or after age 55;
•
You are a qualified public safety employee or a private sector firefighter taking a distribution from a governmental plan or from a qualified plan, a 403(b) plan, or a 403(b) contract and you separated from service after age 50;

•
You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or

•	The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (“QDRO”).

The Tax Code may provide other exceptions or impose other additional taxes in other circumstances.  You should consult your tax adviser regarding whether an exception applies in your circumstances.

Roth IRAs.  A qualified distribution from a Roth IRA is not includible in gross income.  A qualified distribution from a Roth IRA is a payment or distribution that meets the following two requirements:
•	It is made after the five-year period beginning with the first taxable year for which a contribution was made to any Roth IRA established for the benefit of the owner; and
•	It is:
	o	Made on or after the date on which the owner attains age 59 ½;
	o	Made to a beneficiary (or to the estate of the owner) on or after the death of the owner;
	o	Attributable to the owner being disabled (within the meaning of the Tax Code); or
	o	A qualified first-time homebuyer distribution (within the meaning of the Tax Code).

If a payment or a distribution from a Roth IRA is not a qualified distribution, the portion allocable to earnings is includible in gross income and may be subject to the additional 10% additional tax discussed above.

Special ordering rules apply for purposes of determining the taxable portion of a payment or distribution from a Roth account under a qualified plan.

Distributions − Eligibility

Distributions generally may occur only upon the occurrence of certain events.  The terms of your 401(a), 401(k), 403(a) or 403(b) plan will govern when you are eligible to take a distribution from the plan.  The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans.  Subject to the terms of your 401(a) pension plan, distributions generally may occur only upon:
•	Retirement;
•	Death;
•	Disability;
•	Severance from employment;
•	Attainment of normal retirement age;
•	Attainment of age 59 ½;
•	Termination of the plan; or
•	Meeting other circumstances as allowed by federal law, regulations, or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) Plans.  Subject to the term of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, generally may occur only upon:
•	Retirement;
•	Death;
•	Attainment of age 59½;
•	Severance from employment;
•	Disability;
•	Financial hardship;
•	Termination of the plan; or
•	Meeting other circumstances as allowed by federal law, regulations, or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans.  Subject to the terms of your 403(b) Contract, distribution of certain salary reduction contributions and earnings generally may occur only upon:
•	Retirement;
•	Death;
•	Attainment of age 59½;
•	Severance from employment;
•	Disability;
•	Financial hardship (contributions only);
•	Termination of the plan; or
•	Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer’s plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions that generally apply to 403(b)(7) accounts under the Tax Code.

Before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 401(k), 403(b), and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code.  These rules dictate the following:
•	The start date for distributions;
•	The time period in which all amounts in your Contract(s) must be distributed; and
•	Distribution amounts.

Start Date.  Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain the “applicable age” or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:
•
Under 401(a), 401(k), or 403(b) plans that are not governmental or church plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain the applicable age; or

•
Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986.  In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75.  However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Applicable Age.  The “applicable age” for purpose of starting required minimum distributions is:
If you were born…	Your “applicable age” is…
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960*	73*
After 1958*	75*
*If you were born in 1959, you should consult your tax adviser regarding your “applicable age,” because it is not clear under SECURE 2.0 whether your “applicable age” is age 73 or age 75.

Time Period.  You must receive distributions from the Contract over a period not extending beyond one of the following time periods:
•	Over your life or the joint lives of you and your designated beneficiary; or
•	Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts.  The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9).  Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of the last valuation date of the preceding year by the applicable denominator.  The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

If you choose to take some or all of your RMDs in the form of annuity payments rather than withdrawals, the payments may be made over your life, your life and the life of your designated beneficiary, for a certain period, or for life with or without a period certain.  If you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than 10 years, any distributions after your death that are scheduled to be made might need to be accelerated at the end of the maximum allowed period (or otherwise modified after your death if permitted under federal tax law and by the Company) in order to comply with the post-death distribution requirements (described below).

25% Excise Tax.  If you fail to receive the required minimum distribution for any tax year, a 25% excise tax is imposed on the required amount that was not distributed.  The excise tax is reduced to 10% if a taxpayer receives a distribution during the “correction window” of the amount of the missed RMD from the same plan to which the excise tax relates and satisfies certain other conditions.  In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs.  Required minimum distributions are not applicable to Roth IRAs during your lifetime.  Required minimum distributions during your lifetime are applicable to designated Roth accounts under 401(k) and 403(b) plans.  Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), 403(b), IRAs and Roth IRAs)

Upon your death under a qualified Contract, any remaining interest must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code.   The death benefit provisions of your qualified Contract shall be interpreted to comply with those requirements.   The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”), which was part of the larger Further Consolidated Appropriations Act, 2020.  The post-death distribution requirements under prior law continue to apply in certain circumstances.

Death before Your Required Beginning Date.  In general, if you die before your required beginning date, and you have a designated beneficiary, any remaining interest in your Contract must be distributed within 10 years after your death, unless the designated beneficiary is an “eligible designated beneficiary” (“EDB”). A designated beneficiary is any individual designated as a beneficiary by the IRA owner or an employee-annuitant.  An EDB is any designated beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than 10 years younger than you.  An EDB (other than a minor child) can generally stretch distributions over their life or life expectancy if payments begin within a year of your death and continuing over the EDB’s remaining life expectancy after the EDB’s death.  Special rules apply to EDBs who are minors and beneficiaries that are not individuals.

Death on or after Your Required Beginning Date.  In general, if you die on or after your required beginning date, and you have a designated beneficiary who is not an EDB, any remaining interest in your Contract must continue to be distributed over the longer of your remaining life expectancy and your beneficiary’s life expectancy (or more rapidly), but all amounts must be distributed within 10 years of your death.  If your beneficiary is an EDB (other than a minor child), distributions must continue over the longer of your remaining life expectancy and the EDB’s life expectancy (or more rapidly), but all amounts must be distributed within 10 years of the EDB’s death.  Special rules apply to EDBs who are minors, EDBs who are older than the Owner, and beneficiaries that are not individuals.

Spousal Continuation. If your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after their death by transferring the remaining interest tax-free to your surviving spouse’s own IRA, or by treating your IRA as your surviving spouse’s own IRA.

Certain transition rules may apply.   Please consult your tax adviser.

The minimum distribution requirements are complex and unclear in numerous respects.   The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law.   In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances.   You should consult a professional tax adviser for tax advice as to your particular situation.

Withholding

In general, the withholding rules described above for Nonqualified Contracts also apply to Qualified Contract.  In addition, special withholding rules apply to eligible rollover distributions from 401(a), 401(k), 403(a) and 403(b) plans.

401(a), 401(k), and 403(b) Plans.  Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding.  However, mandatory withholding will not be required if you elect a direct rollover of the distribution to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

Assignment and Other Transfers

401(a), 401(k), and 403(b) Plans.  Your beneficial interest in the Contract may not be assigned or transferred to persons other than:
•	A plan participant as a means to provide benefit payments;
•	An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
•	The Company as collateral for a loan, if available; or
•	The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs.  The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances.  Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce.  Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Earnings Enhancement Benefit (“EEB”).  In order to enhance the amount of the death benefit to be paid at the Owner’s death, you may have purchased an EEB rider for your Nonqualified Contract.

Although we regard this benefit as an investment protection feature which is part of the Contract and which should have no adverse tax effect, it is possible that the IRS could take a contrary position or assert that the EEB rider is not part of the Contract. In such a case, the charges for the EEB rider could be treated for federal income tax purposes as a partial withdrawal from the Contract. If this were so, such a deemed withdrawal could be taxable, and for Contract Owners under age 59 1/2, also subject to a 10% additional tax. Were the IRS to take this position, the Company would take all reasonable steps to attempt to avoid this result, which could include amending the Contract (with appropriate notice to you).

Enhanced Death Benefits.  The Contract offers a death benefit that may exceed the greater of contributions and the Account Value.  It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions.  Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.  Please consult your legal and/or tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

If allowed under the requirements of the Tax Code, the Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under a living benefit.  All contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law.  U.S. Treasury Department regulations provide that for federal tax purposes, the term “spouse” does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile.  As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract.  Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings, and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means.  It is also possible that any change could be retroactive (that is, effective before the date of the change).  You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code.  The separate account is not a separate entity from us.  Therefore, it is not taxed separately as a “regulated investment company” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts.  Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts.  In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the Separate Account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes.  However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account.  In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes.  We may deduct this amount from the separate account, including from your contract value invested in the Subaccounts.

OTHER INFORMATION

About Our General Account

No financial institution, brokerage firm or insurance agency has any liability with respect to a Contract’s Account Value or any guaranteed benefits with which the Contract was issued (such as optional death benefits or living benefits). The Company is solely responsible to the Contract Owner for the Contract’s Account Value and such guaranteed benefits. The general obligations and any guaranteed benefits under the Contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. An Owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular Contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and speak with your financial representative. For Accumulator® PlusSM Contracts, Credits allocated to your Account Value are funded from our general account.

The general account is subject to regulation and supervision by the Iowa State Insurance Division and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the Contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940.

The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Reports to Contract Owners

We confirm purchase, transfer, and withdrawal transactions in compliance with applicable regulatory requirements.  We may also send you a quarterly report within 31 days after the end of each calendar quarter.  The report will show the Account Value, Cash Value, and the death benefit as of the end of the calendar quarter.  The report will also show the allocation of your Account Value and reflects the amounts deducted from or added to the Account Value.  We request that you notify us within 30 days of any error in reports you receive from us.  We will notify you when any shareholder reports of the Funds in which Separate Account EQ invests are available.  We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances:
•	On any business day when the New York Stock Exchange (“NYSE”) is closed (except customary weekend and holiday closings);
•	When an emergency exists as determined by the SEC; or
•	During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the contributions would have bought had the age or gender not been misstated.

Contract Changes – Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations.  We will give you advance notice of such changes.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements.  We will process your request at the Account Value next determined only after you have met all administrative requirements.  Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.  You are responsible for keeping information about your Contract and appropriate identifying information confidential.  If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions.  We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine.  If a loss occurs when we rely on such instruction, you will bear the loss.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws.  Among other things, this program requires us, our agents, and customers to comply with certain procedures and standards that serve to assure that our customers’ identities are properly verified and that premiums and loan repayments, if applicable, are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of contributions or loan repayments (including but not limited to cash, traveler’s cheques, starter checks from a new account, credit card checks and certain third-party checks) or restrict the amount of certain forms of contributions or loan repayments (including but not limited to cashier’s checks, bank drafts, bank checks and treasurer’s checks totaling more than $10,000).  In addition, we may require information as to why a particular form of payment was used and the source of the Funds of such payment in order to determine whether or not we will accept it.  Use of an unacceptable form of payment may result in us returning the payment.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator.  We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract Owners, insureds, beneficiaries, and other payees of proceeds.  Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract Owners are urged to keep their own, as well as their beneficiaries’ and other payees’ information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers.  Such updates should be communicated to Customer Service in writing or by calling 1-800-366-0066.

State Variations

EFLIC Contracts issued in your state (and, consequently, a Contract issued in exchange for an EFLIC Contract issued in your state) may provide different features and benefits from, and impose different costs than, those described in this Prospectus.  Material variations are described in “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.”  Also see your Contract, including any endorsements and riders, for details.

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed.  In such circumstances, we may incur a loss or receive a gain depending upon the price of the Fund when the order was executed and the price of the Fund when the order is corrected.  Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect on Separate Account EQ, the Company’s ability to meet its obligations under the Contract, or Directed Services LLC’s (“DSL”) ability to perform its obligations with respect to the Contract.  Notwithstanding the foregoing:
•
Litigation.  The Company and/or DSL are or may be involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business.  Due to the climate in insurance and business litigation/arbitration, suits sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief.  Certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  In addition, the life insurance industry has experienced litigation alleging, for example, that insurance companies have breached the terms of their life insurance policies by increasing the insurance rates of the applicable policies inappropriately or by factoring into rate adjustments elements not disclosed under the terms of the applicable policies, and, consequently, unjustly enriched themselves.  This litigation is generally known as cost of insurance litigation.  While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a material adverse effect on either the Company's or DSL’s operations or financial position.

•
Regulatory Matters.  As with other financial services companies, the Company, and its affiliates, including DSL, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry.  It is the practice of the Company and DSL to cooperate fully in these matters.  Regulatory investigations, exams, inquiries, and audits could result in regulatory action against the Company and/or DSL or subject the Company and/or DSL to settlement payments, fines, penalties, and other financial consequences, as well as changes to the Company’s and/or DSL’s policies and procedures.

The outcome of a litigation/arbitration or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment.  It is not possible to predict the ultimate outcome for all pending litigation/arbitration and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s and/or DSL’s results of operations or cash flows in a particular quarterly or annual period.

State Regulation

We are regulated by the Insurance Division of the State of Iowa.  We are also subject to the insurance laws and regulations of all jurisdictions where we do business.  The Contract offered by this Prospectus has been approved where required by those jurisdictions.  We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Automatic Investment Program

Only for Nonqualified, Rollover IRA, Roth Conversion IRA, Flexible Premium IRA and Flexible Premium Roth IRA Contracts issued in Florida or Oregon. You may use our automatic investment program, or “AIP,” to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as an additional contribution into a Florida Nonqualified, Rollover IRA, Roth Conversion IRA, Flexible Premium IRA or Flexible Premium Roth IRA Contract on a monthly or quarterly basis. AIP is not available for any other type of Contract. Please see “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if the automatic investment program is available in your state.

For Nonqualified Contracts, Rollover IRA, and Roth Conversion IRA the minimum amounts we will deduct are $100 monthly and $300 quarterly. Under Flexible Premium IRA and Flexible Premium Roth IRA Contracts, the minimum amount is $50. Under the IRA Contracts, these amounts are subject to the tax maximums. AIP additional contributions may be allocated to any of the Subaccounts and the Guaranteed Interest Option, but not the Account for Special DCA (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts). You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month.

You may cancel AIP at any time by notifying us. We are not responsible for any debits made to your account before the time written notice of cancellation is received by us in Good Order.

Financial Statements

The financial statements of Separate Account No. EQ, as well as the financial statements and financial statement schedules of the Company, are included in the SAI. The financial statements and financial statement schedules of the Company have relevance to the Contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the Contracts. The SAI is available free of charge. You may request one by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.

Transfers of Ownership, Collateral Assignments, Loans, and Borrowing

You can transfer ownership of a Nonqualified Contract at any time before annuity payments begin. We will continue to treat you as the Owner until we receive written notification of any change.

We may refuse to process a change of ownership of a Nonqualified Contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new Owner provides new designations.

For Nonqualified Contracts only, if you elected the GMDB, GMIB, and/or the EEB (collectively, the “Benefit”), generally the Benefit will automatically terminate if you change ownership of the Contract or if you assign the Owner’s right to change the beneficiary or person to whom annuity payments will be made. However, the Benefit will not terminate if the ownership of the Contract is transferred from a non-natural Owner to an individual but the Contract will continue to be based on the Annuitant’s life. Please speak with your financial professional for further information.

See “APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” for any state variations with regard to terminating any benefits under your Contract.

You cannot assign or transfer ownership of an IRA, Qualified, or Rollover 403(b) Contract except by surrender to us. If your individual retirement annuity Contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA Contract to yourself.

Loans are not available (except for Rollover 403(b) Contracts, subject to plan or employer approval) and you cannot assign IRA and Qualified Contracts as security for a loan or other obligation. Loans are available under a Rollover 403(b) Contract only if permitted under the sponsoring employer’s plan.

For limited transfers of ownership after the Owner’s death see “Beneficiary Continuation Option (“BCO”)” in “DEATH BENEFITS.” You may direct the transfer of the values under your IRA, Qualified, or Rollover 403(b) Contract to another similar arrangement under Federal income tax rules. In the case of such a transfer that involves a surrender of your Contract, we will impose a Withdrawal Charge, if one applies.

How Divorce May Affect Your Guaranteed Benefits

Our optional benefits do not provide a Cash Value or any minimum Account Value. In the event that you and your spouse become divorced after you purchase a Contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Account Value to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the Contract. This means that your guaranteed benefit will be reduced and a Withdrawal Charge may apply.

Distribution of the Contracts

The EFLIC Contracts were initially distributed by both Equitable Advisors and Equitable Distributors. Each is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and is a member of the Finanical Industry Regulatory Authority, Inc. (“FINRA”). Upon novation of the EFLIC Contracts to the Contracts issued by the Company, our sister company, Directed Services LLC (“DSL”), whose principal address is 1475 Dunwoody Drive, Suite 200, West Chester, Pennsylvania 19380 became the principal underwriter/distributor of the Contracts.  DSL is also the principal underwriter/distributor for our other variable contracts issued by the Company.  DSL, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act, and is a member of FINRA.

Directed Services LLC does not retain any commissions or compensation paid to it by the Company for distribution of the Contracts.  As part of the exchange offer, Directed Services LLC entered into agreements with both Equitable Advisors and Equitable Distributors and other unaffiliated broker/dealers who sold the Contracts through their registered representatives and who are licensed to sell securities and variable insurance products (“selling firms”).  Selling firms are also registered with the SEC and are FINRA member firms.

Although the Contracts are no longer offered for new sales, Directed Services LLC pays selling firms compensation for the past promotion and sale of the Contracts.  Registered representatives of the selling firms who solicited sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative.  This compensation, as well as other incentives or payments, is not paid directly by Contract Owners or the Separate Account.  We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for past EFLIC Contract sales according to one or more schedules as initially agreed to with Equitable Advisors and Equitable Distributors.

Compensation to Equitable Advisors and Equitable Distributors. DSL pays compensation to Equitable Advisors and Equitable Distributors based on contributions made on the Contracts sold through those respective firms (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions to Equitable Advisors and 7.50% to Equitable Distributors. As applicable, they then may pay a portion of the contribution-based compensation received from the Company to the registered representative and/or the selling firm making the sale. In some instances, a registered representative or a selling firm may elect to receive reduced contribution-based compensation on a Contract in combination with ongoing annual compensation of up to 1.20% of the Account Value of the EFLIC Contract sold (“asset-based compensation”). Total compensation paid to a registered representative or a selling firm electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. When an EFLIC Contract was sold by a selling firm, the selling firm determined the amount and type of compensation paid to the selling firm’s registered representative for the sale of the EFLIC Contract. Therefore, you should contact your registered representative for information about the compensation he or she receives and any related incentives.

Equitable Advisors and Equitable Distributors may have had special compensation arrangements with certain selling firms based on those firms’ aggregate sales of the EFLIC Contracts or other criteria.  These special compensation arrangements were not offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors.  Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

Commissions and other compensation is paid from our resources, which include the fees and charges imposed under the Contract.

No additional compensation is paid on the sale or exercise of any of the Contract’s optional benefits as described in this Prospectus.

This is a general discussion of the types and levels of compensation paid by us for the past sale of the EFLIC Contracts.  It is important for you to know that the payment of volume or sales-based compensation to a selling firm or registered representative may have provided that registered representative a financial incentive to promote the EFLIC Contract over another.

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract.  More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at [https://docs.venerable.com/#/landing?prod=xxxxxxxxxxx&doctype=pros.] You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.  If you elected certain guaranteed benefits, you may only invest in the Funds listed in the designated table at the end of this Appendix.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge.  Expenses would be higher and performance would be lower if these other charges were included.  Each Fund’s past performance is not necessarily an indication of future performance

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to achieve capital appreciation.	1290 VT GAMCO Mergers & Acquisitions Investment Adviser: Equitable Investment Management Group, LLC Subadviser: GAMCO Asset Management, Inc.	Class IB Shares 1.29%[1]	-5.97%	1.32%	3.51%
Seeks to maximize capital appreciation.	1290 VT GAMCO Small Company Value Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: GAMCO Asset Management, Inc.	Class IB Shares 1.05%	-10.67%	4.98%	9.45%
Seeks to achieve long-term capital appreciation.	1290 VT SmartBeta Equity ESG Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AXA Investment Managers US Inc.	Class IB Shares 1.10%[1]	-14.52%	6.84%	—
Seeks to achieve long-term capital appreciation.	1290 VT Socially Responsible Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: BlackRock Investment Management, LLC	Class IB Shares 0.91%	-22.12%	8.68%	11.89%

1
This Fund is subject to a temporary expense reimbursements or fee waiver arrangements and the annual expenses shown reflect these temporary fee reduction arrangements. See the Fund’s prospectus for more information about the fee reduction arrangement.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/2000 Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P., BlackRock Investment Management, LLC	Class IB Shares 0.83%	-22.40%	2.94%	7.97%
The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/400 Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.85%	-15.50%	5.37%	9.54%
Seeks to achieve a balance of current income and capital appreciation, consistent with a prudent level of risk.	EQ/AB Short Duration Government Bond Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.77%[1]	-1.83%	0.48%	—
Seeks to achieve long-term growth of capital.	EQ/AB Small Cap Growth Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.91%	-28.42%	5.30%	9.53%
Seeks to achieve long-term capital appreciation.	EQ/Aggressive Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.15%	-18.31%	4.64%	7.76%
Seeks long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	EQ/Aggressive Growth Strategy Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.02%	-18.34%	4.48%	7.37%
Seeks long-term capital appreciation and current income.	EQ/Balanced Strategy Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 0.97%	-15.57%	2.65%	4.58%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to achieve capital appreciation, which may occasionally be short-term, with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/ClearBridge Select Equity Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: ClearBridge Investments, LLC	Class IB Shares 1.06%[1]	-27.06%	8.32%	10.31%
Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	EQ/Common Stock Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.68%	-19.47%	8.13%	11.43%
Seeks to achieve a high level of current income.	EQ/Conservative Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.00%[1]	-12.62%	0.71%	1.79%
Seeks to achieve current income and growth of capital, with a greater emphasis on current income.	EQ/Conservative-Plus Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.08%	-14.52%	1.87%	3.52%
Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg U.S. Intermediate Government/Credit Bond Index (“Intermediate Government Credit Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Credit Index.	EQ/Core Bond Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: SSGA Funds Management, Inc.	Class IB Shares 0.65%[1]	-8.76%	0.20%	0.50%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500® Composite Stock Index (“S&P 500 Index”), including reinvestment of dividends, at a risk level consistent with that of the S&P 500 Index.	EQ/Equity 500 Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.54%[1]	-18.55%	8.81%	11.89%
Seeks to achieve long-term total return with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Franklin Small Cap Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	Class IB Shares 1.05%[1]	-17.06%	4.03%	8.30%
Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Global Equity Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, Invesco Advisers, Inc., Morgan Stanley Investment Management Inc.	Class IB Shares 1.10%[1]	-20.96%	2.87%	6.20%
Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg U.S. Intermediate Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.	EQ/Intermediate Government Bond Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: SSGA Funds Management, Inc.	Class IB Shares 0.65%[1]	-7.62%	-0.21%	0.00%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/International Core Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, EARNEST Partners, LLC, Federated Global Investment Management Corp., Massachusetts Financial Services Company d/b/a MFS Investment Management	Class IB Shares 1.08%	-14.12%	1.33%	3.60%
Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro-STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	EQ/International Equity Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.75%[1]	-11.92%	1.00%	3.90%
Seeks to provide current income and long-term growth of income, accompanied by growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/International Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, Harris Associates L.P.	Class IB Shares 1.07%	-13.63%	0.33%	3.09%
Seeks to achieve capital growth.	EQ/Janus Enterprise Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: Janus Henderson Investors US LLC	Class IB Shares 1.05%	-16.57%	9.19%	9.46%
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Large Cap Core Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, Capital International, Inc., GQG Partners LLC, Vaughan Nelson Investment Management	Class IB Shares 0.88%	-18.42%	8.00%	11.24%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with the Russell 1000® Growth Index.	EQ/Large Cap Growth Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.72%	-29.53%	10.17%	13.27%
Seeks to provide long-term capital growth with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Large Cap Growth Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, HS Management Partners, LLC, Loomis, Sayles & Company, L.P., Polen Capital Management, LLC, T. Rowe Price Associates, Inc.	Class IB Shares 0.87%	-30.57%	8.14%	12.18%
Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	EQ/Large Cap Value Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.74%	-8.16%	5.95%	9.55%
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Large Cap Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., Aristotle Capital Management, LLC, Massachusetts Financial Services Company d/b/a MFS Investment Management	Class IB Shares 0.86%	-11.59%	5.67%	9.46%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s MidCap 400® Index (“S&P MidCap 400 Index”), including reinvestment of dividends, at a risk level consistent with that of the S&P MidCap 400 Index.	EQ/Mid Cap Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.66%[1]	-13.60%	5.99%	10.02%
Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	EQ/Mid Cap Value Managed Volatility Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: BlackRock Investment Management, LLC, Diamond Hill Capital Management, Inc., Wellington Management Company LLP	Class IB Shares 0.95%	-14.58%	4.62%	8.96%
Seeks to achieve long-term capital appreciation and current income.	EQ/Moderate Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.08%	-15.48%	2.33%	4.25%
Seeks to achieve long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	EQ/Moderate-Plus Allocation Portfolio Investment Adviser: Equitable Investment Management Group, LLC	Class IB Shares 1.12%	-17.08%	3.58%	6.07%
Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	EQ/Money Market Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: BNY Mellon Investment Adviser, Inc.	Class IB Shares 0.69%	1.11%	0.85%	0.46%
Seeks to achieve high current income consistent with moderate risk to capital.	EQ/Quality Bond PLUS Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., Pacific Investment Management Company LLC	Class IB Shares 0.80%	-10.23%	-0.30%	0.17%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUB-ADVISER(S)	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2022)
			1 year	5 year	10 year
Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	EQ/Small Company Index Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadviser: AllianceBernstein L.P.	Class IB Shares 0.63%	-19.80%	4.18%	8.77%
Seeks to achieve long-term growth of capital.	Multimanager Technology Portfolio Investment Adviser: Equitable Investment Management Group, LLC Subadvisers: AllianceBernstein L.P., Wellington Management Company LLP	Class IB Shares 1.25%[1]	-37.29%	10.37%	15.05%

GMIB WITHOUT THE GREATER OF 6.5% (OR 6%) ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT available Investment Options:
EQ/Aggressive Allocation Portfolio	EQ/Moderate Allocation Portfolio
EQ/Conservative Allocation Portfolio	EQ/Moderate-Plus Allocation Portfolio
EQ/Conservative-Plus Allocation Portfolio	EQ/AB Short Duration Government Bond Portfolio
EQ/Aggressive Growth Strategy Portfolio	EQ/Equity 500 Index Portfolio

APPENDIX B – ENHANCED DEATH BENEFIT EXAMPLES [HYPOTHETICAL VALUES TO BE PROVDED IN THE PRE-EFFECTIVE AMENDMENT]

The death benefit under the Contract is equal to the Account Value or, if greater, the enhanced death benefit, if elected.

Example #1

The following illustrates the enhanced death benefit calculation for Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM Contracts. The enhanced death benefit calculation for Accumulator® PlusSM Contracts is illustrated on the next page. Assuming $100,000 is allocated to the Subaccounts (with no allocation to the EQ/Money Market  or the Guaranteed Interest Option), no additional contributions, no transfers, no withdrawals and no loans under a Rollover 403(b) Contract, the enhanced death benefit for an Owner age 45 would be calculated as follows:
End of Contract Year	Account Value	6.5% Roll-up to Age 85 benefit base	6% Roll-up to Age 85 Benefit Base	Annual Ratchet to Age 85 Benefit Base
1
2
3
4
5
6
7

The Account Values for Contract Years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.

Annual Ratchet to Age 85 Death Benefit.
(1)	At the end of Contract Years 1 through 3, the Annual Ratchet to Age 85 enhanced death benefit is equal to the current Account Value.
(2)
At the end of Contract Years 4 through 7, the death benefit is equal to the Annual Ratchet to Age 85 enhanced death benefit at the end of the prior year because it is higher than the current Account Value.

Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit.  The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85.
(3)	At the end of Contract Years 2 through 4, the enhanced death benefit will be based on the Annual Ratchet to Age 85.
(4)	At the end of Contract Years 1 and 5 through 7, the enhanced death benefit will be based on the 6.5% Roll-up to Age 85.

Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit.  The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6% Roll-up to Age 85 or the Annual Ratchet to Age 85.
(5)	At the end of Contract Years 2 through 4, the enhanced death benefit will be based on the Annual Ratchet to Age 85.
(6)	At the end of Contract Years 1 and 5 through 7, the enhanced death benefit will be based on the 6% Roll-up to Age 85.

Example #2

The following illustrates the enhanced death benefit calculation for Accumulator® PlusSM Contracts. Assuming $100,000 is allocated to the Subaccounts (with no allocation to the EQ/ Money Market or the Guaranteed Interest Option) , no additional contributions, no transfers, no withdrawals and no loans under a Rollover 403(b) Contract, the enhanced death benefit for an Owner age 45 would be calculated as follows:

End of Contract Year	Account Value	6.5% Roll-up to Age 85 benefit base	6% Roll-up to Age 85 Benefit Base	Annual Ratchet to Age 85 Benefit Base
1
2
3
4
5
6
7

The Account Values for Contract Years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%. We are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.

Annual Ratchet to Age 85 Death Benefit.
(1)	At the end of Contract Years 1 through 3, the Annual Ratchet to Age 85 enhanced death benefit is equal to the current Account Value.
(2)
At the end of Contract Years 4 through 7, the death benefit is equal to the Annual Ratchet to Age 85 enhanced death benefit at the end of the prior year because it is higher than the current Account Value.

Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit.  The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85.
(3)	At the end of Contract Years 1 through 4, the enhanced death benefit will be based on the Annual Ratchet to Age 85.
(4)	At the end of Contract Years 5 through 7, the enhanced death benefit will be based on the 6.5% Roll-up to Age 85.

Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85 Death Benefit.  The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6% Roll-up to Age 85 or the Annual Ratchet to Age 85.
(5)	At the end of Contract Years 1 through 5, the enhanced death benefit will be based on the Annual Ratchet to Age 85.
(6)	At the end of Contract Years 6 and 7, the enhanced death benefit will be based on the 6% Roll-up to Age 85.

APPENDIX C – HYPOTHETICAL ILLUSTRATIONS [HYPOTHETICAL VALUES, RATES OF RETURN AND EXPENSE FIGURES TO BE PROVIDED IN THE PRE-EFFECTIVE AMENDMENT]

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in Account Value, Cash Value and the values of the Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85” enhanced death benefit, the EEB and the GMIB under certain hypothetical circumstances for Accumulator®, Accumulator® PlusSM, Accumulator® EliteSM and Accumulator® SelectSM Contracts, respectively. The table illustrates the operation of a Contract based on a male, issue age 60, who makes a single $100,000 contribution to Subaccounts that roll-up at 6% only and takes no withdrawals. The amounts shown are for the beginning of each Contract Year and assume that all of the Account Value is invested in Funds that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Fund assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying Funds (as described below), other expenses of all of the underlying Funds (as described below), the corresponding net annual rates of return would be (2.23)%, 3.77% for Accumulator® Contracts; (2.48)% and 3.52% for Accumulator® PlusSM Contracts; (2.58)% and 3.42% for Accumulator® EliteSM Contracts; and (2.63)% and 3.37% for Accumulator® SelectSM Contracts at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the Fund and Separate Account level charges but they do not reflect the charges we deduct from your Account Value annually for the enhanced death benefit, the EEB and the GMIB features, as well as the Annual Administrative Charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following Contract charges: the Greater of 6% Roll-up to Age 85 or Annual Ratchet to Age 85” enhanced death benefit charge, the EEB charge, the GMIB charge and any applicable administrative charge and Withdrawal Charge. The values shown under “Lifetime Annual GMIB” reflect the lifetime income that would be guaranteed if the GMIB is selected at that Contract Date Anniversary. An “N/A” in these columns indicates that the benefit is not exercisable in that year. A “0” under any of the death benefit and/or “Lifetime Annual GMIB columns indicates that the Contract has terminated due to insufficient Account Value. However, the GMIB has been automatically exercised and the Owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying Funds, the amounts shown in all tables reflect:
•	Investment management fees equivalent to an effective annual rate of 0.42%;
•	An assumed average asset charge for all other expenses of the underlying Funds equivalent to an effective annual rate of 0.25%; and
•	12b-1 fees equivalent to an effective annual rate of 0.25%.

These rates are the arithmetic average for all Funds that are available as investment options. In other words, they are based on the hypothetical assumption that Account Values are allocated equally among the Subaccounts. The actual rates associated with any Contract will vary depending upon the actual allocation of Account Value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to the underlying Funds. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your Contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the Annuitant.

Accumulator® Variable Deferred Annuity

Assume:
•	Male, issue age 60;
•	$100,000 single contribution and no withdrawals; and
•	Elected Benefits:
	o	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB ;
	o	EEB; and
	o	GMIB with 6.5% Roll-up.

Age	Contract Year	Account Value		Cash Value		Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to age 85 GMDB		Total Death Benefit with the EEB		Lifetime Annual GMIB
										Guaranteed Income		Hypothetical Income

		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0
61	1
62	2
63	3
64	4
65	5
66	6
67	7
68	8
69	9
70	10
75	15
80	20
85	25
90	30
95	35

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Accumulator® Plussm Variable Deferred Annuity

Assume:
•	Male, issue age 60;
•	$100,000 single contribution and no withdrawals; and
•	Elected Benefits:
	o	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;
	o	EEB; and
	o	GMIB with 6.5% Roll-up.

Age	Contract Year	Account Value		Cash Value		Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 GMDB		Total Death Benefit with the EEB		Lifetime Annual GMIB
										Guaranteed Income		Hypothetical Income

		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0
61	1
62	2
63	3
64	4
65	5
66	6
67	7
68	8
69	9
70	10
75	15
80	20
85	25
90	30
95	35

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Accumulator® Elitesm  Variable Deferred Annuity

Assume:
•	Male, issue age 60;
•	$100,000 single contribution and no withdrawals; and
•	Elected Benefits:
	o	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;
	o	EEB; and
	o	GMIB with 6.5% Roll-up.
Age	Contract Year	Account Value		Cash Value		Greater of 6.5% Roll up to Age 85 or the Annual Ratchet to Age 85 GMDB		Total Death Benefit with the EEB		Lifetime Annual GMIB
										Guaranteed Income		Hypothetical Income

		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0
61	1
62	2
63	3
64	4
65	5
66	6
67	7
68	8
69	9
70	10
75	15
80	20
85	25
90	30
95	35

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Accumulator® Selectsm  Variable Deferred Annuity

Assume:
•	Male, issue age 60;
•	$100,000 single contribution and no withdrawals; and
•	Elected Benefits:
	o	Greater of 6.5% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB;
	o	EEB; and
	o	GMIB with 6.5% Roll-up.
Age	Contract Year	Account Value		Cash Value		Greater of 6.5% Roll-up to Age 85 or the Annual Ratchet to Age 85 GMDB		Total Death Benefit with the EEB		Lifetime Annual GMIB
										Guaranteed Income		Hypothetical Income

		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0
61	1
62	2
63	3
64	4
65	5
66	6
67	7
68	8
69	9
70	10
75	15
80	20
85	25
90	30
95	35

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Account Value, Cash Value and guaranteed benefits for a Contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual Contract Years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

APPENDIX D – EARNINGS ENHANCEMENT BENEFIT EXAMPLE

The following illustrates the calculation of a death benefit that includes the EEB for an Owner age 45. The example assumes a contribution of $100,000 and no additional contributions. Where noted, a single withdrawal in the amount shown is also assumed.

The calculation is as follows:
		No withdrawal	$3,000 withdrawal	$6,000 withdrawal
A	Initial contribution	100,000	100,000	100,000
B	Death benefit: prior to withdrawal.(1)	104,000	104,000	104,000
C	EEB earnings: Death benefit less net contributions (prior to the withdrawal in D).	4,000	4,000	4,000
	B minus A.
D	Withdrawal	0	3,000	6,000
E	Excess of the withdrawal over the EEB earnings	0	0	2,000
	greater of D minus C or zero
F	Net contributions (adjusted for the withdrawal in D)	100,000	100,000	98,000
	A minus E
G	Death benefit (adjusted for the withdrawal in D)	104,000	101,000	98,000
	B minus D
H	Death benefit less net contributions	4,000	1,000	0
	G minus F
I	EEB factor	40%	40%	40%
J	EEB	1,600	400	0
	H times I
K	Death benefit: including the EEB	105,600	101,400	98,000
	G plus J

(1)	The death benefit is the greater of the Account Value or any applicable enhanced death benefit.

APPENDIX E – STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS

Certain information is provided for historical purpose only. The Contracts are no longer available to new purchasers. In addition, except as described below, we no longer accept contributions to the Contracts, including contributions made through our automatic investment program. Contributions received by us will be returned to you. This change has no effect on amounts that are already invested in your Contract or on your guaranteed benefits.

We currently continue to accept additional contributions to:
•	Qualified defined contribution retirement plan (“Qualified 401(a) and 401(k)”) Contracts, and
•	All Contracts issued in the states of Florida or Oregon, except Tax Sheltered Annuity (“403(b)”) Contracts.

Consequently, information in this Appendix regarding additional contributions is for the benefit of Contract Owners currently eligible to continue making contributions to the Contracts.

The following information is a summary of the states where the Contracts or certain features and/or benefits in the Contracts are either not available or vary from the respective Contract’s features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your Contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state. See also “APPENDIX F - CONTRACT VARIATIONS” for information about the availability of certain features under your Contract. Generally, information about features and/or benefits that no longer apply has been omitted.

States where certain Contract features and/or benefits are not available or vary:
State	Features and benefits	Availability or variation
Florida	See “Credits” in “THE ANNUITY CONTRACT” (For Accumulator® PlusSM Contracts only)
You may annuitize your contract after thirteen months, however, if you elect to receive annuity payments within five years of the Contract Date, we will recover the credit that applies to any contribution made in that five years. If you start receiving annuity payments after five years from the Contract Date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

See ‘‘Withdrawal Charge’’ in ‘‘Charges and Fees’’
If you are age 65 and older at the time your contract is issued, the applicable Withdrawal Charge will not exceed 10% of the amount withdrawn. In addition, no charge will apply after the end of the 10th Contract Year or 10 years after a contribution is made, whichever is later.

State	Features and benefits	Availability or variation
Illinois	See “Credits” in “THE ANNUITY CONTRACT” (For Accumulator® PlusSM Contracts only)
You may annuitize your contract after twelve months, however, if you elect to receive annuity payments within five years of the Contract Date, we will recover the credit that applies to any contribution made in the first five years. If you start receiving annuity payments after five years from the Contract Date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “Loans under Rollover 403(b) Contracts” in “OTHER BENEFITS”	Your loan interest rate will not exceed 8% (or any lower maximum rate that may become required by Illinois or federal law).
	See ‘‘Selecting an Annuity Payout Option’’ in ‘‘ANNUITY OPTIONS’’	You can choose the date annuity payments begin but it may not be earlier than twelve months from the Accumulator® Series Contract Date.
Massachusetts	See ‘‘Annual Administrative Charge’’ in ‘‘CHARGES AND FEES”	The annual administrative charge will not be deducted from amounts allocated to the Guaranteed Interest Option.
	See ‘‘Disability, Terminal Illness or Confinement to a Nursing Home’’ under ‘‘Withdrawal charge’’ in ‘‘CHARGES AND FEES’’ (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only	This section does not apply.
Mississippi (Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)	Automatic Investment Program	Not Available
	See ‘‘Additional Contributions’’ in “THE ANNUITY CONTRACT” and “Appendix G - Rules Regarding Contributions to Your Contract”	Additional contributions, if we are accepting additional contributions, can only be made within the first Contract Year. The 150% limit does not apply.

State	Features and benefits	Availability or variation
New Jersey
(Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts sold in New Jersey from May 29, 2007 to September 10, 2007; and Accumulator® SelectSM Contracts sold in New Jersey from August 6, 2007 to September 10, 2007)
	See ‘‘GMIB Charge’’ in ‘‘CHARGES AND FEES’’	The charge for the Greater of 6% Roll-Up to age 85 or Annual Ratchet to Age 85 is 0.60% The charge for the Greater of 3% Roll-Up to age 85 or Annual Ratchet to Age 85 is 0.60%
	See ‘‘GMDB Charge’’ and ‘‘GMIB Charge’’ in ‘‘CHARGES AND FEES’’	We do not reserve the right to increase your charge if you reset your Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit and GMIB Roll-Up benefit base .
	See ‘‘Roll-Up Benefit Reset’’ in “BENEFITS AVAILABLE UNDER THE CONTRACT”
All references to resetting your Roll-Up benefit base on each Contract Date Anniversary are deleted in their entirety here and throughout the Prospectus. Instead, if you elected the GMIB alone or together with the Greater of 6% Roll-Up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit, you will be eligible to reset the Roll-Up benefit base for these guaranteed benefits to equal the Account Value as of the 5th or later Contract Date Anniversary. Each time you reset the Roll-Up benefit base, your Roll-Up benefit base will not be eligible for another reset for five years.

The GMIB with 6.5% Roll-Up benefit base is not available in combination with the Greater of 6% Roll-Up to Age 85 or the Annual Ratchet to Age 85 enhanced death benefit.

	See ‘‘GMIB’’ in “BENEFITS AVAILABLE UNDER THE CONTRACT”	The table showing the maximum periods certain available under the life with a period certain payout option is deleted in its entirety and replaced with the following:
		Level Payments
		Owner’s	Period certain years
		age at exercise	IRAs	NQ
		75 and younger	10	10
		76	9	10
		77	8	10
		78	7	10
		79	7	10
		80	7	10
		81	7	9
		82	7	8
		83	7	7
		84	6	6
		85	5	5
	See ‘‘GMIB Charge’’ in ‘‘CHARGES AND FEES’’
The charge is equal to 0.60% of the Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base. We do not reserve the right to increase your charge if you reset your Greater of 6% Roll-up to Age 85 or the Annual Ratchet to Age 85 benefit base.

	See ‘‘GMIB Charge’’ in ‘‘CHARGES AND FEES’’	We do not reserve the right to increase your charge if you reset your GMIB Roll-up benefit base.

State	Features and benefits	Availability or variation
Pennsylvania	Contributions	Your Contract refers to contributions as premiums.
	Special Dollar Cost Averaging program (for Accumulator® and Accumulator® EliteSM Contracts only)	In Pennsylvania, we refer to this program as ‘‘enhanced rate dollar cost averaging.’’
See ‘‘Disability, Terminal Illness, or Confinement to a Nursing Home’’ under ‘‘Withdrawal charge’’ in ‘‘CHARGES AND FEES” (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM contracts only)

We do not waive the Withdrawal Charge due to confinement to a nursing home.
Required disclosure for Pennsylvania customers
Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Texas	See ‘‘Annual Administrative Charge’’ in ‘‘CHARGES AND FEES”	The Annual Administrative Charge will not be deducted from amounts allocated to the Guaranteed Interest Option.
Washington	Guaranteed Interest Option	Not Available
	Fixed-Dollar DCA and Interest Sweep DCA	Not Available
	Special Dollar Cost Averaging program (for Accumulator® and Accumulator® EliteSM Contracts only)	Subsequent contributions cannot be used to elect new programs. You may make subsequent contributions to the initial programs while they are still running.
	Greater of 6.5% (or 6%) Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB	You were able to elect a 4% Roll-up or 3% Roll-up only.
	See ‘‘GMDB Charge’’ in ‘‘CHARGES AND FEES”	The charge for the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB is 0.65% and cannot be increased.
	See ‘‘Additional Contributions’’ in “THE ANNUITY CONTRACT”	We limit aggregate contributions made after the first Contract Year to 150% of first-year contributions.
See ‘‘GMDB and GMDB benefit base’’ in “BENEFITS AVAILABLE UNDER THE CONTRACT
If you elect the GMIB with the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, the Higher Roll-up Rate Options will roll up at an annual rate of 6.5% or 6% (as applicable) for the GMIB benefit base and 4% for the 4% Roll-Up to Age 85 benefit base.

If you elect the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB without the GMIB, the Higher Roll-up Rate Options will roll up at an annual rate of 4% for the 4% Roll-Up to Age 85 benefit base.

State	Features and benefits	Availability or variation
Washington (continued)	See ‘‘Roll-Up Benefit Reset’’ in “BENEFITS AVAILABLE UNDER THE CONTRACT”	Your Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB benefit base will reset only if your Account Value is greater than your GMIB Roll-Up benefit base.
See ‘‘How withdrawals affect your GMIB and GMDB’ in ‘‘WITHDRAWALS’’
With respect to the GMIB, withdrawals (including any applicable Withdrawal Charges) will reduce the applicable Roll-Up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year does not exceed the applicable Roll-up rate percentage of the Roll-Up benefit base on the Contract Date or the most recent Contract Date Anniversary, if later.

With respect to the GMIB and the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, if elected in combination, withdrawals (including any applicable Withdrawal Charges) will reduce each of the benefits’ Roll-Up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year does not exceed the applicable Roll-up rate percentage of the GMIB’s Roll-Up benefit base on the Contract Date or the most recent Contract Date Anniversary, if later.

With respect to the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, if elected without the GMIB, withdrawals (including any applicable Withdrawal Charges) will reduce the 4% Roll-Up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year is 6% or less of the 4% Roll-Up to Age 85 benefit base on the Contract Date or the most recent Contract Date Anniversary, if later.

With respect to the Greater of 3% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB, withdrawals (including any applicable Withdrawal Charges) will reduce the 3% Roll-Up to Age 85 benefit base on a dollar-for-dollar basis, as long as the sum of the withdrawals in a Contract Year is 3% or less of the 3% Roll-Up to Age 85 benefit base on the Contract Date or the most recent Contract Date Anniversary, if later.

See ‘‘Annual Administrative Charge’’ in ‘‘CHARGES AND FEES”
The Annual Administrative Charge will be deducted from the Account Value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct any additional amount required to cover the full amount of the charge from the Account for Special Dollar Cost Averaging (for Accumulator® and Accumulator® EliteSM Contracts) or the Account for Special Money Market DCA (for Accumulator® PlusSM and Accumulator® SelectSM Contracts). If the Contract is surrendered or annuitized or a death benefit is paid on a date other than a Contract Date Anniversary, we will deduct a pro rata portion of that charge for the year.

State	Features and benefits	Availability or variation
Washington (continued)	See ‘‘10% free withdrawal amount’’ under ‘‘Withdrawal Charge’’ in ‘‘CHARGES AND FEES” (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)	The 10% free withdrawal amount applies to full surrenders.
See ‘‘Certain Withdrawals’’ under ‘‘Withdrawal Charge’’ in ‘‘CHARGES AND FEES’’ (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)
If you elect the Greater of 4% Roll-up to Age 85 or Annual Ratchet to Age 85 GMDB without a GMIB, the Withdrawal Charge will be waived for any withdrawal that, together with any prior withdrawals made during the Contract Year, does not exceed 6% of the beginning of Contract Year 4% Roll-Up to Age 85 benefit base, even if such withdrawals exceed the free withdrawal amount.

See ‘‘Disability, Terminal Illness, or Confinement to a Nursing Home’’ in ‘‘CHARGES AND FEES’’ (For Accumulator®, Accumulator® PlusSM and Accumulator® EliteSM Contracts only)
The owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or a statement from an independent U.S. licensed physician stating that the owner (or older joint owner, if applicable) meets the definition of total disability for at least 6 continuous months prior to the notice of claim. Such disability must be recertified every 12 months.

APPENDIX F – CONTRACT VARIATIONS

The Contracts described in this Prospectus are no longer sold. You should note that your Contract’s options, features and charges may vary from what is described in this Prospectus depending on the approximate date on which you purchased your Contract. You may not change your Contract or its features after issue.

In addition, options and/or features may vary among states in light of applicable regulations or state approvals. Any such state variations are included in “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.” For more information about state variations applicable to you, as well as particular features, charges and options available under your Contract based upon when you purchased it, please contact your financial professional and/or refer to your Contract.

APPENDIX G – RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

With limited exceptions, we no longer accept contributions to the Contracts. We currently continue to accept contributions to:
•	Qualified defined contribution retirement plan (“Qualified 401(a) and 401(k)”) Contracts, and
•	All Contracts issued in the state of Florida, except Tax Sheltered Annuity (“403(b)”) Contracts.

Information regarding contributions in this section is for the benefit of Contract Owners currently eligible to continue making contributions to the Contracts.

Contract Type - Nonqualified
Issue Ages	•	0-85 (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	0-80 (Accumulator® PlusSM)
Minimum Additional Contribution Amount	•	$500
	•	$100 monthly and $300 quarterly under our automatic investment program (additional)
Source of Contributions	•	After-tax money.
	•	Paid to us by check or transfer of Contract value in a tax-deferred exchange under Section 1035 of the Tax Code.
Limitations on Contributions(1)	•	No additional contributions may be made after attainment of age 86, or if later, the first Contract Date Anniversary. (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	No additional contributions may be made after attainment of age 81 or, if later, the first Contract Date Anniversary. (Accumulator® PlusSM)

Contract Type - Rollover IRA
Issue Ages	•	20-85 (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	20-80 (Accumulator® PlusSM)
Minimum Additional Contribution Amount	•	$50
	•	$100 monthly and $300 quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
	•	Rollovers from another traditional individual retirement arrangement.
	•	Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
	•	Regular IRA contributions.
	•	Additional catch-up contributions.
Limitations on Contributions(1)	•	No additional contributions may be made after attainment of age 86, or, if later, the first Contract Date Anniversary. (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	No additional contributions after attainment of age 81 or, if later, the first Contract Date Anniversary. (Accumulator® Plus SM)
	•	Contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.
	•	Although we accept regular IRA contributions (limited to $6,000) under Rollover IRA Contracts, we intend that the Contract be used primarily for rollover and direct transfer contributions.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type - Roth Conversion IRA
Issue Ages	•	20-85 (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
	•	20-80 (Accumulator® PlusSM)
Minimum Additional Contribution Amount	•	$50
	•	$100 monthly and $300 quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Rollovers from another Roth IRA.
	•	Rollovers from a “designated Roth contribution account” under specified retirement plans.
	•	Conversion rollovers from a traditional IRA or other eligible retirement plan.
	•	Direct transfers from another Roth IRA.
	•	Regular Roth IRA contributions.
	•	Additional catch-up contributions.
Limitations on Contributions(1)	•	No additional rollover or direct contributions after attainment of age 81, or, if later, the first Contract Date Anniversary. (Accumulator® and Accumulator® PlusSM)
	•	No additional rollover or direct transfer contributions after attainment of age 86 or, If later, the first Contract Date Anniversary (Accumulator® EliteSM and Accumulator® SelectSM).
•
Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

	•	Although we accept Roth IRA contributions (limited to $6,000) under Roth IRA Contracts, we intend that the Contract be used primarily for rollover and direct transfer contributions.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type - Inherited IRA Beneficiary Continuation Contract (traditional IRA or Roth IRA)
Issue Ages	•	0-70 (Accumulator®, Accumulator® EliteSM and Accumulator® SelectSM)
Minimum Additional Contribution Amount	•	$1,000

Source of Contributions	•	Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased Owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
•
Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA Contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on Contributions(1)	•	Any additional contributions must be from the same type of IRA of the same deceased Owner.
No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.
No additional contributions after the first Contract Year.

Contract Type – Qualified 401(a) and 401(k)
Issue Ages	•	20-75 (Accumulator® and Accumulator® EliteSM)
	•	20-70 (Accumulator® PlusSM)
Minimum Additional Contribution Amount	•	$500

Source of Contributions	•	Only transfer contributions from other investments within an existing qualified plan trust.
	•	The plan must be qualified under Section 401(a) of the Tax Code.
	•	For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
Limitations on Contributions(1)	•	A separate Qualified Contract must be established for each plan participant.
	•	We do not accept regular on-going payroll contributions or contributions directly from the employer.
	•	Only one additional transfer contribution may be made during a Contract Year.
	•	No additional transfer contributions after the Annuitant’s attainment of age 76 (age 71 under Accumulator® PlusSM Contracts) or if later, the first Contract Date Anniversary.
	•	Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.
•

Contract Type - Flexible Premium IRA
Issue Ages	•	20-70 (Accumulator®)
Minimum Additional Contribution Amount	•	$50
	•	$50 monthly or quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Regular traditional IRA contributions.
	•	Additional catch-up contributions.
	•	Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.
	•	Rollovers from another traditional individual retirement arrangement.
	•	Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
Limitations on Contributions(1)	•	Regular contributions may not exceed $6,000.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.
	•	Although we accept rollover and direct transfer contributions under the Flexible Premium IRA Contract, we intend that the Contract be used for ongoing regular contributions.
	•	No additional contributions may be made up to attainment of age 86.
	•	Additional contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.

Contract Type - Flexible Premium Roth IRA
Issue Ages	•	20-85 (Accumulator®)
Minimum Additional Contribution Amount	•	$50
	•	$50 monthly or quarterly under our automatic investment program (additional) (subject to tax maximums)
Source of Contributions	•	Regular Roth IRA contributions.
	•	Additional catch-up contributions.
	•	Rollovers from another Roth IRA.
	•	Rollovers from a ‘‘designated Roth contribution account’’ under specified retirement plans.
	•	Conversion rollovers from a traditional IRA or other eligible retirement plan.
	•	Direct transfers from another Roth IRA.
Limitations on Contributions(1)	•	No additional contributions may be made after attainment of age 86, or, if later, the first Contract Date Anniversary.
	•	Contributions are subject to income limits and other tax rules.
	•	Regular Roth IRA contributions may not exceed $6,000.
	•	Additional catch-up contributions of up to $1,000 per calendar year where the Owner is at least age 50 at any time during the calendar year for which the contribution is made.
	•	Although we accept rollover and direct transfer contributions under the Flexible Premium Roth IRA Contract, we intend that the Contract be used for ongoing regular Roth IRA contributions.

See “FEDERAL TAX CONSIDERATIONS” for a more detailed discussion of sources of contributions and certain contribution limitations.

1 Additional contributions may not be permitted under certain conditions in your state. Please see “APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS” to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the Contract at any time.

APPENDIX H – Guaranteed Benefit Lump Sum Payment Offer Hypothetical Example [HYPOTHETICAL VALUES TO BE PROVIDED IN THE PRE-EFFECTIVE AMENDMENT]

This example is hypothetical and is the result of a significant number of actuarial calculations using multiple market scenarios and many years of future projections. The example is for illustrative purposes and is not intended to represent your particular situation. Your guaranteed annual payments or Guaranteed Benefit Lump Sum Payment amount may be higher or lower than the amounts shown.

Example - GMIB

Assume the Contract Owner is a 75 year old male who elected the GMIB at Contract issue. Further assume the GMIB benefit base is $100,000 and the Account Value fell to zero, either due to a withdrawal or due to a deduction of charges. If the no lapse guarantee remains in effect, the Contract Owner would receive one the following:
If the Type of Annuity Is1:	Then the Annual Payment Amount Would Be:
A single life annuity	$7,764.13
A single life annuity with a maximum 10-year period certain	$6,406.96
A joint life annuity	$5,675.19
A joint life annuity with a maximum 10-year period certain	$5,561.69
[1]	These are the only annuity payout options available under the GMIB. Not all annuity payout options are available in all Contract classes.

In the alternative, the Contract Owner may elect to receive the Guaranteed Benefit Lump Sum Payment. The Guaranteed Benefit Lump Sum Payment would be equal to the following:
If the Percentage of Computed Contract Reserve Is:	Then the Guaranteed Benefit Lump Sum Payment Amount Would Be:
50%	$35,397.46
60%	$42,476.95
70%	$49,556.45
80%	$56,635.94
90%	$63,715.43

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STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information (“SAI”) that includes the financial statements and the related notes to financial statements for the Company and for Separate Account EQ and additional information about the Company, Separate Account EQ and the Contracts has been filed with the SEC.  It is available without charge on request.  To obtain a copy of the SAI or inquire about your Contract, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.  The SAI is included in this Prospectus by reference.

Reports and other information about the Contract, the Company and the Separate Account are also available on the SEC’s website at http://www.sec.gov, and that copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.  When looking for information regarding the Contracts offered through this prospectus on the SEC’s website, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933.  This number is 333-XXXXXX.

Class/Contract Identifiers: C0000XXXXX; C0000XXXXX, C0000XXXXX, C0000XXXXX

STATEMENT OF ADDITIONAL INFORMATION

The Accumulator® Series

Deferred Combination Variable and Fixed Annuity Contract

issued by
SEPARATE ACCOUNT EQ
of
VENERABLE INSURANCE AND ANNUITY COMPANY

This Statement of Additional Information (“SAI”) contains additional information about the Accumulator® Series group and individual deferred combination variable and fixed annuity contracts (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account EQ (the “Separate Account”). The Accumulator® Series consists of four Contract classes: Accumulator®; Accumulator® PlusSM; Accumulator® EliteSM; and Accumulator® SelectSM. This SAI is not a prospectus. It should be read in conjunction with the Prospectus for the Contracts, which is incorporated herein by reference. The Prospectus, as supplemented, includes information that you should consider before electing to exchange your Accumulator® Series variable annuity contract issued by Equitable Financial Life Insurance Company for the Contract. For a copy of the Prospectus, send a written request to Venerable Insurance and Annuity Company, Customer Service, P.O. Box 9271 Des Moines, Iowa  50306-9271 or telephone (800) 366-0066, or access the Security and Exchange Commission’s (“SEC”) website (www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION

December [  ], 2023

Table of Contents
Page
General Information and History	2
Services	2
Other Information	3
Financial Statements [To be included in the pre-effective amendment.]	3

1

General Information and History

Venerable Insurance and Annuity Company.  We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2019, we were known as Voya Insurance and Annuity Company. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. On June 1, 2018, we became an indirect wholly owned subsidiary of VA Capital Company LLC, an insurance holding company organized under Delaware law (“VA Capital”).  Our direct parent company is Venerable Holdings, Inc. (“Venerable”).

Although we are a subsidiary of VA Capital and Venerable, neither VA Capital nor Venerable are responsible for the obligations under the Contract. The obligations under the Contract are solely our responsibility.

We are engaged in the business of administering insurance and annuities, and we no longer sell or issue any new insurance or annuities. Our principal office is located at 699 Walnut Street, Suite 1350, Des Moines, Iowa 50309-3942.

Separate Account EQ.  Separate Account EQ was established by the Company for the purpose of funding variable annuity contracts. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.

Separate Account EQ is divided into subaccounts. Each subaccount invests exclusively in shares of one fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of a fund are credited to or charged against the corresponding subaccount of Separate Account EQ without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other Contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity Contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. When we deduct the fees we charge for the Contract, these would constitute excess assets that we would transfer to the general account. We are obligated to pay all benefits and make all payments provided under the Contracts and will keep the Separate Account fully funded to cover such liabilities.

Services

Safekeeping of Assets.  Venerable Insurance and Annuity Company acts as its own custodian for Separate Account EQ.

Experts.  The financial statements of Separate Account EQ as of December 31, 2022, and the financial statements of the Company as of December 31, 2022, 2021, and 2020 and for each of the three years in the period ended December 31, 2022, have been audited by Ernst & Young LLP, an independent registered public accounting firm, with respect to Separate Account EQ, and Ernst & Young LLP, independent auditors, with respect to the Company as set forth in their reports thereon appearing elsewhere herein.  Such financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 2005 Market Street, Philadelphia, Pennsylvania 19103.

Distribution of Contracts.  The Contracts are offered solely to owners of Accumulator® Series variable annuity contracts issued by Equitable Financial Life Insurance Company (“EFLIC Contracts”) in connection with the Company’s assumption reinsurance of the EFLIC Contracts. The Contracts are not offered for sale to any other prospective purchasers. We offer the Contracts on a continuous basis. However, we reserve the right to discontinue the exchange offer at any time.

2

The EFLIC Contracts were initially distributed by both Equitable Advisors and Equitable Distributors. Each is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Upon novation of the EFLIC Contracts to the Contracts issued by the Company, our sister company, Directed Services LLC (“DSL”), whose principal address is 1475 Dunwoody Drive, Suite 200, West Chester, Pennsylvania 19380 became the principal underwriter/distributor of the Contracts. DSL is also the principal underwriter/ distributor for other variable contracts issued by Venerable Insurance and Annuity Company (the “Company”).  DSL is registered with the SEC as a broker/dealer under the Securities Exchange Act, and is a member of FINRA.

DSL does not retain any commissions or compensation paid to it by the Company for distribution of the Contracts. As part of the exchange offer, DSL entered into agreements with both Equitable Advisors and Equitable Distributors and other unaffiliated broker/dealers who sold the EFLIC Contracts through their registered representatives and who are licensed to sell securities and variable insurance products (“selling firms”). The selling firms are also registered with the SEC and are FINRA member firms. DSL pays selling firms compensation for the past promotion and sale of the EFLIC Contracts.

For the years ended 2022, 2021 and 2020 commissions paid by the Company to DSL related to sales of variable contracts, other than the Contracts, equaled $113,539,245, $142,771,803, and $133,508,134, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the variable contracts.

Under a pricing agreement, the Company receives a monthly fee from DSL based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts attributable to the Company’s variable contracts, other than the Contracts, was $40,361,772, $52,527,065, and $49,679,797 for the years ended 2022, 2021 and 2020, respectively.

Other Information

Registration statements have been filed with the SEC under the 1933 Act, as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements [To be included in the pre-effective amendment]

Included in this Statement of Additional Information are the financial statements of Separate Account EQ and Venerable Insurance and Annuity Company, as follows:
•	Financial Statements of Separate Account EQ:
	o	Report of Independent Registered Public Accounting Firm
	o	Statements of Assets and Liabilities as of December 31, 2022
	o	Statements of Operations for the year ended December 31, 2022
	o	Statements of Changes in Net Assets for the years ended December 31, 2022 and 2021
	o	Notes to Financial Statements

•	Financial Statements of Venerable Insurance and Annuity Company:
	o	Report of Independent Auditors
	o	Balance Sheets as of December 31, 2022 and 2021
	o	Statements of Operations for the years ended December 31, 2022, 2021 and 2020
	o	Statements of Changes in Capital and Surplus for the years ended December 31, 2022, 2021 and 2020
	o	Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
	o	Notes to Financial Statements

3

Part C
OTHER INFORMATION

Item 27. Exhibits
(a)
Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 filed with the Commission on March 29, 1996; File No. 033-79170.

(b)	Custodian Agreements. Not Applicable.

(c)	(1)
Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. Incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 filed with the Commission on May 4, 1998; File No. 033-23351.

(2)
Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 filed with the Commission on April 9, 2004; File No. 333-90516.

	(3)	Dealers Agreement. Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 filed with the Commission on April 30, 1999; File No. 033-23351.
	(4)	Master Selling Agreement. Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 filed with the Commission on May 12, 2006; File No. 333-70600.
(5)
Amendment to Master Selling Agreement effective June 1, 2018.  Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 filed with the Commission on April 16, 2019; File No. 333-133944.

(6)
Master Selling Agreement between Voya Insurance and Annuity Company, Directed Services, LLC and Broker-Dealers and General Agents.  Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 filed with the Commission on April 16, 2019; File No. 333-133944.

	(7)	Master Servicing Agreement between Venerable Insurance and Annuity Company; Directed Services LLC; and Broker-Dealers and General Agents. To be included in the pre-effective amendment.

(d)	(1)	Form of Certificate of Assumption. To be included in the pre-effective amendment.
	(2)	Form of Data Page for Individual Fixed and Variable Annuity (2007DP). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(3)	Form of Data Page for Individual Fixed and Variable Annuity (2007GWBL DP). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(4)	Form of Data Page for Individual Fixed and Variable Annuity (2007DPTOBCO). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(5)	Form of Contract for Individual Fixed and Variable Annuity (2007DPCore). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(6)	Form of Contract for Individual Fixed and Variable Annuity (2007DPSelect). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(7)	Form of Contract for Individual Fixed and Variable Annuity (2007DPPlus). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(8)	Form of Contract for Individual Fixed and Variable Annuity (2007DPElite). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(9)	Form of Rider for Individual Fixed and Variable Annuity (2007GMIB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(10)	Form of Rider for Individual Fixed and Variable Annuity (2007GMIBOPR). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(11)	Form of Rider for Individual Fixed and Variable Annuity (2007GMIBOPR-R). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(12)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDB-GR-6). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(13)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDB-GR-3). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(14)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDBOPR). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(15)	Form of Rider for Individual Fixed and Variable Annuity (2007GMDB-AR). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(16)	Form of Rider for Individual Fixed and Variable Annuity (2006GWB - rev 5-07 NQ). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(17)	Form of Endorsement for Individual Fixed and Variable Annuity (2007DB-ACC). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(18)	Form of Endorsement for Individual Fixed and Variable Annuity (2007DB-GWB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(18)	Form of Endorsement for Individual Fixed and Variable Annuity (2007NQ-ACC). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(20)	Form of Endorsement for Individual Fixed and Variable Annuity (2007NQ-GWB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(21)	Form of Endorsement for Individual Fixed and Variable Annuity (2006IRA-ACC-rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(22)	Form of Endorsement for Individual Fixed and Variable Annuity (2006IRA-GWB - rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(23)	Form of Endorsement for Individual Fixed and Variable Annuity (2006ROTH-ACC - rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(24)	Form of Endorsement for Individual Fixed and Variable Annuity (2006ROTH-GWB - rev 5-07). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(25)	Form of Endorsement for Individual Fixed and Variable Annuity (2007MMDCA). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(26)	Form of Endorsement for Individual Fixed and Variable Annuity (2007COO). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(27)	Form of Endorsement for Individual Fixed and Variable Annuity (2007PREDB). Incorporated herein by reference to Registration Statement File No. 333-05593 on January 30, 2007.
	(28)	Form of Guaranteed Withdrawal Benefit ((“GWB”) (rev0208)). Registration Statement File No. 333-05593 on October 15, 2007.

(e)	(1)
Form of application for Accumulator®, Form No. 2004App02. Incorporated herein by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-4 filed with the Commission on April 20, 2006; File No. 333-05593.

(2)
Form of Application (No. 2006 App 02). Incorporated herein by reference to Post-Effective Amendment No. 43 to the Registration Statement on Form N-4 filed with the Commission on June 14, 2006; File No. 333-05593.

(3)
Form of Application (No. 2006 App 01). Incorporated herein by reference to Post-Effective Amendment No. 43 to the Registration Statement on Form N-4 filed with the Commission on June 14, 2006; File No. 333-05593.

	(4)	Form of Notice and Consent. To be included in the pre-effective amendment.

(f)	(1)
Restated Articles of Incorporation for Voya Insurance and Annuity Company dated June 1, 2018.  (Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2019; File No. 333-133944.)

(2)
Amended and Restated Bylaws of Voya Insurance and Annuity Company dated June 1, 2018.  (Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2019; File No. 333-133944.)

(3)
Board Resolutions to Amend Articles and Bylaws to Change Company’s Name.  (Incorporated herein by reference to Post-Effective Amendment No. 36 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 16, 2019; File No. 333-133944.)

(4)
Amendment to Restated Articles of Incorporation Providing for the Name Change of Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-4 for Venerable Insurance and Annuity Company and its Separate Account B, filed on April 20, 2020; File No. 333-133944.)

(g)	Coinsurance and Modified Coinsurance Agreement between Corporate Solutions Life Reinsurance Company and Venerable Insurance and Annuity Company. To be included in the pre-effective amendment.

(h)	(1)	Participation Agreement between EQ Advisors Trust, Venerable Insurance and Annuity Company and Directed Services LLC. To be included in the pre-effective amendment.
	(2)	Selling and Service Agreement between EQ Advisors Trust, Venerable Insurance and Annuity Company and Directed Services LLC. To be included in the pre-effective amendment.
	(3)	Rule 22c-2 Agreement between EQ Advisors Trust, Venerable Insurance and Annuity Company and Directed Services LLC. To be included in the pre-effective amendment.

(i)	Administrative Contracts. Not Applicable.

(j)	Other Material Contracts. Not Applicable.
	(1)	Assumption Reinsurance Agreement between Equitable Financial Life Insurance Company and Venerable Insurance and Annuity Company – To be included in the pre-effective amendment.
	(2)	Transition Services Agreement between Equitable Financial Life Insurance Company and Venerable Insurance and Annuity Company – To be included in the pre-effective amendment.

(k)	Opinion and Consent of Counsel. To be included in the pre-effective amendment.

(l)	Consent of Independent Registered Public Accounting Firm. To be included in the pre-effective amendment.

(m)	Omitted Financial Statements. Not Applicable.

(n)	Initial Capital Agreements. Not Applicable.

(o)	Form of Initial Summary Prospectus. To be included in the pre-effective amendment.

(p)	Powers of Attorney. Not Applicable

Item 28.	Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Peter C. Aberg, 590 Madison Avenue, 41st Floor, New York, NY 10022	Director
Daniel G. Kilpatrick, 590 Madison Avenue, 42nd Floor, New York, NY 10022	Director
Brenna Haysom Romando, 16 Sterling Lake Road, Tuxedo Park, NY 10987	Director
Nedim (Ned) Sadaka, 600 Madison Avenue, 11th Floor, New York, NY 10022	Director
Howard L. Shecter, 2929 Arch Street, Suite 800, Philadelphia, PA 19104	Director and Chairperson of the Board
Vishal N. Sheth, 9 West 57th Street, New York, NY 10019	Director
Jasjit Singh, 9 West 57th Street, New York, NY 10019	Director
Timothy W. Brown, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	President, Chief Executive Officer, Chief Legal Officer, and Secretary
David P. Wiland, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Financial Officer
Kenneth L. Brown, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Executive Vice President and Chief Operations Officer
Thomas N. Hanson, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Risk Officer
Heather A. Kleis, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Executive Vice President and Chief Human Resources Officer
Timothy D. Billow, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Information Officer
Lindsey A. Bollinger, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Executive Vice President and Chief Implementation Officer
Catherine A. Mahone, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Executive Vice President and Chief Administrative Officer
Gregory S. Smith, Jr., 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President and Chief Accounting Officer
Kristi L. Harding, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Senior Vice President, Chief Compliance Officer, Assistant Secretary, and Anti-Money Laundering Officer
Timothy P. Henry, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President and Senior Insurance Portfolio Manager
Parul Bhatia, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President, Chief Actuary, and Appointed Actuary
John E. Herlihy, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Senior Vice President, Head of Trading, and Co-Head of Hedging
Glenn A. Black, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Head of Tax
Ross R. Boudiab, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Treasurer
Kelly M. Hennigan, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Head of Investment Operations
Simon B. Scully, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Chief Information Security Officer
Richard E. Gelfand, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President
Jennifer M. Ogren, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
Lee M. Barnard, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
J. Neil McMurdie, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
Ron J. Tanner, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Assistant Secretary
Jay M. Lemoncelli, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Secretary
Lori L. DeMarco, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Secretary
James R. Eckis, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer
Janet E. Myers, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer

Item 29.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

1.	The Registrant, Separate Account EQ, is a segregated asset account of Venerable Insurance and Annuity Company (“VIAC” or the “Company”) (IA) and is therefore owned and controlled by VIAC.
2.	The Depositor, VIAC, is a wholly-owned subsidiary of Venerable Holdings, Inc. (DE)
3.	VIAC Services Company (DE) and Directed Services LLC (DE) are affiliates of VIAC and wholly-owned subsidiaries of Venerable Holdings, Inc.
4.	Rocky Range, Inc. (AZ) and Corporate Solutions Life Reinsurance Company (DE) are wholly-owned subsidiaries of VIAC.

Item 30.	Indemnification

VIAC shall indemnify to the full extent permitted by Chapter 490 of the Code of Iowa, as may be amended from time to time, or by other provisions of applicable law, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, fiduciary or employee of the Company, or is or was serving at the request of the Company as a director, officer, fiduciary, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Any indemnification as described in the preceding paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper in the circumstances because the person claiming indemnification has met the applicable standard of conduct set forth in therein. Such determination shall be made by the Company’s Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding in question. If such a quorum is not obtainable, the Board shall retain independent legal counsel who shall make such a determination in a written opinion.

Expenses (including attorney’s fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action upon receipt of an undertaking by or on behalf of a person entitled to claim indemnification to repay such amount, if it is ultimately determined that he or she is not entitled to be indemnified by the Company.

To the extent permitted by law, the Company or its parents may purchase and maintain insurance on behalf of any person or persons described in the preceding paragraphs of this Item 30 against any liability asserted against and incurred by him or her, whether or not the Company would have power to indemnify him or her as described above.

Consistent with the laws of the State of Iowa, VA Capital Company LLC (“VA Capital”) maintains various insurance policies issued by reputable insurers covering VA Capital and any company in which VA Capital has a controlling interest, including VIAC and Directed Services LLC, the principal underwriter. These policies cover the indemnification obligations of VA Capital and its subsidiaries. The policies include, but are not limited to, the following types of coverages: Professional Liability, Directors & Officers Liability, Cyber Liability, Employment Practices Liability, Fiduciary Liability, and Financial Institutional Bond.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company separate account (the “Registrant”), as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant may, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriter

(a)	Directed Services LLC also serves as principal underwriter for all contracts issued by Venerable Insurance and Annuity Company through its Separate Accounts A, B, U, and the Alger Separate Account A.

(b)	The following information is furnished with respect to the principal officers and directors of Directed Services, LLC, the Registrant’s Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Kenneth L. Brown, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Director and Chairperson of the Board, President and Chief Executive Officer
David P. Wiland, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Director
Richard E. Gelfand, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Chief Financial Officer, Treasurer, and Assistant Secretary
Kristi L. Harding, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Senior Vice President, Chief Compliance Officer, Assistant Secretary, and Anti-Money Laundering Officer
Simon B. Scully, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President and Chief Information Security Officer
Janet E. Myers, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Assistant Treasurer and Assistant Secretary
Angela L. Ellis, 699 Walnut Street, Suite 1350, Des Moines, IA 50309	Vice President and Assistant Secretary
J. Neil McMurdie, 1475 Dunwoody Drive, Suite 200, West Chester, PA 19380	Vice President, General Counsel, and Secretary

(c)	Compensation from the Registrant.

The principal underwriter received the following compensation, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Directed Services LLC	$0	$0	$113,539,245	$0

Item 32.	Location of Accounts and Records

Contained in the Registrant’s most recently filed report on Form N-CEN.

Item 33.	Management Services

None.

Item 34.	Fee Representation

Venerable Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Venerable Insurance and Annuity Company.

SIGNATURES
(Accumulator 7.0)

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account EQ of Venerable Insurance and Annuity Company, has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the township of West Whiteland, Commonwealth of Pennsylvania, on the ___18th__day of ___July__, 2023.

SEPARATE ACCOUNT EQ		VENERABLE INSURANCE AND ANNUITY COMPANY
(Registrant)		(Depositor)

By:	/s/Timothy W. Brown* Timothy W. Brown	By:	/s/Timothy W. Brown* Timothy W. Brown
	President of the Depositor (principal executive officer of the Depositor)		President (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/Timothy W. Brown	President, Chief Executive Officer
Timothy W. Brown	(principal executive officer)	July 18, 2023

/s/David P. Wiland	Executive Vice President and Chief Financial Officer
David P. Wiland	(principal financial officer)	July 12, 2023

/s/Gregory S. Smith	Senior Vice President and Chief Accounting Officer
Gregory S. Smith	(principal accounting officer)	July 12, 2023

/s/Peter C. Aberg	Director
Peter C. Aberg		July 15, 2023

/s/Daniel G. Kilpatrick	Director
Daniel G. Kilpatrick		July 17, 2023

/s/Brenna Haysom Romando	Director
Brenna Haysom Romando		July 19, 2023

/s/Nedim Sadaka	Director
Nedim (Ned) Sadaka		July 14, 2023

/s/Howard L. Shecter	Director
Howard L. Shecter		July 19, 2023

/s/Vishal N. Sheth	Director
Vishal N. Sheth		July 19, 2023

/s/Jasjit Singh	Director
Jasjit Singh		July 17, 2023

EXHIBIT INDEX

Item 27 Exhibit No.	Exhibit (To be included in the pre-effective amendment)
(c)(7)	Master Servicing Agreement between Venerable Insurance and Annuity Company; Directed Services LLC; and Broker-Dealers and General Agents

(d)(1)	Form of Certificate of Assumption

(e)(4)	Form of Notice and Consent

(g)	Coinsurance and Modified Coinsurance Agreement between Corporate Solutions Life Reinsurance Company and Venerable Insurance and Annuity Company.

(h)(1)	Participation Agreement between EQ Advisors Trust, Venerable Insurance and Annuity Company and Directed Services LLC

(h)(2)	Selling and Service Agreement between EQ Advisors Trust, Venerable Insurance and Annuity Company and Directed Services LLC

(h)(3)	Rule 22c-2 Agreement between EQ Advisors Trust, Venerable Insurance and Annuity Company and Directed Services LLC

(j)(1)	Assumption Reinsurance Agreement between Equitable Financial Life Insurance Company and Venerable Insurance and Annuity Company

(j)(2)	Transition Services Agreement between Equitable Financial Life Insurance Company and Venerable Insurance and Annuity Company

(k)	Opinion and Consent of Counsel

(l)	Consent of Independent Registered Public Accounting Firm

(o)	Form of Initial Summary Prospectus